Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

E2OPEN, INC.,

GOLD RUSH ACQUISITION CORP.,

SERUS CORPORATION

AND

FORTIS ADVISORS LLC, AS AGENT FOR THE COMPANY HOLDERS

MAY 31, 2014

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2.26	Securities Laws	62
2.27	Complete Copies of Materials	62
2.28	Representations Complete	62

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF ACQUIROR	63

3.1	Organization and Standing	63
3.2	Due Authorization	63
3.3	Valid Issuance	63
3.4	Cash Resources	63
3.5	Governmental Consents	63
3.6	Operations of Merger Sub	64
3.7	No Finder’s Fee	64

ARTICLE IV	CONDUCT PRIOR TO THE EFFECTIVE TIME	64

4.1	Affirmative Conduct of Company Business	64
4.2	Restrictions on Conduct of Company Business	64
4.3	No Solicitation	65

ARTICLE V	ADDITIONAL AGREEMENTS	66

5.1	Required Stockholder Approval	66
5.2	Access to Information	68
5.3	Notification of Certain Matters	68
5.4	Expenses; Change in Control Payments	68
5.5	Corporate Matters	69
5.6	Further Actions	69
5.7	Tax Matters	70
5.8	Termination of 401(k) Plan	72
5.9	Contract Consents, Amendments and Terminations	72
5.10	Company Closing Certificate; Spreadsheet	73
5.11	Payment of Debt; Release of Encumbrances	75
5.12	Resignation of Officers and Directors	75
5.13	Confidentiality	75
5.14	Closing Certificates	76
5.15	Joinder Agreements	76
5.16	Director and Officer Insurance and Indemnification	76
5.17	Proprietary Information and Inventions Assignment Agreement	77
5.18	Employees	77
5.19	Non-Continuing Executives, Non-Continuing Employees and Termination of Consultants	78
5.20	Indian Tax Obligations	80

ARTICLE VI	CONDITIONS TO THE MERGER	79

6.1	Conditions to the Obligations of Each Party to Effect the Merger	79
6.2	Conditions to the Obligations of Acquiror and Merger Sub	79
6.3	Conditions to the Obligations of the Company	84

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ARTICLE VII	TERMINATION, AMENDMENT AND WAIVER	84

7.1	Termination	84
7.2	Effect of Termination	85
7.3	Amendment	85
7.4	Extension; Waiver	85

ARTICLE VIII	INDEMNIFICATION	86

8.1	Survival	86
8.2	Indemnification	87
8.3	Holdback Amount as Recourse; Other Limitations	88
8.4	Limitations	89
8.5	Holdback; Period for Claims; Releases; Distribution	89
8.6	Claims	91
8.7	Resolution of Objections to Claims	92
8.8	Company Holders’ Agent	94
8.9	Third-Party Claims	96
8.10	Tax Treatment	97

ARTICLE IX	GENERAL PROVISIONS	97

9.1	Notices	97
9.2	Interpretation	99
9.3	Counterparts	99
9.4	Entire Agreement; Nonassignability; Parties in Interest	99
9.5	Assignment	100
9.6	Severability	100
9.7	Remedies Cumulative	100
9.8	Governing Law	100
9.9	Rules of Construction	101
9.10	WAIVER OF JURY TRIAL	101
9.11	Certain Wavier	101

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ANNEXES

Annex A	–	Index of Defined Terms

EXHIBITS

Exhibit A	–	Form of Joinder Agreement
Exhibit B	–	Form of Stockholder Written Consent
Exhibit C	–	Form of Certificate of Merger
Exhibit D	–	[Intentionally deleted]
Exhibit E	–	Form of IRS Notice
Exhibit F	–	Form of FIRPTA Notice
Exhibit G	–	Form of Director and Officer Resignation Letter

SCHEDULES

Schedule 1.1(a)	–	Company Support Stockholders
Schedule 1.1(b)	–	Key Employees
Schedule 1.1(c)	–	Knowledge Group
Schedule 4.2	–	Exceptions to Restrictions on Conduct of Company Business
Schedule 5.1(b)	–	Form of 280G Waiver
Schedule 5.9(a) (ii)	–	Required Consents
Schedule 5.9(a) (iii)	–	Required Notices
Schedule 5.9(b)	–	Agreements to be Modified
Schedule 5.9(c)	–	Agreements to be Terminated
Schedule 5.10	–	Form of Spreadsheet
Schedule 5.11	–	Encumbrances to Be Released
Schedule 5.19	–	Non-Continuing Executives; Non-Continuing Employees

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 31, 2014 (the “Agreement Date”), by and among E2open, Inc., a Delaware corporation (“Acquiror”), Gold Rush Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), Serus Corporation, a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company and as the agent for and on behalf of the Company Holders (as defined herein) under this Agreement (the “Company Holders’ Agent”).

RECITALS

A. The boards of directors of each of Merger Sub and the Company and the board of directors (or an authorized committee thereof) of Acquiror have determined that it would be advisable and in the best interests of each corporation and their respective stockholders that Acquiror acquire the Company through the statutory merger of Merger Sub with and into the Company, pursuant to which the Company would become a wholly owned subsidiary of Acquiror (the “Merger”), upon the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of Delaware Law (as defined in Section 1.1 below), and in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

B. Pursuant to the Merger, at the Effective Time (as defined below), among other things, (i) all of the issued and outstanding shares of Series C Preferred Stock and Series C-1 Preferred Stock (each as defined in Section 1.1) shall be converted into the right to receive shares of Acquiror Common Stock (as defined in Section 1.1) and cash in the manner and on the terms and subject to the conditions set forth herein, and (ii) all other issued and outstanding shares of Company Capital Stock (as defined in Section 1.1) shall be cancelled for no consideration, in each case in accordance with the Company’s Certificate of Incorporation.

C. Concurrently with the execution and delivery of this Agreement and as a material inducement to the willingness of Acquiror and Merger Sub to enter into this Agreement, each of the Key Employees (as defined in Section 1.1) has entered into “at will” employment arrangements with Acquiror pursuant to such Key Employee’s execution and delivery of an employment agreement and proprietary invention assignment agreement, in each case on Acquiror’s form (each, a “Key Employee Agreement”), and in each case to be effective as of the Closing Date.

D. Concurrently with the execution of this Agreement and as a material inducement to the parties’ willingness to enter into this Agreement, certain Company Stockholders (as defined in Section 1.1), including each of the Company Support Stockholders (as defined in Section 1.1), have executed and delivered a joinder agreement in substantially the form attached hereto as Exhibit A (the “Joinder Agreement”).

E. Promptly following the execution and delivery of this Agreement by the parties hereto, the Company will solicit the written consent, in the form attached hereto as Exhibit B (each, a “Stockholder Written Consent” and collectively, the “Stockholder Written Consents”), of the Company Support Stockholders and such other holders of Company Capital Stock that, collectively, hold a number of shares sufficient to meet the Required Stockholder Approval (as defined in Section 1.1).

F. A portion of the consideration otherwise payable by Acquiror in connection with the Merger will be held back by Acquiror as partial security for the indemnification obligations set forth in this Agreement, which holdback will be governed by the terms and conditions hereof.

G. The Company, Merger Sub and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1 Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

“Acquiror Common Stock” means the common stock of Acquiror, par value of $0.001 per share.

“Acquiror Restated Certificate” means the Acquiror’s Amended and Restated Certificate of Incorporation, as may hereinafter be amended.

“Acquiror Trading Price” means $16.65.

“Affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.

“Aggregate Closing Cash Change of Control Amount” means the amount equal to the Closing Cash Consideration multiplied by 15%.

“Aggregate Closing Cash Company Convertible Note Payoff Amount” means the Company Convertible Note Payoff Amount multiplied by a fraction, (i) the numerator of which is the Closing Cash Consideration and (ii) the denominator is the Closing Consideration.

“Aggregate Closing Stock Change of Control Amount” means the amount equal to the dollar value of the Closing Stock Consideration multiplied by 15%.

“Aggregate Closing Stock Company Convertible Note Payoff Amount” means the Company Convertible Note Payoff Amount multiplied by a fraction, (i) the numerator of which is the dollar value of the Closing Stock Consideration and (ii) the denominator is the Closing Consideration.

“Aggregate Earnout Amount” means the amount of the Earnout, if any, finally determined pursuant to Section 1.10(c) and (d) and payable to the Company Holders (other than the Company Convertible Note Holders), less the amount of the Transaction Expenses owed after the Effective Time of the Merger and as a result of the payment of the Earnout.

“Aggregate Expense Change of Control Amount” means the amount equal to the Expense Amount multiplied by 15%.

“Aggregate Expense Company Convertible Note Payoff Amount” means the portion of the Expense Consideration allocable to the Company Convertible Note Holders.

“Aggregate Holdback Change of Control Amount” means the amount equal to the Holdback Fund multiplied by 15%.

“Aggregate Holdback Company Convertible Note Payoff Amount” means the amount out of the Holdback Fund to be released to the Company Convertible Note Holders as and when payable in accordance with Section 8.5(e) this Agreement.

“Alternative Proposal” means any agreement, offer or proposal for, or any indication of interest in, any acquisition of the Company or the Company Subsidiaries or all or any portion of the Company’s or the Company Subsidiaries’ assets (other than sales or non-exclusive licenses of Company Products in the ordinary course of business consistent with past practices) or any equity interest in the Company or any Company Subsidiary, whether by way of a merger, consolidation, asset sale, stock purchase, tender offer or other business combination or otherwise, or any material, non-ordinary course development, license or joint venture transaction, other than any offer, proposal or indication of interest made by or on behalf of Acquiror.

“Business Day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in San Francisco, California.

“California Law” means the California Corporations Code.

“Change in Control Payments” means any severance, termination, change in control, transaction, retention, bonus, profit-sharing or other similar compensation, benefits or payments to any Person, which are or may become payable by or on behalf of the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Merger or any other the transactions contemplated hereby (either alone or in connection with any other event, contingent or otherwise, or the passage of time), whether payable hereunder, under any Contract or Company Employee Plan, or under any other plan, policy, agreement or arrangement; except that (i) the obligations under the Change of Control Plan, and (ii) payments to or costs related to the termination of any Non-Continuing Employee (other than any such payments under or costs related to any Contract between the Company and such Non-Continuing Employee in effect as of the Agreement Date or Company Employee Plan) shall not constitute “Change in Control Payments” hereunder.

“Change of Control Plan” means the Change of Control Bonus Plan of the Company.

“Change of Control Plan Participants” means the participants identified under the Change of Control Bonus Plan and approved by the Company Board.

“Change of Control Plan Rights” means the rights to receive consideration on the terms and subject to the conditions set forth in the Change of Control Plan and this Agreement.

“Closing Cash Consideration” means $14,450,000 in cash, minus the sum of (a) the Company Net Working Capital Shortfall, if any, (b) Closing Company Debt, (c) Transaction Expenses to the extent not paid by the Company prior to, or concurrently with, the Closing, (d) Change in Control Payments to the extent not paid by the Company prior to, or concurrently with, the Closing, (e) the Holdback Amount and (f) the Expense Amount. For the avoidance of doubt, Closing Consideration shall not be increased if the Company Net Working Capital is greater than the Target Net Working Capital.

“Closing Cash MergerTech Amount” means the MergerTech Fees multiplied by a fraction, (i) the numerator of which is the Closing Cash Consideration and (ii) the denominator is the Closing Consideration.

“Closing Company Debt” means the aggregate amount of all Company Debt that has not been repaid by the Company prior to, or concurrently with, the Closing.

“Closing Consideration” means an amount equal to the sum of the Closing Cash Consideration and the Closing Stock Consideration. For the avoidance of doubt, Closing Consideration shall not be increased if the Company Net Working Capital is greater than the Target Net Working Capital.

“Closing Stock Consideration” means 243,243.24 shares of Acquiror Common Stock which shares, based upon the Acquiror Trading Price, have a value of $4,050,000. Notwithstanding the foregoing, Acquiror may, in its sole discretion, (i) pay the entire amount of the Closing Stock Consideration in cash in an aggregate amount of $4,050,000 (the “Cash Option” and such amount, the “Cash Option Amount”), or (ii) for any Company Holder that Acquiror believes is an Unaccredited Investor, pay the amount of Closing Stock Consideration payable hereunder to such Company Holder in cash that would otherwise be paid to such Company Holder in shares of Acquiror Common Stock (each, an “”Unaccredited Cash-Out Option” and any such amount, an “Unaccredited Cash-Out Option Amount”).

“Closing Stock MergerTech Amount” means the MergerTech Fees multiplied by a fraction, (i) the numerator of which is the dollar value of the Closing Stock Consideration and (ii) the denominator is the Closing Consideration.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.

“Company Closing Statement” means a statement setting forth (a) the Company’s unaudited balance sheet as of the Closing Date before giving effect to the Closing, which shall be prepared in accordance with GAAP consistently applied through the periods indicated and consistently with the Company Financial Statements, (b) the amount of Company Net Working Capital, including an itemized list of each asset and liability class reflected therein, and each other element of the Company Net Working Capital, (c) the Company Net Working Capital Shortfall, if any, (d) Closing Company Debt, (e) the amounts to be paid to each Change of Control Plan Participant pursuant to the Change of Control Plan and such Change of Control Plan Participant’s Participation Agreement, (f) Transaction Expenses to the extent not paid by the Company prior to, or concurrently with, the Closing, (g) the amount of MergerTech Fees, (h) Change in Control Payments to the extent not paid by the Company prior to, or concurrently with, the Closing, and (i) the Closing Date ARR by customer. The Company Closing Statement shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date.

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Convertible Note Payoff Amount” means all outstanding principal, accrued and unpaid interest and any premium thereon under the Company Convertible Notes as of immediately prior to the Closing.

“Company Convertible Notes” means any and all convertible notes payable by the Company, including without limitation the convertible promissory notes issued pursuant to the Note Purchase Agreement, dated November 30, 2012, as amended, among the Company and the investors party thereto, and the Note Purchase Agreement, dated September 6, 2013, as amended, among the Company and the investors party thereto.

“Company Convertible Note Amendments” means (i) the Amendment to Convertible Promissory Notes, amending those certain convertible promissory notes issued pursuant to that certain Note Purchase Agreement dated as of November 30, 2012, by and among the Company and the investors party thereto, and (ii) the Amendment to Convertible Promissory Notes, amending those certain convertible promissory notes issued pursuant to that certain Note Purchase Agreement dated as of September 6, 2013, by and among the Company and the investors party thereto.

“Company Convertible Note Holders” means the holders of the Company Convertible Notes outstanding as of immediately prior to the Closing.

“Company Debt” means, as of any specified date, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable), to the extent they are of the Company or any Company Subsidiary or guaranteed by the Company or any Company Subsidiary, including through the grant of a security interest upon any assets of such Person: (i) all outstanding indebtedness for borrowed money owed to third parties, (ii) accrued interest payable with respect to indebtedness referred to in clause (i), (iii) all obligations for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, releases of “holdbacks” or similar payments, but excluding any such obligations to the extent there is cash being held in escrow exclusively for purposes of satisfying such obligations) (“Deferred Purchase Price”) other than trade payables in the ordinary course of business, Transaction Expenses and MergerTech Fees, (iv) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible) or arising under indentures, (v) all obligations arising out of any financial hedging, swap or similar arrangements, (vi) all obligations as lessee that would be required to be capitalized in accordance with GAAP, (vii) all obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction and (viii) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations of such Person that would arise (whether or not then due and payable) if all such items under clauses (i) through (vii) were prepaid, extinguished, unwound and settled in full as of such specified date. For purposes of determining the Deferred Purchase Price obligations as of a specified date, such obligations shall be deemed to be the maximum amount of Deferred Purchase Price owing as of such specified date (whether or not then due and payable) or potentially owing at a future date. Notwithstanding the foregoing or anything to the contrary, the obligations under the Company Convertible Notes (which obligations shall be satisfied in accordance with Section 1.8(e) hereof) and the SVB Line shall not constitute a Company Debt hereunder.

“Company Holders” means the (i) Company Convertible Note Holders, (ii) MergerTech, (iii) Company Stockholders who as of immediately prior to the Closing are the record holders of shares of Series C Preferred Stock or Series C-1 Preferred Stock, and (iv) the holders of Change of Control Plan Rights who have been identified as a Change of Control Plan Participant pursuant to the Change of Control Plan and are parties to the Participation Agreement required pursuant to such plan.

“Company Net Working Capital” means (a) the sum of all of the Company’s consolidated cash and cash equivalents and accounts receivable (each as defined by and determined in accordance with the consistently applied accounting practices and policies of the Company so long as such practices and policies are in accordance with GAAP) as of the Closing Date before giving effect to the Closing, less (b) the Company’s consolidated current liabilities excluding deferred revenues (each as defined by and determined in accordance with the consistently applied accounting practices and policies of the Company so long as such practices and policies are in accordance with GAAP) as of the Closing Date before giving effect to the Closing and all outstanding indebtedness, interest and other amounts owed under the SVB Line as of immediately prior to the Closing.

“Company Net Working Capital Shortfall” means the amount, if any, by which the Target Net Working Capital exceeds the Company Net Working Capital.

“Company Option” means an option to purchase Company Common Stock granted pursuant to a Company Option Plan.

“Company Option Plans” means each of the Company’s 2001 Stock Option Plan and the 2004 Stock Option Plan.

“Company Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series C-1 Preferred Stock.

“Company Stockholders” means the holders of Company Capital Stock.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Support Stockholders” means each of the stockholders of the Company set forth on Schedule 1.1(a).

“Company Warrant” means any issued and outstanding warrant to purchase or otherwise acquire shares of Company Capital Stock.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated March 11, 2014, between the Company and Acquiror.

“Continuing Employee” means any employee of the Company or Company Subsidiary as of immediately prior to the Effective Time who either remains an employee of the Company or any Company Subsidiary as of immediately following the Effective Time, or becomes an employee of Acquiror or one of its Subsidiaries as of immediately following the Effective Time, including, for the avoidance of doubt, each Key Employee.

“Contract” means any written or oral contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which the holder thereof has properly demanded appraisal or dissenters’ rights in accordance with Section 262 of Delaware Law or California Law, and who has not effectively withdrawn or lost such holder’s appraisal dissenters’ rights under Delaware Law or California Law.

“Earnout MergerTech Fees Amount” the Aggregate Earnout Amount multiplied by the fraction, (i) the numerator of which is the Closing Cash MergerTech Amount, and (ii) the denominator of which is the sum of (x) the Closing Cash MergerTech Amount, (y) the Aggregate Closing Cash Change of Control Amount, and (z) the Net Closing Cash Consideration.

“Encumbrances” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim or restriction of any nature.

“Equityholder Matters” means any claim by any current, former or purported securityholder of the Company, or any other Person, asserting, alleging or seeking to assert rights with respect to Company Capital Stock, Company Options or Company Warrants or any other options, warrants, securities or rights that are convertible into, exercisable for or exchangeable for Company Capital Stock, including any claim asserted, based upon or related to (i) the ownership or rights to ownership of any Company Capital Stock, Company Options, Company Warrants or any other such options, warrants, securities or rights, (ii) any rights of a securityholder of the Company, including any rights to securities, preemptive rights or rights to notice or to vote securities, (iii) any rights under the Charter Documents, (iv) any allegations of violations of fiduciary duty, or (v) any claim that such Person’s securities were wrongfully issued or repurchased by the Company or any Company Subsidiary, except in each case for the right following the Closing and in compliance with the terms of this Agreement of a Company Stockholder to receive such Company Stockholder’s portion of the Total Consideration as provided herein and set forth on the Spreadsheet.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that is (or at any relevant time was) a member of a “controlled group of corporations” with, under common control with, or a member of an “affiliated service group” with, the Company under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expense Amount” means an amount in cash equal to $100,000.

“Expense Consideration” means the amount out of the Expense Fund to be released to the Company Holders as and when payable based on their respective Pro Rata Shares of any remaining portion of the Expense Fund.

“Expense Fund” means the Expense Amount, plus any interest accrued thereon.

“Expense MergerTech Fees Amount” means the portion of the Expense Consideration allocable to MergerTech.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, or any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Hazardous Material” means any substance that has been designated by any Governmental Entity or by applicable Legal Requirement to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws.

“Holdback Amount” means an amount in cash equal to $1,850,000.00.

“Holdback Consideration” means the amount out of the Holdback Fund to be released to the Company Holders as and when payable in accordance with this Agreement.

“Holdback Fund” means the Holdback Amount, plus interest accrued thereon of 0.15% per annum.

“Holdback MergerTech Fees Amount” means the amount out of the Holdback Fund to be released to MergerTech as and when payable in accordance with Section 8.5(e) of this Agreement.

“International Employee Plan” means each Company Employee Plan that is subject to the laws of any jurisdiction outside the United States or provides compensation or benefits to any Employee who performs services outside the United States.

“Key Employees” means each of the employees of the Company set forth on Schedule 1.1(b).

“knowledge” means, with respect to the Company, the actual knowledge of any of the Persons listed on Schedule 1.1(c), provided that knowledge shall also be deemed to include the knowledge that such individuals should have after conducting a reasonable inquiry of their respective direct subordinates.

“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, order, writ, injunction, decree, award, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity of competent jurisdiction.

“made available” means, with respect to any material, that a copy of such material has been posted and made accessible to Acquiror on or before 9:00 p.m. California time on a date that is three (3) Business Days prior to the Agreement Date to the electronic data room maintained by the Company in connection with the transactions contemplated hereby at Firmex.

“Material Adverse Effect” means, with respect to any entity, any change, fact, circumstance, condition, event or effect that is, or could reasonably be expected to be, materially adverse to the business, operations, assets (whether tangible or intangible), liabilities, condition (financial or otherwise), capitalization or results of operations of such entity taken as a whole with its subsidiaries, provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company’s business is conducted, (ii) general financial, credit or capital market conditions or any changes therein, (iii) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the Agreement Date, (iv) changes affecting the Company’s industry generally, (v) changes in GAAP occurring after the Agreement Date, (vi) changes resulting or arising from any public announcement of this Agreement or the pendency of this Agreement or any of the transactions contemplated herein, (vii) any change or event to the extent attributable primarily to the identity of Acquiror that impacts the Company’s revenues or relationships with its employees, customers, suppliers or partners, and (viii) any failure by the Company to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the Agreement Date; provided, that in the case of clauses (i), (ii), (iii), (iv) and (v), such change, effect, event, circumstance, or condition does not affect the Company in a disproportionate manner to other companies engaged in the Company’s business; and provided further that in the case of clause (viii) any underlying event or circumstance that was a cause of such failure may be deemed to constitute and be taken into account in determining whether there has been a Material Adverse Effect.

“MergerTech” means MergerTech, a division of Financial Telesis Inc., a California corporation.

“MergerTech Fees” means any fees and expenses payable by the Company to MergerTech that are contingent upon the successful consummation of the transactions contemplated by this Agreement as set forth in the Spreadsheet.

“Net Closing Cash Consideration” means the Closing Cash Consideration, less the sum of (i) the Aggregate Closing Cash Company Convertible Note Payoff Amount, (ii) the Aggregate Closing Cash Change of Control Amount, and (iii) the Closing Cash MergerTech Amount.

“Net Closing Stock Consideration” means the Closing Stock Consideration, less the sum of (i) the Aggregate Closing Stock Company Convertible Note Payoff Amount, (ii) the Aggregate Closing Stock Change of Control Amount, and (iii) the Closing Stock MergerTech Amount.

“Net Earnout Consideration” means an amount in cash equal to the Aggregate Earnout Amount multiplied by 85%, less the Earnout MergerTech Fees Amount.

“Net Expense Consideration” means the Expense Consideration less the sum of (i) the Aggregate Expense Company Convertible Note Payoff Amount, (ii) the Aggregate Expense Change of Control Amount, and (iii) the Expense MergerTech Fees Amount.

“Net Holdback Consideration” means the Holdback Consideration less the sum of (i) the Aggregate Holdback Company Convertible Note Payoff Amount, (ii) the Aggregate Holdback Change of Control Amount, and (iii) Holdback MergerTech Fees Amount.

“Non-Continuing Employee” means each of the employees of the Company set forth on Schedule 5.19 under the heading “Non-Continuing Employees.”

“Non-Continuing Executive” means each of the employees of the Company set forth on Schedule 5.19 under the heading “Non-Continuing Executives.”

“Participation Agreement” has the meaning set forth in the Change of Control Plan.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, association, business organization or Governmental Entity.

“Pre-Closing Taxes” means (i) any Taxes of the Company and the Company Subsidiaries relating or attributable to any Pre-Closing Tax Period that are not yet paid (including such Taxes that are accrued but not yet due and payable) as of the Closing Date, including any such Taxes that arise from or are attributable to a Third Party Claim initiated by a Tax Authority within the statute of limitations applicable to the Pre-Closing Taxes in the relevant jurisdiction and (ii) any Taxes of the Company and the Company Subsidiaries attributable to the transactions contemplated by this Agreement, including the Transaction Payroll Tax, but such term excludes Taxes incurred or attributable to (a) an election under Section 338 of the Code with respect to the transactions contemplated by this Agreement or (b) any transactions occurring after the Closing Date (which shall include transactions occurring on the Closing Date after the Closing outside the ordinary course of business, other than transactions explicitly contemplated by this Agreement).

“Pro Rata Share” means, as to each Company Holder, the quotient obtained by dividing (a) the aggregate amount of Total Consideration to which each such Company Holder is entitled to receive in respect of such Person’s shares of Company Capital Stock, Change of Control Plan Rights, and Company Convertible Notes, as applicable, and, in the case of MergerTech, the MergerTech Fees (in each case, assuming for such purposes that the full Holdback Amount, the Expense Amount and Earnout is paid to the Company Holders, without interest), by (b) the aggregate amount of Total Consideration to which all Company Holders are entitled to receive in respect of their shares of Company Capital Stock, Change of Control Plan Rights and Company Convertible Notes, as applicable, and, in the case of MergerTech, the MergerTech Fees (in each case, assuming for such purposes that the full Holdback Amount and Earnout is paid to the Company Holders, without interest). For purposes of the foregoing, the Acquiror Common Stock will be valued at the Acquiror Trading Price.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Required Stockholder Approval” means with respect to this Agreement and the transactions contemplated hereby, the affirmative vote to adopt this Agreement and approve the Merger by (i) at least 60% of the votes represented by all outstanding shares of Company Preferred Stock, voting as a separate class on an as-converted to Company Common Stock basis; (ii) a majority of the votes represented by all outstanding shares of Company Common Stock, voting together as a single class and (iii) a majority of the votes represented by all outstanding shares of Company Capital Stock, voting together as a single class on an as-converted to Company Common Stock basis.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” means the Series A Preferred Stock, $0.0001 par value per share, of the Company.

“Series B Preferred Stock” means the Series B Preferred Stock, $0.0001 par value per share, of the Company.

“Series C Closing Cash Consideration Per Share” means the amount in cash equal to the Series C Net Closing Cash Consideration divided by the number of shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series C Closing Stock Consideration Per Share” means the Series C Net Closing Stock Consideration divided by the number of shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time of the Merger.

“Series C Earnout Consideration Per Share” means the amount in cash equal to the Series C Net Earnout Consideration divided by the number of shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series C Expense Consideration Per Share” means the amount in cash equal to the Series C Net Expense Consideration divided by the number of shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series C Holdback Consideration Per Share” means the amount in cash equal to the Series C Net Holdback Consideration divided by the number of shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time

“Series C Net Closing Cash Consideration” means the portion of the Net Closing Cash Consideration allocable to all shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Closing Cash Consideration has been so allocated.

“Series C Net Closing Stock Consideration” means the portion of the Net Closing Stock Consideration allocable to all shares of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Closing Stock Consideration has been so allocated.

“Series C Net Earnout Consideration” means the portion of the Net Earnout Consideration allocable to all of the Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Earnout Consideration has been so allocated.

“Series C Net Expense Consideration” means the portion of the Net Expense Consideration allocable to all of the Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Expense Consideration has been so allocated.

“Series C Net Holdback Consideration” means the portion of the Net Holdback Consideration allocable to all of the Series C Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Holdback Consideration has been so allocated.

“Series C Preferred Stock” means the Series C Preferred Stock, $0.0001 par value per share, of the Company.

“Series C Total Consideration Per Share” means an amount equal to the sum of (i) the Series C Closing Cash Consideration Per Share; and (ii) the Series C Closing Stock Consideration Per Share; and (iii) the Series C Earnout Consideration Per Share, if any, as and when payable in accordance with this Agreement; and (iv) the Series C Holdback Consideration Per Share, as and when payable in accordance with this Agreement and (v) the Series C Expense Consideration Per Share, as and when payable in accordance with this Agreement.

“Series C-1 Closing Cash Consideration Per Share” means the amount in cash equal to the Series C-1 Net Closing Cash Consideration divided by the number of shares of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series C-1 Closing Stock Consideration Per Share” means the Series C-1 Net Closing Stock Consideration divided by the number of shares of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time of the Merger.

“Series C-1 Earnout Consideration Per Share” means the amount in cash equal to the Series C-1 Net Earnout Consideration divided by the number of shares of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series C-1 Expense Consideration Per Share” means the amount in cash equal to the Series C-1 Net Expense Consideration divided by the number of shares of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Series C-1 Holdback Consideration Per Share” means the amount in cash equal to the Series C-1 Net Holdback Consideration divided by the number of shares of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time

“Series C-1 Net Closing Cash Consideration” means the portion of the Net Closing Cash Consideration allocable to all shares of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Closing Cash Consideration has been so allocated.

“Series C-1 Net Closing Stock Consideration” means the portion of the Net Closing Stock Consideration allocable to all shares of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Closing Stock Consideration has been so allocated.

“Series C-1 Net Earnout Consideration” means the portion of the Net Earnout Consideration allocable to all of the Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Earnout Consideration has been so allocated.

“Series C-1 Net Expense Consideration” means the portion of the Net Expense Consideration allocable to all of the Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Expense Consideration has been so allocated.

“Series C-1 Net Holdback Consideration” means the portion of the Net Holdback Consideration allocable to all of the Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, assuming the allocation of (i) $0.3460 for each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) $0.4614 for each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time, on a pari passu basis until the entire sum of the Net Holdback Consideration has been so allocated.

“Series C-1 Preferred Stock” means the Series C-1 Preferred Stock, $0.0001 par value per share, of the Company.

“Series C-1 Total Consideration Per Share” means an amount equal to the sum of (i) the Series C-1 Closing Cash Consideration Per Share; and (ii) the Series C-1 Closing Stock Consideration Per Share; and (iii) the Series C-1 Earnout Consideration Per Share, if any, as and when payable in accordance with this Agreement; and (iv) the Series C-1 Holdback Consideration Per Share, as and when payable in accordance with this Agreement and (v) the Series C-1 Expense Consideration Per Share, as and when payable in accordance with this Agreement.

“SVB Line” means that certain Amended and Restated Loan and Security Agreement dated as of December 1, 2011, as amended, between Silicon Valley Bank and the Company.

“Subsidiary” means with respect to any entity, that such entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least a majority of the outstanding equity interests of such entity.

“Target Net Working Capital” means $34,000.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (a) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), escheat, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, all of which are in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group (including any arrangement for group or consortium relief or similar arrangement) for any Taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person, as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, or by Contract, including any liability for taxes of a predecessor or transferor or otherwise by operation of Legal Requirements.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, and information returns and reports), including amendments thereof and attachments and schedules thereto, filed or required to be filed with any Tax Authority with respect to Taxes.

“Total Consideration” means an amount equal to the sum of (a) the Closing Consideration, (b) the portion of the Holdback Amount, if any, that is payable to the Company Holders in accordance with this Agreement, (c) the portion of the Expense Amount, if any, that is payable to the Company Holders in accordance with this Agreement, and (d) the Earnout, if any, that is payable to the Company Holders (other than the Company Convertible Note Holders) in accordance with this Agreement. For the avoidance of doubt, Total Consideration shall not be increased if the Company Net Working Capital is greater than the Target Net Working Capital.

“Transaction Expenses” means all third party fees and expenses incurred by or on behalf of the Company or any Company Subsidiary in connection with the negotiation, execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated hereby, whether or not billed or accrued (including any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers and brokers of the Company or any Company Subsidiary and any such fees incurred by Company Stockholders and Company Holders or Company employees if paid or to be paid for by the Company or any Company Subsidiary). Transaction Expenses shall also include any other items that are deemed to be Transaction Expenses by the express terms of this Agreement. Notwithstanding anything to the contrary in this Agreement, the MergerTech Fees will not be included in the Transaction Expenses.

“Transaction Payroll Taxes” means any employment or payroll Taxes with respect to any Change in Control Payments, payments pursuant to the Change of Control Plan or other bonuses, option cashouts or other compensatory payments in connection with the transactions contemplated by this Agreement, whether payable by Acquiror, the Company, any Company Subsidiary or the Surviving Corporation, other than payments related to the termination of any Non-Continuing Employee (other than any such payments under or costs related to any Contract between the Company and such Non-Continuing Employee in effect as of the Agreement Date or Company Employee Plan); it being acknowledged and agreed that Transaction Payroll Taxes shall constitute a Transaction Expense hereunder.

“Unaccredited Investor” shall mean a Company Stockholder who does not complete and deliver to the Company or Acquiror prior to the Closing Date a an investor questionnaire in form and substance satisfactory to Acquiror certifying that such Company Stockholder is an “accredited investor” as set forth therein (unless Acquiror in its sole discretion determines such Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) without having received such investor questionnaire).

(b) Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.1 shall have the meanings assigned to such terms in this Agreement.

1.2 The Merger. At the Effective Time (as defined in Section 1.4), on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached hereto as Exhibit C (the “Certificate of Merger”) and the applicable provisions of Delaware Law, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and shall become a wholly-owned subsidiary of Acquiror. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.3 Closing. Unless this Agreement is earlier terminated pursuant to Section 7.1 hereof, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on a Business Day as promptly as practicable after the execution and delivery hereof by the parties hereto, and following satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in ARTICLE VI hereof (except for those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) but in no event later than two (2) Business Days after such satisfaction or waiver, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Plaza, Spear Tower, Suite 3300, San Francisco, California 94105, unless another time, date or place is mutually agreed upon in writing by Acquiror and the Company. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”.

1.4 Effective Time. At the Closing, Merger Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by Acquiror and the Company in writing (and set forth in the Certificate of Merger) being referred to herein as the “Effective Time”).

1.5 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become claims, obligations, liabilities, debts and duties of the Surviving Corporation.

1.6 Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, ARTICLE I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is Serus Corporation.” At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

1.7 Directors and Officers.

(a) Directors of Surviving Corporation. Unless otherwise determined by Acquiror prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected and qualified.

(b) Officers of Surviving Corporation. Unless otherwise determined by Acquiror prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

1.8 Effect on Company Capital Stock, Company Options and Company Warrants; Company Convertible Notes and Change of Control Plan Rights.

(a) Company Preferred Stock. On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any further action on the part of any holder of Company Capital Stock, Company Options, Company Warrants or any other Person, at the Effective Time:

(i) each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, an amount equal to the Series C-1 Total Consideration Per Share;

(ii) each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, an amount equal to the Series C Total Consideration Per Share;

(iii) each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be canceled and be automatically extinguished and shall cease to exist, and no payment shall be made in respect thereof; and

(iv) each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be canceled and be automatically extinguished and shall cease to exist, and no payment shall be made in respect thereof.

(b) Company Common Stock. On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any further action on the part of any holder of Company Capital Stock, Company Options, Company Warrants or any other Person, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be canceled and be automatically extinguished and shall cease to exist, and no payment shall be made in respect thereof.

(c) Calculation of Consideration. For purposes of calculating the aggregate amount of cash payable and shares of Acquiror Common Stock issuable to each Company Holder pursuant to Section 1.8(a)(i) and (ii), (i) all shares of the Company Capital Stock held by each such Company Holder shall be aggregated on a certificate-by-certificate basis, (ii) the amount of cash (if any) to be paid to each Company Holder for each Company share certificate held by such Company Holder shall be rounded down to the nearest whole cent, and (iii) the number of shares of Acquiror Common Stock (if any) to be issued to each Company Holder in exchange for each Company share certificate held by such Company Holder shall be rounded down to the nearest whole number; provided, that any Company Holder who otherwise would be entitled to receive a fraction of a share of Acquiror Common Stock shall receive, in lieu thereof, an amount of cash equal to the product obtained by multiplying (A) such fraction by (B) the Acquiror Trading Price, rounded down to the nearest whole cent.

(d) Transfer Restrictions. The shares of Acquiror Common Stock to which the Company Holders are entitled to receive in the Merger shall be subject to certain restrictions on transfer as set forth in this Agreement and the form of Joinder Agreement.

(e) Company Convertible Notes. At the Closing, all outstanding principal, accrued and unpaid interest and any premium thereon under the Company Convertible Notes outstanding as of immediately prior to the Closing shall be paid to the applicable holder of such Company Convertible Notes in full in accordance with the terms and subject to the conditions set forth therein, as such terms and conditions were amended by the Company Convertible Note Amendments, by delivery of a portion of the Closing Consideration (comprised of Closing Cash Consideration and Closing Stock Consideration in the same relative proportion paid to the other Company Holders), subject to the contribution of such Pro Rata Share of the Holdback Amount and the Expense Amount and the agreement to be subject to the indemnification obligations set forth in ARTICLE VIII of this Agreement as well as other obligations as set forth in the Joinder Agreement.

(f) Change of Control Plan Rights. At the Closing, each Change of Control Plan Participant shall receive the portion of the Closing Consideration set forth in the Company Closing Statement (comprised of Closing Cash Consideration and Closing Stock Consideration in the same relative proportions paid to the other Company Holders) in accordance with the terms and subject to the conditions set forth in the Change of Control Plan, subject to the contribution of their Pro Rata Share of the Holdback Amount and the Expense Amount and the agreement to be subject to the indemnification obligations set forth in ARTICLE VIII of this Agreement as set forth in the Joinder Agreement. In addition, the Change of Control Participants shall have a right to receive a portion of the Aggregate Earnout Amount payable to a Change of Control Plan Participant in accordance with his or her respective percentage interest specified under the Change of Control Plan and the Participation Agreement, pursuant to Section 1.10(d) of this Agreement and the terms and conditions of the Change of Control Plan.

(g) Company Options. No Company Options shall be assumed by Acquiror.

(i) Treatment of Company Options. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, each Company Option (or portion thereof), whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled without the payment of any consideration.

(ii) Necessary Actions. Prior to the Effective Time, and subject to the review and reasonable approval of Acquiror, the Company shall take all actions necessary to effect the transactions contemplated by this Section 1.8(e) under the Company Option Plans, all Company Option agreements, any other plan or arrangement of the Company (whether written or oral, formal or informal), and any applicable Legal Requirements, including adopting all resolutions, giving all notices, obtaining consents from each holder of such Company Options and taking any other actions which are reasonably necessary to effectuate this Section 1.8(e) so that, at the Closing, the Company shall not have any outstanding equity interests or equity-related interests other than shares of Company Capital Stock. At the Effective Time, the Company agrees to effect the termination of the Company Option Plans, subject to the review and reasonable approval of Acquiror.

(h) Company Warrants. No outstanding Company Warrants, if any, shall be assumed by Acquiror, and the Company shall cause each such Company Warrant to be either (i) exercised by the holder of such Company Warrant in full or (ii) to the extent not exercised in full, terminated, cancelled or automatically converted into shares of Company Common Stock or Company Preferred Stock, in each case of (i) or (ii) as of immediately prior to the Closing, either pursuant to its terms or pursuant to an agreement with the holder thereof (which agreement shall be subject to the review and approval of Acquiror).

(i) Maximum Merger Consideration. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration payable or distributable by Acquiror hereunder exceed the Total Consideration (with the shares of Acquiror Common Stock valued at the Acquiror Trading Price for purposes of this Section 1.8(i)).

(j) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole stockholder of Merger Sub, be converted into and become one validly issued, fully paid and non-assessable share of Company Common Stock (and the shares of the Company into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Company’s capital stock that are issued and outstanding immediately after the Effective Time). The certificate evidencing ownership of shares of Merger Sub capital stock will evidence ownership of such shares of Company Common Stock.

(k) Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(l) Appraisal Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the consideration provided for in Section 1.8(a)(i) or Section 1.8(a)(ii), as applicable, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law or California Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law or California Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law or California Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration, if any, payable pursuant to Section 1.8(a)(i) or Section 1.8(a)(ii), as applicable, in respect of such shares as if such shares never had been Dissenting Shares, and Acquiror shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9(a), following the satisfaction of the applicable conditions set forth in Section 1.9(a), the number of shares of Acquiror Common Stock and/or cash to which such holder would be entitled in respect thereof under this Section 1.8 as if such shares of Company Capital Stock never had been Dissenting Shares. The Company shall give Acquiror prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law or California Law, and received by the Company, and Acquiror shall have the right to direct all negotiations and proceedings with respect to demands for appraisal or purchase under Delaware Law or California Law; provided, however, Acquiror shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares without the prior written consent (not to be unreasonably delayed or withheld) of the Company (if prior to the Closing) or the Company Holders’ Agent (if after the Closing), as the case may be. The Company shall not, except with the prior written consent of Acquiror, or as otherwise required under Delaware Law or California Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. The payout of consideration under this Agreement to the Company Holders (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.8(l) and under Delaware Law or California Law) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under Delaware Law or California Law, by any other Company Stockholder. Notwithstanding the foregoing, to the extent that Acquiror, the Surviving Corporation or the Company (i) makes any payment or payments in respect of any Dissenting Shares in excess of the value of all the shares of Acquiror Common Stock and/or cash that otherwise would have been owed in respect of such shares in accordance with this Agreement or (ii) incurs any Indemnifiable Damages (including attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding) in respect of any Dissenting Shares (excluding payments for such shares) ((i) and (ii) together “Dissenting Share Payments”), Acquiror shall be entitled to recover under the terms of ARTICLE VIII hereof the amount of such Dissenting Share Payments in accordance with and subject to the provisions of ARTICLE VIII.

(m) Rights Not Transferable. The rights of the Company Stockholders as of immediately prior to the Effective Time are personal to each such Company Stockholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

(n) Unaccredited Investors. Notwithstanding anything to the contrary herein, Acquiror in its sole discretion may pay in cash any consideration payable hereunder that would otherwise be paid in shares of Acquiror Common Stock if Acquiror believes that the intended recipient of such consideration is an Unaccredited Investor.

1.9 Payment of Merger Consideration.

(a) Exchange Agent. Acquiror shall select a Person to serve as the exchange agent (the “Exchange Agent”) for the Merger.

(b) MergerTech Fees. At the Closing, MergerTech shall receive a the portion of the Closing Consideration set forth in the Company Closing Statement (comprised of Closing Cash Consideration and Closing Stock Consideration in the same relative proportions paid to the other Company Holders), subject to the contribution of its Pro Rata Share of the Holdback Amount and the Expense Amount and the agreement to be subject to the indemnification obligations set forth in ARTICLE VIII of this Agreement as set forth in the Joinder Agreement.

(c) Acquiror Closing Payments. At the Closing, pursuant to the terms and subject to the conditions set forth in this Agreement,

(i) Acquiror shall deliver or cause to be delivered by wire transfer of immediately available funds, cash in the amount of the Closing Company Debt to the Persons identified on the Company Closing Statement;

(ii) Acquiror shall deliver or cause to be delivered by wire transfer of immediately available funds, cash in the amount equal to the Transaction Expenses to the extent not paid by the Company prior to, or concurrently with, the Closing in the amount and to the Persons identified on the Company Closing Statement;

(iii) Acquiror shall (A) deliver or cause to be delivered by wire transfer of immediately available funds to the Surviving Corporation the portion of the Closing Cash Consideration payable, and (B) transfer to the Exchange Agent the number of shares of Acquiror Common Stock constituting the portion of the Closing Stock Consideration issuable or, if Acquiror exercises the Cash Option or an Unaccredited Cash-Out Option, deliver or cause to be delivered by wire transfer of immediately available funds to the Exchange Agent the portion of the Cash Option Amount payable or an Unaccredited Cash-Out Option Amount payable, in each case, to MergerTech;

(iv) Acquiror shall (A) deliver or cause to be delivered by wire transfer of immediately available funds to the Exchange Agent the portion of the Closing Cash Consideration payable, and (B) transfer to the Exchange Agent the number of shares of Acquiror Common Stock constituting the portion of the Closing Stock Consideration issuable or, if Acquiror exercises the Cash Option or any Unaccredited Cash-Out Options, deliver or cause to be delivered by wire transfer of immediately available funds to the Exchange Agent the portion of the Cash Option Amount payable or any Unaccredited Cash-Out Option Amounts payable, in each case, to the Company Holders (other than MergerTech and the Change of Control Plan Participants) pursuant to Section 1.8(a)(i) and Section 1.8(a)(ii) in exchange for shares of Series C Preferred Stock and Series C-1 Preferred Stock outstanding as of immediately prior to the Effective Time and pursuant to Section 1.8(e) in exchange for the cancellation of all outstanding Company Convertible Notes;

(v) Acquiror shall (A) deliver or cause to be delivered by wire transfer of immediately available funds to the Surviving Corporation the portion of the Closing Cash Consideration payable, and (B) transfer to the Exchange Agent the number of shares of Acquiror Common Stock constituting the portion of the Closing Stock Consideration issuable or, if Acquiror exercises the Cash Option or any Unaccredited Cash-Out Options, deliver or cause to be delivered by wire transfer of immediately available funds to the Exchange Agent the portion of the Cash Option Amount payable or any Unaccredited Cash-Out Option Amounts payable, in each case, to the Company Holders who are Change of Control Plan Participants pursuant to Section 1.8(f) and in compliance with the Change of Control Plan;

(vi) Acquiror shall deliver or cause to be delivered by wire transfer of immediately available funds and transfer to the Company Holders’ Agent the Expense Amount in accordance with the terms of this Agreement, and each Company Holder shall be deemed to have contributed its, his or her Pro Rata Share of the Expense Amount calculated in accordance with Section 1.8. The Expense Amount shall be used by the Company Holders’ Agent in the administration of its duties pursuant to Section 8.8 of this Agreement; and

(vii) Acquiror shall be entitled to retain the Holdback Amount in accordance with the terms of this Agreement, and each Company Holder shall be deemed to have contributed its, his or her Pro Rata Share of the Holdback Amount calculated in accordance with Section 1.8. The Holdback Amount shall constitute partial security for the indemnification obligations of such Company Holders pursuant to ARTICLE VIII, and shall be held in and distributed in accordance with the provisions of this Agreement.

(d) Exchange Procedures. As soon as commercially practicable after the Effective Time, Acquiror or the Exchange Agent shall mail (i) to each Company Holder entitled to receive any amount of Total Consideration in respect of such Company Holder’s shares of Company Capital Stock (a “C/C-1 Holder”) a letter of transmittal in a customary form (it being understood that if such letter of transmittal contains a release of claims or similar provisions, such provisions will be on the same terms as the applicable provisions of the Joinder Agreement) (the “Letter of Transmittal”) and (ii) to each Company Holder a Joinder Agreement, in all cases at the address set forth opposite such Company Holder’s name in the Spreadsheet. After receipt of such Letter of Transmittal, Joinder Agreement and any other documents that Acquiror may reasonably require in order to effect the exchange (the “Exchange Documents”), such C/C-1 Holder will be required to surrender the certificates representing his, her or its shares of Company Capital Stock (the “Company Stock Certificates”) to the Exchange Agent (as specified in the Letter of Transmittal) for cancellation, together with duly completed and validly executed Exchange Documents. Upon surrender of his, her or its Company Stock Certificates for cancellation to the Exchange Agent, together with such Exchange Documents, duly completed and validly executed in accordance with the instructions thereto, the C/C-1 Holder of such Company Stock Certificates shall be entitled to receive in exchange therefor the shares of Acquiror Common Stock and/or cash such C/C-1 Holder is entitled to receive at the Closing pursuant to Section 1.8, and the Company Stock Certificates so surrendered shall be cancelled. Until so surrendered, after the Effective Time, the shares of Company Capital Stock held by such C/C-1 Holder immediately prior to the Effective Time shall, for all corporate purposes, evidence only the ownership of the right to the shares of Acquiror Common Stock and/or cash into which such shares of Company Capital Stock shall have been converted pursuant to the terms of this

Agreement. Subject to Section 1.9(f), no portion of the Total Consideration will be paid to the holder of any unsurrendered Company Stock Certificate with respect to shares of Company Capital Stock formerly represented thereby until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate and validly executed Exchange Documents pursuant hereto.

(e) No Further Ownership Rights in the Company Capital Stock. All consideration paid or payable following the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Company of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Stock Certificate is presented to Acquiror or the Surviving Corporation for any reason, such Company Stock Certificate shall be canceled and exchanged as provided in this ARTICLE I.

(f) Lost, Stolen or Destroyed Certificates. In the event any Company Stock Certificates shall have been lost, stolen or destroyed, Acquiror shall, or shall cause the Exchange Agent to, deliver, in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such consideration, if any, as may be required pursuant to Section 1.8 hereof in respect thereof; provided, however, that Acquiror may, in its discretion, or as required by the Exchange Agent, and as a condition precedent to the issuance thereof, require the Company Holder who is the owner of such lost, stolen or destroyed certificates to deliver a bond in such amount as it may reasonably direct and provide an indemnification agreement in a form and substance acceptable to Acquiror against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

(g) Exchange Agent to Return Merger Consideration. At any time following the last day of the sixth month following the Effective Time, Acquiror shall be entitled to require the Exchange Agent to deliver to Acquiror or its designated successor or assign all cash amounts that have been deposited with the Exchange Agent pursuant to Section 1.9(c)(iii), and any and all interest thereon or other income or proceeds thereof, not disbursed to the holders of Company Stock Certificates pursuant to Section 1.9(d), and thereafter the holders of Company Stock Certificates shall be entitled to look only to Acquiror or the Surviving Corporation (subject to the terms of Section 1.9(h)) only as general creditors thereof with respect to any and all cash amounts and stock that may be payable to such holders of Company Stock Certificates pursuant to Section 1.9(d) upon the due surrender of such Company Stock Certificates and duly executed Exchange Documents in the manner set forth in Section 1.9(d). No interest shall be payable for the cash amounts and stock delivered to Acquiror pursuant to the provisions of this Section 1.9(g) and which are subsequently delivered to the holders of Company Stock Certificates.

(h) No Liability. None of Acquiror, the Surviving Corporation or the Exchange Agent shall be liable to any Company Holder for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i)Transfers of Ownership. If any cash amounts or stock are to be disbursed pursuant to Section 1.8 and this Section 1.9 to a Person other than the Person whose name is reflected on the Company Stock Certificate surrendered in exchange therefor, it will be a condition of the issuance or delivery thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the payment of any portion of the Total Consideration in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

(j)Legends. Each certificate or book-entry security entitlement representing any shares of Acquiror Common Stock (or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event) issued to or held by any Company Holder in accordance with the terms hereof shall bear the following legends (in addition to any other legends required by law, the Acquiror Restated Certificate, Acquiror’s bylaws or any other agreement to which such Company Holder is a party):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON PUBLIC RESALE AND TRANSFER. SUCH PUBLIC SALE AND TRANSFER RESTRICTIONS ARE BINDING ON TRANSFEREES OF THESE SHARES.

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The first legend set forth in this Section 1.9(j) shall be removed by Acquiror from any certificate evidencing Acquiror Common Stock upon delivery to Acquiror of an opinion by counsel, in form and substance satisfactory to Acquiror, that a registration statement under the Securities Act is at that time in effect with respect to the legended security or that such security can be freely transferred in a public sale without such a registration statement being in effect and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which Acquiror issued the shares of Acquiror Common Stock.

1.10 Earnout Payments. The Company Holders (other than the Company Convertible Note Holders) may be entitled to receive an additional payment as described in Section 1.8 and this Section 1.10 from Acquiror after the Closing, upon the terms and subject to the conditions set forth herein, which payment shall constitute a portion of the Total Consideration payable to the Company Holders (other than the Company Convertible Note Holders) after the Effective Time in partial payment of the MergerTech Fees and in partial consideration for the cancellation of the Series C Preferred Stock, the Series C-1 Preferred Stock and the Change of Control Plan Rights.

(a) Definitions: For purposes of this Section 1.10 and Section 6.2(y), the following terms of shall have the meanings set forth below:

(i) “Anniversary ARR” shall mean the incremental ARR sold in the Company business (whether conducted by the Company as the Surviving Corporation, Acquiror or any Affiliates thereof) for the 12-month period following the Closing Date (the “Earnout Period”), less any cancellations or reductions of such incremental ARR or Closing Date ARR during the 12-month period following the Closing Date, and excluding any ARR attributable to Contract renewals unless an Upsell occurs with the renewal, in which case only the incremental portion of the ARR attributable to the Upsell shall be counted in determining the Anniversary ARR.

(ii) “ARR” shall mean the net recurring annual fees for the Company’s software-as-a-service subscriptions and managed services included in firm, non-cancellable Contracts (other than customary termination provisions) that have a term of at least one year, so long as the initial subscription or managed service billing contemplated by any such Contract has occurred or could occur by its terms. Notwithstanding the foregoing, no such net recurring annual fees for such services included in such Contracts shall be counted when calculating the Anniversary ARR if such Contract contains any contingencies to the receipt of such fees, unless such contingencies are customary and consistent with past practices for the Company’s product sales, and it is probable such contingencies will be removed within three months, in which event the full net ARR shall be counted when calculating the Anniversary ARR; it being understood that any contingency actually removed whether within three months or otherwise during the 12-month period following the Closing Date shall be counted when calculating the Anniversary ARR.

(iii) “Closing Date ARR” shall mean $5,250,000; however, this figure was arrived at by the negotiation of the parties and is not indicative or instructive as to the interpretation of any of the definitions provided in this Section 1.10(a).

(iv) “Net Growth ARR” shall mean Anniversary ARR less $5,400,000.

(v) “Upsell” shall mean any action taken in the conduct of the Company business (whether by the Company as the Surviving Corporation, Acquiror or any Affiliates thereof) that result in ARR increasing, whether through an increase in subscription pricing, increase in the number of user licenses, an increase attributable to the sale of new modules or the sale of managed services, or otherwise.

(b) Calculation of the Earnout Payment: In accordance with the terms of this Section 1.10, the amount of Net Growth ARR shall be finally determined promptly following the expiration of the Earnout Period (such amount, the “Final Net Growth ARR”). Upon this determination of the Final Net Growth ARR, the Company Holders (other than the Company Convertible Note Holders) shall be entitled to receive additional, contingent consideration (the “Earnout”) as follows:

(i) If and to the extent that the Final Net Growth ARR is greater than zero, the Earnout shall be equal to the product of (A) $1.00 and (B) the amount of the Final Net Growth ARR; provided, however, the amount of the Earnout pursuant to this clause (i) shall not exceed $2,000,000.00;

(ii) If and to the extent that the Final Net Growth ARR is greater than $2,000,000.00, the Earnout shall be equal to the product of (A) $1.50 and (B) the amount by which the Final Net Growth ARR is greater than $2,000,000.00; provided, however, the amount of the Earnout pursuant to this clause (ii) shall not exceed $3,000,000.00; and

(iii) If and to the extent that the Final Net Growth ARR is greater than $4,000,000.00, the Earnout shall be equal to the product of (A) $2.50 and (B) the amount by which the Final Net Growth ARR is greater than $4,000,000.00; provided, however, the amount of the Earnout pursuant to this clause (iii) shall not exceed $2,500,000.00.

For the avoidance of doubt, the maximum aggregate Earnout payable to the Company Holders hereunder pursuant to the calculation in this Section 1.10(b) shall be $7,500,000.00.

(c) Earnout Statement. On or before the 60th day following the 12-month anniversary of the Closing Date, Acquiror shall: (i) prepare or cause to be prepared a statement (the “Earnout Statement”) setting forth (A) the Closing Date ARR, (B) the Anniversary ARR, (C) the Net Growth ARR and (D) the Earnout payable to the Company Holders (other than the Company Convertible Note Holders) that Acquiror believes is due in accordance with this Section 1.10(c); and (ii) deliver or cause to be delivered such Earnout Statement to the Company Holders’ Agent for and on behalf of the Company Holders (other than the Company Convertible Note Holders). The Earnout Statement shall be accompanied by work papers that back-up the conclusions set forth in the Earnout Statement. The Earnout Statement shall be certified as true, correct and complete by Acquiror’s Chief Financial Officer.

(d) Payment. Subject to any right of setoff that Acquiror may be entitled to exercise (pursuant to this Agreement), and subject to the other provisions of this Section 1.10, Acquiror shall pay to each Company Holder (other than the Company Convertible Note Holders) an amount in cash equal to (i) the Series C-1 Earnout Consideration Per Share (in respect of each share of Series C-1 Preferred Stock issued and outstanding immediately prior to the Effective

Time), (ii) the Series C Earnout Consideration Per Share (in respect of each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time), (iii) the portion of the Aggregate Earnout Amount payable to a Change of Control Plan Participant in accordance with his or her respective percentage interest specified under the Change of Control Plan and his or her Participation Agreements subject to the terms and conditions of the Change of Control Plan, and (iv) the portion of the Aggregate Earnout Amount payable to MergerTech as part of the MergerTech Fees. The Earnout payable hereunder shall be paid within 3 days after the determination of the Final Net Growth ARR in accordance with this Section 1.10.

(e) Dispute Resolution. In the event that the Company Holders’ Agent objects to Acquiror’s calculation of the Earnout set forth in an Earnout Statement, then within 45 days after the delivery to the Company Holders’ Agent of such Earnout Statement (the “Response Period”), the Company Holders’ Agent shall deliver to Acquiror a written notice (an “Objection Notice”) describing in reasonable detail the Company Holders’ Agent’s objections to Acquiror’s calculation of the amounts set forth in such statement and containing a statement setting forth the Earnout determined by the Company Holders’ Agent to be correct. If the Company Holders’ Agent does not deliver an Objection Notice to Acquiror during the Response Period, then Acquiror’s calculation of the amounts set forth in the Earnout Statement shall be deemed conclusive and binding on Acquiror, the Company Holders and the Company Holders’ Agent, and the Net Growth ARR set forth in the Earnout Statement shall be deemed the Final Net Growth ARR for all purposes under this Agreement. If the Company Holders’ Agent delivers an Objection Notice accompanied by a statement setting forth the Earnout determined by the Company Holders’ Agent to be correct to Acquiror during the Response Period in accordance with this Section 1.10(e), and if the Company Holders’ Agent and Acquiror are unable to agree upon the calculation of the amounts set forth in the Earnout Statement within 30 days after such Objection Notice is delivered to Acquiror, the dispute shall be finally settled by a “Big Four” accounting firm selected by Acquiror and the Company Holders’ Agent (other than Acquiror’s auditing firm at the time). The determination by the independent accounting firm of the disputed Earnout, if any, shall be conclusive and binding on Acquiror, the Company Holders and the Company Holders’ Agent, and the independent accounting firm’s determination of the Net Growth ARR shall be deemed the Final Net Growth ARR for all purposes under this Agreement. The non-prevailing party in any such dispute, whether it be the Acquiror or the Company Holders’ Agent (on behalf of the Company Holders), shall each bear and pay one hundered (100%) of the fees and other expenses of such independent accounting firm. For the purposes of this Section 1.10(e), Acquiror shall be deemed to be the non-prevailing party unless such independent accounting firm’s determination of Net Growth ARR is as close to or closer to Acquiror’s calculation of Net Growth ARR than it is to Company Holders’ calculation of Net Growth ARR provided in an Objection Notice delivered during the Response Period, in which case the Company Holders shall be deemed to be the non-prevailing party.

(f) No Assignment. No rights or interest of any Company Stockholder under this Section 1.10 may be assigned, transferred or otherwise disposed of, in whole or in part, other than pursuant to the laws of descent and distribution or by will.

(g) Change of Control of Acquiror. If Acquiror is acquired in a Change of Control Transaction (defined below), during the 12-month period following the Closing Date and prior to the actual payment of the Earnout, if any, pursuant to this Section 1.10, then Acquiror shall pay to the Company Holders (other than the Company Convertible Note Holders) the greater of (i) fifty percent (50%) of the maximum Earnout payable pursuant to Section 1.10(b) hereof, regardless of the Final Net Growth ARR, or (ii) the Earnout payable to such Company Holders in accordance Section 1.10(c), in either case such payment being made in accordance with and at the time set forth in Section 1.10(d). A “Change of Control Transaction” means any merger, consolidation or tender or exchange offer as a result of which the stockholders of Acquiror immediately prior to such transaction cease to own at least fifty percent (50%) of the capital stock of Acquiror (or the surviving corporation, successor or direct or indirect parent company) immediately following the consummation of such transaction.

(h) Examination of Books. At reasonable times during normal business hours and upon reasonable notice provided to Acquiror, during the Response Period, Acquiror shall permit the Company Holders’ Agent to examine the financial books and records of the Company and/or Acquiror, only to the extent necessary for the exercise of the Company Holders’ Agent’s right to object to Acquiror’s calculation of the amounts set forth in the Earnout Statement. The Company Holders’ Agent agrees that it shall hold all information acquired during such examination in strict confidence and shall use such information only for purposes of making calculations under this Section 1.10; provided, however, that such information may be provided to the Company Holders and to agents and independent contractors of the Company Holders’ Agent that are subject to contractual (or, with respect to counsel, professional) confidentiality obligations in favor of (and for the benefit of) Acquiror in respect of such information for use in furtherance of an engagement to assist the Company Holders’ Agent in making such calculations as provided for herein.

(i) Earnout Payment Progress Report. For each quarterly period during the Earnout Period, Acquiror shall provide to the Company Holders’ Agent a report setting forth the ARR during the prior quarter and the progress made during the quarter towards achieving the Earnout (the “Earnout Payment Progress Report”). The Earnout Payment Progress Report shall show reasonably sufficient information to enable the Company Holders’ Agent to assess the progress during the quarterly period year to date and Closing Date to date with respect thereto.

1.11 Tax Consequences. Acquiror makes no representations or warranties to the Company or to any securityholder of the Company regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any securityholder of the Company of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and the securityholders of the Company are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.

1.12 Withholding Rights. Acquiror, the Surviving Corporation, any Affiliate of any of the foregoing shall be entitled to deduct and withhold from any payments deliverable under this Agreement to any Person, such amounts as may be required to be deducted and withheld with respect to any such payments under the Code or any provision of applicable Legal Requirements. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure schedule of the Company delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Company Disclosure Schedule”) (it being understood and hereby agreed that (i) the disclosures set forth in the Company Disclosure Schedule shall be organized under separate section and subsection references that correspond to the sections and subsections of this ARTICLE II to which such disclosure relates, and (ii) the disclosure set forth in a particular section or subsection of the Company Disclosure Schedule shall qualify (A) the representations and warranties set forth in the corresponding section or subsections of this ARTICLE II, (B) such other representations and warranties set forth in this ARTICLE II if, and solely to the extent that, upon a reading of the disclosure, without any independent knowledge of the subject matter thereof or the contents of any documents referenced therein, such disclosure is clearly applicable to such other representations and warranties) and (C) shall be deemed to be representations and warranties made by the Company to Acquiror under this ARTICLE II), the Company represents and warrants to Acquiror and Merger Sub, as of the Agreement Date and as of the Closing Date, as though made at the Closing Date, as follows:

2.1 Organization, Good Standing, Corporate Power and Qualification.

(a) The Company is duly incorporated and organized, and is validly existing in good standing, under the laws of the State of Delaware. The Company has the requisite corporate power and authority to enter into and perform this Agreement and all other agreements required to be entered into and performed by the Company under this Agreement (the “Company Related Agreements”), to own and operate its properties and assets and to carry on its business. The Company is duly qualified and is authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification necessary, except jurisdictions where the failure to be qualified would not have a Material Adverse Effect. The Company has made available a true and correct copy of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and of its bylaws, as amended to date, each in full force and effect on the Agreement Date (collectively, the “Charter Documents”), to Acquiror. The Company Board has not approved any amendment to any of the Charter Documents.

(b) Section 2.1(b) of the Company Disclosure Schedule lists the directors and officers of the Company as of the Agreement Date, separately noting which of such directors and officers has any rights to indemnification from the Company.

(c) Section 2.1(c) of the Company Disclosure Schedule lists every state or foreign jurisdiction in which the Company or a Company Subsidiary has Employees or facilities or otherwise conducts its business. The Company has not conducted business under any other name.

(d) Section 2.1(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Subsidiaries. Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the Legal Requirements of the jurisdiction of its formation, and has all requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on its business. Each Company Subsidiary is duly qualified to do business as a foreign entity, and is in good standing, under the Legal Requirements of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except jurisdictions where the failure to be qualified would not have a Material Adverse Effect. The Company owns directly or indirectly all of the issued and outstanding shares of capital stock of each of the Company Subsidiaries. No shares of Company Capital Stock are held by a Company Subsidiary. True and complete copies of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary, each as amended and in effect as of the Agreement Date, have been provided to Acquiror.

(e) Serus Technologies India Private Limited (“Serus Tech”), a private limited company incorporated under the (Indian) Companies Act, 1956 having its registered office at SCO: 133-135, Section 17-C, Chandigarh, India 160017, is not and has never been a Company Subsidiary, and neither the Company, any Company Subsidiary nor their respective directors, officers or employees are liable or responsible for ensuring compliance by Serus Tech of any Legal Requirement. Other than Serus Software Development India Private Limited, there is no Company Subsidiary located in India.

(f) The Company has neither agreed nor is obligated to make any future investment in or capital contribution to any other Person.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists solely of 192,600,000 shares of Company Common Stock, of which 96,977,552 shares are issued and outstanding as of the Agreement Date, and 119,651,172 shares of Company Preferred Stock, of which (i) 6,824,591 shares are designated “Series A Preferred Stock”, all of which are issued and outstanding as of the Agreement Date, (ii) 26,954,693 shares are designated “Series B Preferred Stock”, 25,797,376 shares of which are issued and outstanding as of the Agreement Date, (iii) 23,121,383 shares are designated “Series C Preferred Stock”, 22,851,441 shares of which are issued and outstanding as of the Agreement Date, and (iv) 62,750,505 shares are designated “Series C-1 Preferred Stock”, 26,977,628 shares of which are issued and outstanding as of the Agreement Date. Each share of Company Preferred Stock is convertible into shares of Company Common Stock at a 1:1 ratio.

(b) As of the Agreement Date, the Company Capital Stock is held by the Persons with the domicile addresses and in the amounts set forth in Section 2.1(b) of the Company Disclosure Schedule which further sets forth for each such Person (i) the number, class and series of shares held by such Person, (ii) the percentage held by such Person relative to each class and series of shares such Person holds and the total issued and outstanding shares of Company Capital Stock, and (iii) the applicable stock certificate(s) representing such shares. Except as set forth in Section 2.2(b) of the Company Disclosure Schedule, the Company has no other capital stock authorized, issued or outstanding.

(c) The Company has reserved 767,208 shares of Company Common Stock for issuance to employees, directors, advisors and consultants pursuant to the Company’s 2001 Option Plan, of which (i) 250,000 shares are issuable upon the exercise of outstanding, unexercised options granted under the Company Option Plan, (ii) 517,208 shares have been issued upon the exercise of options granted under the Company Option Plan, (iii) no shares have been issued in the form of restricted stock granted under the Company Option Plan, (iv) no shares have been issued in the form of restricted stock units granted under the Company Option Plan, and (v) no shares remain available for future grant. The Company has reserved 38,422,744 shares of Company Common Stock for issuance to employees, directors, advisors and consultants pursuant to the Company’s 2004 Option Plan, of which (i) 37,772,109 shares are issuable upon the exercise of outstanding, unexercised options granted under the Company Option Plan, (ii) 573,144 shares have been issued upon the exercise of options granted under the Company Option Plan, (iii) no shares have been issued in the form of restricted stock granted under the Company Option Plan, (iv) no shares have been issued in the form of restricted stock units granted under the Company Option Plan, and (v) 77,491 shares remain available for future grant. Section 2.2(c) of the Company Disclosure Schedule sets forth, as of the Agreement Date, for each outstanding Company Option, the name of the holder of such option, the type and number of shares of Company Capital Stock issuable upon the exercise of such option, the exercise price of such option, the date of grant of such option, the expiration date of such option, the vesting schedule for such option, including the extent vested to date and whether (and to what extent) the vesting of such option is subject to acceleration as a result of the transactions contemplated by this Agreement (assuming the waiver of such holder of any acceleration right were not obtained) and whether such option is a nonstatutory option or qualifies as an “incentive stock” option as defined in Section 422 of the Code and whether such option is subject to Section 409A of the Code and guidance and regulations promulgated thereunder.

(d) Section 2.2(d) of the Company Disclosure Schedule sets forth, as of the date hereof, for each outstanding Company Warrant, the name of the holder of such warrant, the type and number of shares of Company Capital Stock issuable upon the exercise of such warrant, the exercise price of such warrant, the expiration date of such warrant, the vesting schedule for such warrant, including the extent vested to date and whether (and to what extent) the vesting of such warrant is subject to acceleration as a result of the transactions contemplated by this Agreement (assuming the waiver of such holder of any acceleration right were not obtained), and a description of any change of control-related provisions contained in such warrant. True and complete copies of all agreements and instruments evidencing or otherwise relating to each Company Warrant have been made available to Acquiror, and such agreements and instruments have not been amended, modified or supplemented other than as provided in this Agreement, and there are no agreements to amend, modify or supplement such agreements or instruments from the agreements made available to Acquiror.

(e) All issued and outstanding shares of Company Capital Stock and all Company Options and Company Warrants were issued in compliance in all material respects with all applicable Legal Requirements and all requirements set forth in applicable Contracts. The outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. The Company has obtained investor questionnaires from each Company Holder (true and correct copies of which have been delivered to Acquiror’s outside counsel) and no more than thirty-five (35) Company Holders are currently, or will be at the time of the Closing, unaccredited investors under the Securities Act.

(f) Except as set forth in Section 2.2(b), Section 2.2(c) and Section 2.2(d) of the Company Disclosure Schedule, (i) there are no outstanding options (including Company Options), warrants (including Company Warrants), rights (including conversion or preemptive rights), proxy or stockholder agreements or agreement for the purchase or acquisition from the Company of any shares of Company Capital Stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of the Company Capital Stock, (ii) the Company has not entered into any Contracts to grant equity incentives to any officer, advisor or employee of the Company, and no shares of Company Capital Stock are subject to any Encumbrances, co-sale rights, “drag-along rights”, preemptive rights, rights of first refusal or other rights to purchase, register or transfer such stock (whether in favor of the Company or any other Person). The Company has no liability for dividends accrued or declared but unpaid. Other than the Voting Agreement dated December 19, 2007 by and among the Company and the parties listed on the exhibits thereto, as amended from time to time, to the Company’s knowledge, no Company Stockholder has entered into any agreement with respect to the voting of equity securities of the Company.

(g) The Spreadsheet, including the allocation of the Total Consideration set forth therein, will, when delivered at Closing, be accurate and consistent with the Company’s Certificate of Incorporation in effect as of immediately prior to the Effective Time.

2.3 Due Authorization. The execution and delivery of this Agreement and the Company Related Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Company, and no further action is required on the part of the Company to authorize the Agreement and the Company Related Agreements and the transactions contemplated hereby and thereby, subject only to receipt of the Required Stockholder Approval. The Required Stockholder Approval is the only vote or consent of Company Stockholders required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby and by the Company Related Agreements under applicable Legal Requirements, the Charter Documents and any other Contract to which the Company or any Company Subsidiary is party. The Company Board has (a) unanimously resolved that the Merger is advisable and in the best interests of the Company and its stockholders, and (b) unanimously approved the Agreement and the Merger. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (ii) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

2.4 No Conflict. The execution and delivery by the Company of this Agreement and the Company Related Agreements, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to any payment obligation, right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (a) any provision of the Charter Documents, as amended, or similar Company Subsidiary organizational documents, subject to obtaining the Required Stockholder Approval, (b) any Company Material Contract to which the Company or any Company Subsidiary is a party or by which any of its properties or assets (whether tangible or intangible) are bound, or (c) any Legal Requirement applicable to the Company or any Company Subsidiary or any of their respective properties or assets (whether tangible or intangible). Immediately following the Effective Time, the Surviving Corporation will be permitted to exercise all of the rights of the Company or the applicable Company Subsidiary under the Contracts referenced in clause (b) above without any restrictions or limitations, or the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company and any Company Subsidiary would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

2.5 Governmental Consents. Except for the filing of the Certificate of Merger, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in order to enable the Company to execute, deliver and perform its obligations under this Agreement or the Company Related Agreements, except for such qualifications or filings under applicable securities laws as may be required in connection with the transactions contemplated by this Agreement. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by applicable Legal Requirements.

2.6 Litigation. There is no private or governmental action, suit, proceeding, claim, audit, review, arbitration or investigation of any nature (“Action”) pending, or, to the Company’s knowledge, threatened, against the Company, any Company Subsidiary, or any of their respective owned properties or assets, or to its knowledge, pending or threatened against any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company), nor to the knowledge of the Company is there any reasonable basis therefor. Neither the Company nor any Company Subsidiary is a party or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no Action by the Company or any Company Subsidiary currently pending or which the Company or any Company Subsidiary intends to initiate. No Governmental Entity has, in the last three (3) years, challenged or questioned the legal right of the Company or any of any Company Subsidiary to conduct their respective operations as presently or previously conducted or as currently contemplated to be conducted.

2.7 Restrictions on Business Activities. There is no Contract (non-competition or otherwise) to which the Company or any Company Subsidiary is a party or judgment, injunction, order or decree binding upon the Company or any Company Subsidiary which has or would reasonably be expected to have, whether before or after the Effective Time, the effect of prohibiting or materially impairing any current or presently proposed business practice of the Company or any Company Subsidiary, any acquisition of property by the Company or any Company Subsidiary or the conduct of business by the Company or any Company Subsidiary. Without limiting the generality of the foregoing, neither the Company nor any Company Subsidiary has entered into any Contract under which the Company or any Company Subsidiary is restricted from selling, licensing, manufacturing, delivering or otherwise distributing or commercializing any Company Owned Intellectual Property or Company Products or from providing services to any class of customers, or any potential customers or any potential class of customers, in the geographic areas set forth in Section 2.7 of the Company Disclosure Schedule, during any period of time, or in any segment of the market, including by means of any grant of exclusivity, or from hiring or soliciting potential employees, consultants or independent contractors.

2.8 Intellectual Property.

(a) As used in this Agreement, the following terms have the meanings indicated below:

(i) “Company Intellectual Property Agreements” means the Inbound License Agreements and the Outbound License Agreements.

(ii) “Company Owned Intellectual Property” means any and all Intellectual Property Rights and Technology that are owned or purportedly owned by the Company.

(iii) “Company Products” means all products and services developed, produced, marketed, licensed, sold, distributed, provided or performed by or on behalf of the Company and all products and services currently under development by the Company.

(iv) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any proprietary information, build scripts, test scripts, documentation, instructions or algorithms contained in or relating to any software included in the Company Owned Intellectual Property or Company Products.

(v) “Intellectual Property Rights” means any and all rights in, arising out of, or associated with any of the following, throughout the world: (i) patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom, and all rights in and to any of the foregoing (“Patents”), (ii) confidential or proprietary information, including know how, that is generally not publicly known, has commercial value and is protected or protectable under the Legal Requirements of any jurisdiction, including trade secret protection laws (“Trade Secrets”), (iii) trade names, logos, trademarks, service marks, service names, trade dress, company names, collective membership marks, certification marks, slogans, 800 numbers, social media pages, hash tags and other forms indicia of origin, whether or not registerable as a trademark in any given country, together with registrations and applications therefor, and the goodwill associated with any of the foregoing (“Trademarks”), (iv) Internet domain names and URLs, (v) copyrights, and any other rights of authors or in works of authorship (“Copyrights”), (vi) all rights in data collections and databases and documentation related thereto, (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, (viii) applications for, registrations of, and divisions, continuations, continuations-in-part, reissuances, renewals, extensions, restorations and reversions of the foregoing (as applicable); and (ix) all other similar or equivalent intellectual property or proprietary rights now known or hereafter recognized anywhere in the world, including the right to enforce and recover damages for the infringement or misappropriation of any of the foregoing.

(vi) “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL), Open Source Initiative, and the Apache License) that (a) could require or could condition the use or distribution of such software or other material, or portion thereof, on (1) the disclosure, licensing, or distribution of any source code for any portion of such software or any Company Owned Intellectual Property, or (2) the granting to licensees of the right to make derivative works or other modifications to such software or other material or portions thereof, or (b) could otherwise impose any limitation, restriction, or condition on the right or ability of the Company to use, sell, offer for sale, license, distribute or charge for any Company Product.

(vii) “Personally Identifiable Information” means any information or data that alone or in combination with other information can be used to specifically identify an individual, along with any other information or data associated directly with such identifying information.

(viii) “Registered IP” means Intellectual Property Rights that have been registered, filed or issued under the authority of, with or by any Governmental Entity, or other public or quasi-public legal authority, including the United States Patent and Trademark Office, the U.S. Copyright Office and their equivalents worldwide.

(ix) “Technology” means any or all of the following and any tangible embodiments thereof: (i) works of authorship, including computer programs, whether in source code or in executable code form, application programming interfaces, software architecture, and any associated documentation, (ii) inventions (whether or not patentable), discoveries and improvements, and any associated lab notebooks or other indicia or records of invention; (iii) Trade Secrets, (iv) databases, data compilations and collections and technical data and performance data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) methods and processes, (vii) devices, prototypes, data bases, designs and schematics, including for any Company Products, and (viii) any other tangible embodiments of Intellectual Property Rights.

(x) “Third Party Intellectual Property” means any and all Intellectual Property Rights and Technology owned by a third party.

(xi) “User Data” means all data and content (x) uploaded or otherwise provided by or on behalf of the Company’s customers or other users to, or stored by the Company’s customers or other users on, the Company’s products and services; or (y) collected by the Company or the Company’s products and services.

(xii) For purposes of this Section 2.8, references to the “Company” shall include the Company Subsidiaries, unless the context otherwise requires.

(b) Title to Company Owned Intellectual Property. Except as provided in Section 2.8(b) of the Company Disclosure Schedule, all Company Owned Intellectual Property is owned exclusively by the Company free and clear of all Encumbrances. The Company has the exclusive right to bring a claim or suit against a third party for infringement or misappropriation of the Company Owned Intellectual Property. The Company has not transferred ownership of, or agreed to transfer ownership of, or permitted any person to retain, any exclusive rights or joint ownership of, any Intellectual Property Rights that are or were Company Owned Intellectual Property to any third party or permitted the rights of the Company that are or were Company Owned Intellectual Property and that is or was material to the Company to enter into the public domain. Except as provided in Section 2.8(b) of the Company Disclosure Schedule, all Company Owned Intellectual Property will be fully transferable, alienable and licensable by the Acquiror without restriction and without payment of any kind to any third party.

(c) Company Registered IP. Section 2.8(c) of the Company Disclosure Schedule lists a true and complete list of all Registered IP owned or purported to be owned by, filed in the name of, or licensed exclusively to the Company (“Company Registered IP”), indicating for each item the registration or application number and the applicable jurisdiction. Each item of Company Registered IP is and at all times has been in compliance with all Legal Requirements (including payment of filing, examination and maintenance fees and proofs of use), is valid and subsisting, and there are no facts or circumstances known to the Company that would render any Company Registered IP invalid or unenforceable. The Company has complied with its duty of candor and disclosure and has made no material misrepresentations in the filings submitted to the applicable Governmental Entities with respect to all Patents included in the Company Registered IP. The Company has not engaged in Patent or Copyright misuse or any fraud or inequitable conduct in connection with any Company Registered IP. No event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any material Trademark owned, used, or applied for by the Company. All necessary maintenance and renewal fees currently due in connection with Company Registered IP have been made, and all necessary documents, recordations and certifications in connection with such Company Registered IP have been filed, with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of prosecuting and maintaining such Company Registered IP. Except as set forth in Section 2.8(c) of the Company Disclosure Schedule, there are no actions that are required to be taken by the Company within (ninety) 90 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, for the purposes of perfecting, maintaining, or renewing any Company Registered IP.

(d) Government Funding. Except as provided in Section 2.8(d) of the Company Disclosure Schedule, no government funding, facilities or resources of any university, college, other educational institution, multi-national, bi-national or international organization or research center were used, directly or indirectly, in the development of any Company Owned Intellectual Property for the Company. Except as provided in Section 2.8(d) of the Company

Disclosure Schedule, no Governmental Entity, university, college, other educational institution, multi-national, bi-national or international organization or research center (x) owns or otherwise holds, or has the right to obtain, any rights to any Company Owned Intellectual Property or any other Intellectual Property Rights of the Company, whether now existing or hereafter developed, licensed or acquired, (y) has imposed or purported to impose, or has the right, whether contingent or otherwise, to impose, any obligations or restrictions on the Company or any of its Affiliates (or, following the Effective Time, on Acquiror, the Surviving Corporation or any other Affiliate) with respect to the licensing or granting of any Intellectual Property Rights, or (z) is or may become entitled to receive any royalties or other payments from the Company (or, following the Effective Time, the Acquiror, the Surviving Corporation or any other Affiliate). Section 2.8(d) of the Company Disclosure Schedule sets forth a complete and accurate list of all items of Company Owned Intellectual Property that were developed or derived from, in whole or in part, funding or resources provided by, or are subject to restriction, constraint, control, supervision, or limitations imposed by, any other Governmental Entity, regulatory authority, or any university, college, other educational institution, multi-national, bi-national or international organization or research center.

(e) Invention Assignment and Confidentiality Agreement. In each case in which the Company has acquired or sought to acquire ownership of any Intellectual Property Rights or Technology from any Person, including as a result of engaging such Person as a consultant, advisor, employee or independent contractor, to independently or jointly conceive, reduce to practice, create or develop any Intellectual Property Rights or Technology for or on behalf of the Company (each an “Author”), except as provided in Section 2.8(e) of the Company Disclosure Schedule, the Company has obtained unencumbered and unrestricted exclusive ownership of, by a written, valid and enforceable assignment sufficient to irrevocably transfer all such Intellectual Property Rights or Technology, and has obtained from such Authors the waiver of all non-assignable rights, including of any moral rights. Except as provided in Section 2.8(e) of the Company Disclosure Schedule, no Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property Rights developed by such Author for the Company. Without limiting the foregoing, except as provided in Section 2.8(e) of the Company Disclosure Schedule, the Company has obtained written, valid and enforceable proprietary information and invention disclosure and Intellectual Property Rights assignments from all current and former Authors pursuant to Company’s standard form of agreement. Copies of the Company’s standard form of agreement containing any assignment or license of Intellectual Property Rights from the Company’s employees (the “Employee Proprietary Information Agreement”) and the Company’s standard forms of professional services, outsourced development, consulting, or independent contractor agreements containing any assignment or license of Intellectual Property Rights (the “Consultant Proprietary Information Agreements”) have been made available to Acquiror. The Company has made available to Acquiror copies of all such forms currently and historically used by the Company. Section 2.8(e) of the Company Disclosure Schedule notes which Company Contracts containing any assignment or license of Intellectual Property Rights that deviates in any material respect from the corresponding standard form agreement provided to Acquiror.

(f) No Personnel Violation. To the knowledge of the Company, no current or former employee, consultant, advisor or independent contractor of the Company is in material violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or using Trade Secrets or proprietary information of others without permission.

(g) Confidential Information. The Company has taken reasonable steps to protect and preserve the confidentiality of Trade Secrets of the Company or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company and any other third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement sufficient to protect such Confidential Information.

(h) Non-Infringement.

(i) Except as provided in Section 2.8(h)(i) of the Company Disclosure Schedule, the Company has not brought any action, suit or proceeding against any third party for infringement, misappropriation or violation of any Intellectual Property Rights. To the knowledge of the Company, there has not been and there is no infringement, misappropriation or violation of any Company Owned Intellectual Property by any third party that is likely to have a material impact on the Company’s current business.

(ii) The Company Products, and the operation of the business of the Company, including the design, development, manufacture, coding, use, sale, provision, offer to sell and distribution of any Company Products, has not and is not infringing, misappropriating or violating and will not infringe, misappropriate or violate the Intellectual Property Rights of any third party, violate any right of any person (including any right to privacy or right of publicity) or constitute unfair competition or trade practices under the Legal Requirements of any jurisdiction. Except as provided in Section 2.8(h)(ii) of the Company Disclosure Schedule, no claim or action has been brought or asserted against the Company by, and the Company has not received notice or any threats, including indemnification claims, from any third party (nor does the Company have knowledge of any basis therefor), (i) challenging the Intellectual Property Rights of the Company, (ii) inviting the Company to license such third party’s Intellectual Property Rights, or (iii) claiming that any Company Product or the operation of the Company’s business, infringes or misappropriates the Intellectual Property Rights of any third party, violates any right of any person (including any right to privacy or right of publicity) or constitutes unfair competition or trade practices under the Legal Requirements of any jurisdiction (nor does the Company have knowledge of any basis therefor).

(i) Licenses; Agreements. Section 2.8(i)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all Contracts under which the Company grants to a third party any rights under or with respect to any Company Owned Intellectual Property or Company Product, including licenses or service agreements with respect to any Company Product (each an “Outbound License Agreement”), other than non-exclusive end-user licenses or service agreements that do not differ in any material respect from Company’s standard form(s) made available to Acquiror and for which the total annual payments do not exceed $20,000 (“Standard Form Out-License”). Except for Outbound License Agreements made available to Acquiror and Standard Form Out-Licenses, the Company has not granted any options, licenses or agreements of any kind relating to any Company Owned Intellectual Property or Company Products, including any covenant or other provision that in any way limits or restricts the ability of the Company to use, assert, enforce, or otherwise exploit any Company Owned Intellectual Property or Company Products anywhere in the world. Section 2.8(i)(ii) of the Company Disclosure Schedule sets forth a complete and accurate list of all Contracts under which a third party grants to the Company any rights under or with respect to any Intellectual Property Rights or Technology included in or used in or in relation to (i) Company Products, or (ii) the operation of the Company’s business (each, an “Inbound License Agreement”), other than licenses for non-customized, commercially-available software licensed to the Company in object code form for an aggregate license fee of no more than $15,000 (“Shrink-Wrap Licenses”) and licenses of Open Source Materials.

(j) Company Intellectual Property Agreements. All Company Intellectual Property Agreements are in full force and effect. With respect to the Company Intellectual Property Agreements, except as provided in Section 2.8(j) of the Company Disclosure Schedule

(i) The Company is not and, to the knowledge of the Company, all other parties are not, in material breach of any Company Intellectual Property Agreement;

(ii) At the Effective Time, Acquiror and the Surviving Corporation (as a wholly-owned subsidiary of Acquiror) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay;

(iii) There are no ongoing and unresolved disputes regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company thereunder; and

(iv) No third party that has licensed Intellectual Property Rights to the Company has retained ownership of, or license rights under, any Intellectual Property Rights in or to improvements or derivative works made by the Company in such Third Party Intellectual Property.

(k) No Acquiror Obligations. Neither this Agreement, the transactions contemplated by this Agreement, nor the assignment to Acquiror and/or the Surviving Corporation by operation of law or otherwise of any Contracts to which the Company is a party, will result in: (i) Acquiror or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to Acquiror or any of its Affiliates, or (ii) Acquiror or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses.

(l) Software; Source Code.

(i) Except as provided in Section 2.8(l) of the Company Disclosure Schedule, the Company has not disclosed, delivered, licensed or made available to any Person or agreed or obligated itself to disclose, deliver, license or make available to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees and individual independent contractors involved in the development of Company Products under binding written agreements that prohibit use or disclosure except in the performance of services for the Company. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees and individual independent contractors involved in the development of Company Products under binding written agreements that prohibit use or disclosure except in the performance of services for the Company. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other access by a third party of any Company Source Code.

(ii) The Company has implemented procedures consistent with standard industry practices to ensure that Company Product and other software constituting Company Owned Intellectual Property are free from viruses, disabling or other malicious codes.

(iii) None of the software used in the provision of any Company Product fails to generally comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Product or any product or system containing or used in conjunction with such Company Product.

(m) Systems. The computer, information technology and data processing systems, facilities and services used by the Company, including all software, hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company (collectively, “Systems”), are reasonably sufficient for the existing needs of the Company, including as to capacity, scalability and ability to process current volumes in a timely manner. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the business of the Company. Except as set forth in Section 2.8(m) of the Disclosure Schedule and except with respect to software that is licensed to the Company pursuant to an Inbound License Agreement, all Systems are owned and operated by and are under the control of the Company.

(n) Security Measures. The Company has reasonable disaster recovery and security plans, procedures and facilities and has taken other reasonable steps to preserve the availability, security, and integrity of the Systems, and the data and information stored thereon. There has been no breach of security or unauthorized access by third parties to (i) the Systems, (ii) the Confidential Information, (iii) the User Data, or (iv) any Personally Identifiable Information collected, held, or otherwise managed by or on behalf of the Company.

(o) Open Source Software Use. Section 2.8(o)(i) of the Company Disclosure Schedule lists any licenses for Open Source Materials pursuant to which any Company Products are made available by the Company to any Person. Section 2.8(o)(ii) of the Company Disclosure Schedule lists all Open Source Materials included in, combined with, or used in the delivery of, any Company Product or other Company Owned Intellectual Property, as the case may be, and identifies each relevant license for such Open Source Materials and describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company).

(p) Open Source Software Compliance. With respect to Open Source Materials that are or have been used by the Company in any way, the Company has been and is in compliance with the terms and conditions of all applicable licenses for the Open Source Materials, including attribution and copyright notice requirements. Except as set forth in Section 2.8(p) of the Company Disclosure Schedule, there are no Open Source Materials included in, or distributed with, any Company Products or Company Owned Intellectual Property, as the case may be, which could subject such Company Products or Company Owned Intellectual Property to the terms of the license agreement to which such Open Source Materials are subject, including in such a way that creates, or purports to create obligations for the Company with respect thereto or grants, or purport to grants, to any third party, any rights or immunities thereunder (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

(q) Standards Bodies. The Company has never been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to or otherwise impair the Company’s control of any Company Owned Intellectual Property.

(r) Sufficiency. The Company owns or otherwise has the right to use all Intellectual Property Rights and Technology used in or necessary for the conduct of the business of the Company as currently conducted or as proposed to be conducted, including the design, development, manufacture, coding, license, sale, provision, maintenance and support, and use of all Company Products. The Company Owned Intellectual Property, together with the Third Party Intellectual Property licensed pursuant to the Inbound License Agreements, constitutes all of the Intellectual Property Rights and Technology used in or necessary for the conduct of the business of the Company as currently conducted or as proposed to be conducted.

(s) Effect of Transaction. Except as set forth in Section 2.8(s) of the Company Disclosure Schedule, neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any Company Owned Intellectual Property; (ii) a breach of, termination of, or acceleration or modification of any right or obligation under any Company Intellectual Property Agreements; or (iii) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Company Owned Intellectual Property.

(t) Privacy. The Company has established privacy policies which are in conformance with reputable industry practice and all applicable Legal Requirements. At all times since inception, the Company has provided accurate notice of its privacy practices on all of its websites (and through mobile applications and other client-side and web interface products) and these notices have not contained any material omissions of the Company’s privacy practices and have not been misleading, deceptive or in violation of the applicable Legal Requirements. The Company has complied with and is in compliance with all applicable Legal Requirements, all rules, policies, and requirements of applicable self-regulatory organizations, and its internal and external privacy policies, and with any contractual obligations and consumer-facing statements made by or on behalf of the Company (including any such statements on its Web site, through mobile applications and other client-side and web interface products, and in any marketing or promotional materials) relating to its use, collection, retention, storage, disclosure, transfer, disposal, and other processing of any Personally Identifiable Information and User Data, and the execution, delivery and performance of this Agreement will not result in a breach or violation of any of the foregoing. The Company has not received, and to the knowledge of the Company, there has been no, complaint to any regulatory or other governmental body or official, foreign or domestic, or any audit, proceeding, investigation (formal or informal), or claim against, the Company or any of its customers (in the case of customers, to the extent relating to the Company Products) by any private party or any regulatory or other governmental body or official, foreign or domestic, regarding the collection, use, retention, storage, security, transfer, disposal, disclosure or other processing of Personally Identifiable Information or User Data by or for the Company.

2.9 Compliance with Legal Requirements and Documents; Permits. The Company and each Company Subsidiary are not in violation or default of any provisions of their respective Charter Documents, and the Company and each Company Subsidiary have complied in all material respects with all, and are not in violation of any, applicable Legal Requirements. Neither the Company nor any Company Subsidiary has received any written notice of any violation of any such Legal Requirement which has not been remedied. Section 2.9 of the Company Disclosure Schedule sets forth each consent, license, permit, grant or other authorization (a) pursuant to which the Company and each Company Subsidiary currently operates or (b) which is required for the operation of the businesses of the Company and the Company Subsidiaries as currently conducted (collectively, “Company Authorizations”). All of the Company Authorizations have been issued or granted to the Company or a Company Subsidiary, are in full force and effect and constitute all Company Authorizations required to permit the Company and each Company Subsidiary to operate or conduct its business or hold any interest in its properties or assets.

2.10 Title to Property and Assets.

(a) Neither the Company nor any Company Subsidiary owns any real property, nor has the Company or any Company Subsidiary ever owned any real property. Section 2.10(a) of the Company Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any Company Subsidiary or otherwise used or occupied by the Company or any Company Subsidiary for the operation of their respective businesses (the “Leased Real Property”).

(b) The Company has made available to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Lease Agreements”), and there are no other Lease Agreements for real property affecting the Leased Real Property or to which the Company is bound. All such Lease Agreements, with respect to the Company and any Company Subsidiary and, to the Company’s knowledge, with respect to any other party thereto, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default, rent past due or event of default (or event which with notice or lapse of time, or both, would constitute a default by the Company and any Company Subsidiary or, to the Company’s knowledge, any other party thereto). Neither the Company nor any Company Subsidiary has received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn. The Company and the Company Subsidiaries currently occupy all of the Leased Real Property for the operation of their respective businesses. There are no other parties occupying, or with a right to occupy, the Leased Real Property. No brokerage commission or finders’ fee is owed with respect to any such Leased Real Property, and the Company and the Company Subsidiaries would not owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements.

(c) The Leased Real Property is in reasonably good operating condition and repair, except for reasonable wear and tear, is maintained in a manner consistent with standards generally followed with respect to similar properties, and is otherwise suitable for the conduct of the business as presently conducted. To the Company’s knowledge, neither the operation of the Company and the Company Subsidiaries on the Leased Real Property nor such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement, ordinance, rule, regulation or statute relating to such property or operations thereon. To the Company’s knowledge, there are no Legal Requirements now in existence or under active consideration by any Governmental Entity which could require the tenant of any Leased Real Property to make any expenditure in excess of $10,000 to modify or improve such Leased Real Property to bring it into compliance therewith. The Company and the Company Subsidiaries shall not be required to expend more than $25,000 in the aggregate under all Lease Agreements to restore the Leased Real Property at the end of the term of the applicable Lease Agreement to the condition required under the Lease Agreement (assuming the conditions existing in such Leased Real Property as of the Agreement Date and as of the Closing).

(d) The Company and the Company Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except (i) as otherwise reflected in the Current Balance Sheet and (ii) Encumbrances for current Taxes not yet due and payable.

(e) The equipment owned or leased by the Company and the Company Subsidiaries (i) is adequate for the conduct of the business of the Company as currently conducted and (ii) is in reasonably good operating condition, subject to normal wear and tear.

2.11 Company Financial Statements.

(a) Attached as Section 2.11 of the Company Disclosure Schedule are the Company’s (i) audited consolidated balance sheets as of, and the related audited consolidated statements of operations, stockholders’ equity and cash flows of the Company for the fiscal years ended, December 31, 2011 and 2012, and (ii) unaudited consolidated statements of operations, stockholders’ equity and cash flows of the Company for the fiscal years ended, December 31, 2013 and consolidated balance sheet as of April 30, 2014, and the related unaudited consolidated statements of income, cash flow and stockholders’ equity for the four (4) months then ended (the financial statements referred to in items (i) and (ii), collectively, the “Company Financial Statements”). The Company Financial Statements (x) are true and correct in all material respects, (y) have been prepared in accordance with GAAP consistently applied through the periods indicated and consistent with each other and (z) present fairly the financial condition of the Company at the date or dates therein indicated and the results of operations and cash flows for the period or periods therein specified, in each case determined in accordance with GAAP consistently applied through the periods indicated (except that the unaudited Company Financial Statements lack footnote disclosure and other presentation items, and does not include certain GAAP adjustments normally booked in conjunction with the year-end audit). The Company’s unaudited consolidated balance sheet as of April 30, 2014 (the “Company Balance Sheet Date”) is referred to hereinafter as the “Current Balance Sheet”.

(b) The Company and each of the Company Subsidiaries maintains business records, financial books and records, personnel records, legers, sales accounting records, tax records and related work papers and other books and records (the “Books and Records”), which are accurate in all material respects, reflecting their respective assets and liabilities and maintains proper and adequate internal accounting controls that provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability of their assets, (iii) access to their assets is permitted only in accordance with management’s authorization, (iv) the reporting of assets is compared to existing assets at regular intervals and (v) inventory, accounts, notes and other receivables are recorded accurately and proper procedures are implemented to effect the collection thereof on a timely basis. Neither the Company nor any Company Subsidiary has engaged in any transaction, maintained any bank account or used any corporate funds except as reflected in its Books and Records.

(c) None of the Company, any Company Subsidiary, or to the Company’s knowledge, any current or former employee, advisor, consultant or director of the Company or any Company Subsidiary, has identified or been made aware of any fraud, whether or not material, that involves the Company’s management or other current or former employees, consultants, advisors or directors of the Company or any Company Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Company Subsidiary, or any claim or allegation regarding any of the foregoing.

(d) The Company and the Company Subsidiaries do not have any liability, indebtedness, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured or unmatured, except for those which (i) have been reflected in the Current Balance Sheet, (ii) have arisen in the ordinary course of business consistent with past practice since the Company Balance Sheet Date and do not arise from a violation of Section 4.1 or Section 4.2 hereof (or if arising prior to the Agreement Date, but after the Company Balance

Sheet Date, would not have violated Section 4.1 or would not have required consent under Section 4.2 hereof had this Agreement been in force as of and from the Company Balance Sheet Date), (iii) are Transaction Expenses and will be reflected on the Company Closing Statement, or (iv) have been incurred or accrued under executory obligations under the Contracts of the Company and do not arise from a breach, violation or default thereunder.

(e) Except as set forth in Section 2.11(e) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have no outstanding Company Debt as of the Agreement Date.

(f) Section 2.11(f) of the Company Disclosure Schedule sets forth (i) the amount of variable compensation obligations accrued (including commission) on the Current Balance Sheet and (ii) the amount of variable compensation obligations not accrued (including commission) on the Current Balance Sheet, in each case such amounts being listed by each Person such variable compensation obligation is attributable to, and that such Section 2.11(f) of the Company Disclosure Schedule is true and complete and that there are no other variable compensation obligations of the Company or any Company Subsidiary.

2.12 Accounts Receivable. All of the accounts receivable, whether billed or unbilled, of the Company and its subsidiaries arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied and are not subject to any valid set off or counterclaim. No Person has any lien on any accounts receivable of the Company and its subsidiaries and no written agreement for deduction or discount has been made with respect to any accounts receivable of the Company and its subsidiaries. Section 2.12 of the Company Disclosure Schedule sets forth the aging of the accounts receivable reflected on the Current Balance Sheet. No representation or warranty set forth in this Section 2.12 shall be construed as a guarantee of collectability of any accounts receivable of the Company or any of its subsidiaries.

2.13 Activities Since Company Balance Sheet Date. During the period beginning on the Company Balance Sheet Date and ending on the Agreement Date (with respect to the items in this Section 2.13 that require consent of Acquiror pursuant to Section 4.2), and during the period beginning on the Company Balance Sheet Date and ending on the Closing Date (with respect to the items in this Section 2.13 that do not require consent of Acquiror pursuant to Section 4.2):

(a) There have not been any modifications or changes to the Company’s Charter Documents or Company Subsidiary organizational documents;

(b) the Company has not declared or paid any dividends, or authorized or made any distribution upon or with respect to any Company Capital Stock, or split, combined or reclassified any Company Capital Stock or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock, or repurchased, redeemed or otherwise acquired, directly or indirectly, any shares of Company Capital Stock (or options, warrants or other rights exercisable therefor) except in accordance with the Company Option Plan or the agreements governing the Company Options or Company Capital Stock;

(c) the Company and the Company Subsidiaries have not made any expenditure or entered into any commitment or transaction exceeding $25,000 individually or $50,000 in the aggregate;

(d) the Company and the Company Subsidiaries have not incurred any indebtedness for money borrowed or incurred any other liabilities exceeding $25,000 individually or $50,000 in the aggregate, or created any Encumbrances on any of their assets;

(e) the Company and the Company Subsidiaries have not made any loans, guarantees or advances to any Person, other than advances to employees for travel and business expenses in the ordinary course of business consistent with past practice;

(f) the Company and the Company Subsidiaries have not sold, exchanged or otherwise disposed of any material assets or rights other than non-exclusive licenses in the ordinary course of its business consistent with past practice pursuant to Standard Form Out-Licenses, nor has the Company or any Company Subsidiary abandoned, failed to maintain, or permitted to lapse any material Company Owned Intellectual Property;

(g) the Company and the Company Subsidiaries have not terminated or extended, or materially amended, waived, modified, or violated the terms of, any Company Material Agreement, including the allowance to lapse of any Contract in which the Company or any Company Subsidiary has been granted any right to use any Third Party Intellectual Property;

(h) the Company and the Company Subsidiaries have not engaged in or entered into any material transaction or commitment, or relinquished any material right, outside the ordinary course of the Company’s business consistent with past practice;

(i) the Company and the Company Subsidiaries have not revalued any of their assets (whether tangible or intangible), including without limitation writing off notes or accounts receivable, settling, discounting or compromising any accounts receivable, or reversed any reserves other than in the ordinary course of business and consistent with past practice;

(j) the Company and the Company Subsidiaries have not paid, discharged, waived or satisfied, in an amount in excess of $25,000 in any one case, or $50,000 in the aggregate, any claim, liability, loan or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Current Balance Sheet;

(k) the Company and the Company Subsidiaries have not entered into any transactions with any of their officers, directors or employees or any entity controlled by any of such individuals;

(l) the Company and the Company Subsidiaries have not initiated or settled any Action;

(m) there have been no claims or matters raised by any Person (including workers’ representative organizations, bargaining units or unions), regarding, claiming or alleging wrongful discharge or any other unlawful employment or labor practice or action with respect to the Company or any Company Subsidiary;

(n) there has not been any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of the Company and the Company Subsidiaries, taken as a whole;

(o) there has not been any entering into, adoption, amendment, modification or termination of any Company Employee Plan, or any increase in any benefits or compensation provided thereunder, or any change in any compensation or benefits arrangement or agreement with any employee, officer, director or stockholder of the Company or any Company Subsidiary;

(p) the Company and the Company Subsidiaries have not established, granted or increased (or promised to establish, grant or increase, whether orally or in writing) any form of compensation or benefits payable to any director, officer, advisor, consultant or employee thereof, including any increase or change pursuant to any Company Employee Plan (except as required by Legal Requirements);

(q) there has not been any (i) grant of any equity or equity-linked awards or any other cash bonus, incentive, performance or other incentive compensation or (ii) acceleration of the vesting or payment of, or funding or in any other way securing the payment of, or any increase in compensation or benefits under any Company Employee Plan (except as required by Legal Requirements or Contracts entered into prior to the Company Balance Sheet Date, which have been provided to Acquiror);

(r) there has not been any hiring, resignation or termination of any director, officer, advisor or Key Employee of the Company or any Company Subsidiary and the Company has no knowledge of any impending resignation or termination of employment of or relationship with any such person;

(s) there has been no execution or amendment of any employee agreement (other than execution of the Company’s standard at will offer letter);

(t) there has been no agreement, contract or commitment for the grant by the Company or any Company Subsidiary of any severance, termination pay or bonus (in cash or otherwise) to any Employee, including any officer;

(u) there has not been any adoption of or change in any Tax election or method of Tax accounting, any settlement, compromise or final determination of any tax audit, claim, investigation, litigation or other proceeding or assessment, surrender of any right to claim a material Tax refund, entering into any closing agreement in respect of Taxes or extension or waiver of the limitations period in respect of Taxes;

(v) there has not occurred any event or events that have had, or could reasonably be expected to have, a Material Adverse Effect on the Company; and

(w) there has not been any agreement or commitment by the Company, any Company Subsidiary or any other Person acting on its behalf to do any of the things described in this Section 2.13.

2.14 No Finder’s Fees. Other than the fees and expenses due to MergerTech, the Company and the Company Subsidiaries have not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor will Acquiror, the Surviving Corporation, the Company or any Company Subsidiary incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any Company Subsidiary.

2.15 Insurance. Section 2.15 of the Company Disclosure Schedule lists all insurance policies held by the Company and the Company Subsidiaries, copies of which have been made available to Acquiror. Except as set forth in Section 2.15 of the Company Disclosure Schedule , there is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and the Company Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies. The Company and the Company Subsidiaries have never maintained, established, sponsored, participated in or contributed to any self-insurance plan.

2.16 Tax Returns and Payments.

(a) The Company and the Company Subsidiaries have timely filed all Tax Returns concerning or attributable to the Company, the Company Subsidiaries or their operations, in each case as required by Legal Requirements. All Tax Returns are true and complete in all material respects. The Company and the Company Subsidiaries have timely paid all Taxes they are required to pay (whether or not shown on any Tax Return). The Company and the Company Subsidiaries have no liability for any Tax to be imposed upon them as of the Closing Date that is not adequately provided for in the Company Financial Statements and not included in the calculation of Company Net Working Capital. The Company and the Company Subsidiaries have withheld or collected from each payment made to each of their employees and other third parties the amount of all Taxes required to be withheld or collected therefrom, including but not limited to, U.S. federal income and excise taxes, Federal Insurance Contribution Act taxes and Federal Unemployment Tax Act taxes, and has paid the same to the proper Tax Authority or authorized depositories. Amounts accruing for the current period for such withholdings are similar to the amounts that accrued for such withholdings in past periods (without regard to withholdings resulting from payments contemplated by this Agreement).

(b) There is no Tax deficiency currently outstanding, assessed or proposed against the Company or any Company Subsidiary, nor has the Company or any Company Subsidiary executed, since January 1, 2010, any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax. No audit or other examination of any Tax Return of the Company or any Company Subsidiary is presently in progress for which the Company or any Company Subsidiary has received written notice thereof, nor has the Company or any Company Subsidiary been notified by a Tax Authority in writing of any request for such an audit or other examination. No adjustment relating to any Tax Return filed by the Company or any Company Subsidiary has been proposed by any Tax Authority to the Company or any Company Subsidiary or any representative thereof for which the Company or any Company Subsidiary has received written notice thereof. No written claim has ever been made by a Tax Authority to the Company or any Company Subsidiary in a jurisdiction where Company or any Company Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) The Company and the Company Subsidiaries had no liabilities for unpaid Taxes as of the Company Balance Sheet Date that had not been accrued or reserved on the Company Financial Statements, whether asserted or unasserted, contingent or otherwise, and the Company and the Company Subsidiaries have not incurred any liability for Taxes since the Company Balance Sheet Date other than in the ordinary course of business.

(d) The Company has made available to Acquiror or its legal counsel or accountants copies of all Tax Returns for the Company and the Company Subsidiaries filed for all periods beginning on or after January 1, 2010.

(e) There are (and immediately following the Effective Time there will be) no Encumbrances on the assets of the Company or any Company Subsidiary relating to or attributable to Taxes other than Encumbrances for Taxes not yet due and payable.

(f) Neither the Company nor any Company Subsidiary is, or has been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(g) Neither the Company nor any Company Subsidiary has (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (ii) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or any Company Subsidiary owe any amount under any such agreement, and (iii) ever had any liability for the Taxes of any person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or non-U.S. law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by contract, by operation of law or otherwise. Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) The Company and the Company Subsidiaries have not engaged in a reportable transaction under Treas. Reg. § 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. § 1.6011-4(b)(2).

(i) The Company and the Company Subsidiaries use the accrual method of accounting for income Tax purposes.

(j) The Company and the Company Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”), and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(k) The Company and the Company Subsidiaries are not subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business or by virtue of having a source of income in that country.

(l) The Company and the Company Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and the Company Subsidiaries. All intercompany arrangements have been adequately documented, and such documents have been duly executed, in a timely manner. The prices for any property or services (or for the use of any property) provided by or to the Company are arm’s length prices for purposes of all applicable transfer pricing Legal Requirements, including Treasury Regulations promulgated under Section 482 of the Code.

(m) The Company and the Company Subsidiaries will not be required to include any income or gain or exclude any deduction or loss from income for any taxable period or portion thereof after the Closing as a result of any (i) change in method of accounting made prior to the Closing, (ii) closing agreement under Section 7121 of the Code executed prior to the Closing, (iii) deferred intercompany gain or excess loss account under Treasury Regulations under Section 1502 of the Code in connection with a transaction consummated prior to the Closing (or in the case of each of (i), (ii) and (iii), under any similar provision of applicable law), (iv) installment sale or open transaction disposition consummated prior to the Closing, (v) prepaid amount received prior to the Closing or (vi) Code Section 108(i) election made prior to the Closing.

(n) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Company Subsidiary or to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(o) Neither the Company nor any Company Subsidiary is a party to, or otherwise obligated under, any Contract, agreement, plan or arrangement that provides for the Company or any Company Subsidiary to pay a Tax gross-up, equalization or reimbursement payment to any service provider, including, without limitation, with respect to any Tax-related payments under Sections 280G or 409A of the Code. Each Company Employee Plan and each other Contract, agreement, plan, program and arrangement maintained, established or entered into by the Company or any Company Subsidiary that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has since (i) January 1, 2005 been maintained and operated in good faith compliance with Section 409A of the Code or an available exemption therefrom, and (ii) January 1, 2009, been in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. None of the Company, any Company Subsidiary or the Acquiror has incurred or will incur any liability or obligation to withhold or report taxes under Section 409A of the Code with respect to any Company Options or any amounts deemed to be compensation subject to Section 409A of the Code.

(p) (i) Each Company Option was granted with a per share exercise price that is at least equal to the fair market value of the Company Common Stock on the date such Company Option was granted, (ii) no Company Option has a feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option, stock appreciation right or other similar right; (iii) to the extent a Company Option was granted after December 31, 2004, it was granted with respect to a class of stock of the Company that is “service recipient stock” (within the meaning of Section 409A and the proposed or final regulations or other Internal Revenue Service guidance issued with respect thereto); and (iv) each Company Option has been properly accounted for in accordance with GAAP in the Company Financial Statements.

(q) The Company derives less than twenty percent (20%) of its value from the Indian Company Subsidiary or from any assets of the Company or such Company Subsidiary located in India.

2.17 Company Material Agreements.

(a) Section 2.17 of the Company Disclosure Schedule contains a complete list of all Contracts to which the Company or any Company Subsidiary is a party or is bound as of the date hereof (any Contract of a nature described below, whether or not set forth in the Company Disclosure Schedule, to which the Company or any Company Subsidiary is a party or is bound as of the date hereof, being referred to herein as a “Company Material Agreement” and, collectively, as the “Company Material Agreements”) that involve:

(i) transactions between the Company or the Company Subsidiaries and any its officers, directors, employees, Affiliates or any Affiliate thereof, other than standard employee benefits generally made available to all employees and standard proprietary information and assignment agreements and at-will offer letters;

(ii) obligations (contingent or otherwise) of, or payments to, the Company or the Company Subsidiaries in excess of $10,000 per annum;

(iii) Company Intellectual Property Agreements (other than Shrink-Wrap Licenses);

(iv) the grant of rights to license, market, or sell its products or services to any other Person or relating to the advertising or promotion of the business of the Company or the Company Subsidiaries or pursuant to which any third parties advertise on any websites operated by the Company or the Company Subsidiaries;

(v) indemnification obligations of the Company or the Company Subsidiaries to any officer, director, employee or agent of the Company or any Company Subsidiary;

(vi) any merger, acquisition, consolidation, sale or other business combination or divestiture transaction of the Company or the Company Subsidiaries;

(vii) any Contract or commitment relating to the disposition or acquisition of assets (including any Intellectual Property Rights or Technology) outside the ordinary course of business consistent with past practice;

(viii) any agreement pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of its products, Technology, Intellectual Property Rights or business, or containing any non-competition covenants or other restrictions relating to the Company’s or the Company Subsidiaries’ business activities; or any Contract that limits the freedom of the Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Company Owned Intellectual Property,

(ix) any Contract providing for the development of any software, other Technology or of any Intellectual Property Rights, independently or jointly, (A) by or (B) for the Company or the Company Subsidiaries (other than Employee Proprietary Information Agreement and Consultant Proprietary Information Agreement with Authors, copies of which have been made available to Acquiror’s counsel);

(x) all licenses, sublicenses and other Contracts relating to the hosting of any Company website;

(xi) any Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(xii) any Contracts relating to the membership of, or participation by, the Company in, or the affiliation of the Company or the Company Subsidiaries with, any industry standards group or association;

(xiii) in the three years prior to this Agreement, any Contract involving the settlement of any Action for an amount greater than $50,000;

(xiv) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Merger or other transactions contemplated hereunder, either alone or in combination with any other event;

(xv) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or the Company Subsidiaries in the ordinary course of business consistent with past practice;

(xvi) any employment, severance or change in control or other management agreement or Contract with any director, officer, employee or consultant of the Company or any other agreement with any officer, employee or consultant of the Company or the Company Subsidiaries that (A) is not immediately terminable by the Company without cost or liability to the Company, or (B) provides for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement;

(xvii) each collective bargaining agreement or other contract with any labor union; and

(xviii) any other Contract material to the Company’s consolidated business, properties (tangible and intangible), financial condition, results of operations or prospects.

(b) No Breach. Each Company Material Agreement is a valid and binding agreement of the Company or the Company Subsidiaries and, to the knowledge of the Company, each other party thereto, enforceable in accordance with its terms, and is in full force and effect with respect to the Company or the Company Subsidiaries and, to the knowledge of the Company, each other party thereto, subject to (i) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (ii) Legal Requirements governing specific performance, injunctive relief and other equitable remedies. Each of the Company and the Company Subsidiaries is in compliance in all material respects with and has not materially breached, violated or defaulted under, or received notice that any of them have materially breached, violated or defaulted under, any of the terms or conditions of any Company Material Agreement, nor to the knowledge of the Company is any party obligated to the Company or the Company Subsidiaries pursuant to any Company Material Agreement responsible for any material breach, violation or default thereunder, nor does the Company have knowledge of any presently existing facts or circumstances that, with the lapse of time, giving of notice, or both would constitute such a material breach, violation or default by the Company or the Company Subsidiaries or any such other party.

2.18 Minute Books; Books and Records. The minute books of the Company, true, complete and correct copies of which have been made available to Acquiror, contain, in all material respects, a complete summary of all meetings and true, complete and correct copies of all consents of directors and stockholders since January 1, 2009. The Books and Records, true, complete and correct copies of any of which that have been requested by Acquiror have been made available to Acquiror, (a) are in all material respects true, complete and correct, (b) have been maintained in accordance with the Company’s and the Company Subsidiaries’ business practices on a basis consistent with prior years, (c) are stated in reasonable detail and fairly reflect in all material respects the transactions and dispositions of the assets of the Company and Company Subsidiaries and (d) fairly reflect in all material respects the basis for the Company Financial Statements.

2.19 Employee Benefit Plans and Compensation.

(a) Section 2.19(a) of the Company Disclosure Schedule contains a complete and accurate list of each employment, individual consulting, compensation, incentive or deferred compensation, severance, relocation, retention, transaction, change in control, termination, retirement, pension, supplemental retirement, deferred compensation, excess benefit, profit-sharing, bonus, incentive, performance award, stock option, restricted stock, deferred stock, phantom stock or other equity or equity-linked, savings, life, vacation, paid-time-off, cafeteria, insurance, flex spending, tuition, medical, health, welfare, disability, death, fringe benefit or other employee compensation or benefit plan, program, policy, practice, commitment, agreement, arrangement or Contract, including, in each case, each “employee benefit plan” within the meaning of Section 3(3) of the ERISA (whether or not subject to ERISA) which is or has been maintained, contributed to, participated in, sponsored by or required to be contributed to by the Company or any ERISA Affiliate thereof and with respect to which the Company or any ERISA Affiliate thereof has or may have any liability or obligation, whether actual or contingent (collectively, the “Company Employee Plans”). Section 2.19(a) of the Company Disclosure Schedule does not include offer letters that do not differ materially from the Company’s standard form provided to Acquiror and that are terminable “at-will” without severance or benefit obligations. The Company and the Company Subsidiaries have no written or unwritten commitment to establish any new Company Employee Plan or modify any existing Company Employee Plan.

(b) Documents. The Company has made available to Acquiror (i) true, correct and complete copies of each Company Employee Plan including all amendments thereto and all related trust documents (and descriptions of the material terms of any such plan that is not in writing), (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required to be filed in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of such Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, (v) all material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all material communications to any Employee or Employees relating to any Company Employee Plan, including all communications relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability to the Company or any Company Subsidiary, (vii) all correspondence to or from any Governmental Entity relating to any Company Employee Plan other than routine correspondence in the normal course of operations of such Company Employee Plan, (viii) all forms of COBRA notices, (ix) policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (x) all discrimination tests for each Company Employee Plan for the three most recent plan years, and (xi) the most recent Internal Revenue Service (or any other applicable Tax Authority) determination or opinion letter issued with respect to each Company Employee Plan, if applicable.

(c) Compliance. The Company and the Company Subsidiaries have performed all material obligations required to be performed by them under, are not in default or violation of, and, as of the Agreement Date, the Company does not have any knowledge of any material default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including, without limitation, ERISA and the Code. Each Company Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and nothing has occurred since the date of such letter that has or is reasonably likely to affect such qualification. Each trust established in connection with any Company Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. No lien has been imposed under the Code or ERISA with respect to any Company Employee Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no actions, suits or claims pending or, to the knowledge of the Company or any ERISA Affiliate, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquiror, the Company or any ERISA Affiliate (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or, to the knowledge of the Company or any ERISA Affiliates, threatened by any Governmental Entity with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and the Company Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.

(d) Effect of Transaction. The execution of this Agreement and the consummation of the Merger and other transactions contemplated herein will not (either alone or upon the occurrence of any additional or subsequent events) result in or entitle any Person to any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in compensation or benefits or obligation to fund benefits.

(e) No Pension Plan. No Company Employee Plan is, and neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, (i) a pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate has incurred or could reasonably be expected to incur any liability pursuant to Title I or Title IV of ERISA (including any controlled group liability) or the penalty, excise Tax or joint and several liability provisions of the Code, whether contingent or otherwise.

(f) No Self-Insured Plan. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to Employees (including any such plan pursuant to which a stop loss policy or contract applies). The obligations of all Company Employee Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Company Employee Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(g) Collectively Bargained, Multiemployer and Multiple Employer Plan. No Company Employee Plan is, and at no time has the Company or any ERISA Affiliate contributed to or been obligated to contribute to a multiemployer plan (as defined in Section 3(37) of ERISA). No Company Employee Plan is, and neither the Company nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to (i) a multiple employer plan or to any other plan described in Section 413 of the Code or (ii) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA.

(h) No Post Employment Obligations. Neither the Company nor any ERISA Affiliate has any obligation or liability to provide, whether under any Company Employee Plan or otherwise, any post termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable state law, and neither the Company nor any Company Subsidiary has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other Person that such Employee(s) or other Person would be provided with life insurance, health or other employee welfare benefits post-termination, except to the extent required by COBRA or other applicable state law.

(i) International Employee Plans. Section 2.19(j) of the Company Disclosure Schedule contains a complete and accurate list of each International Employee Plan. With respect to each International Employee Plan: (i) such International Employee Plan is and has been administered at all times in all material respects in compliance with its terms and all applicable Legal Requirements of each jurisdiction in which such International Employee Plan is maintained; (ii) all contributions to, and payments from, such International Employee Plan which may have been required to be made in accordance with the terms of such International Employee Plan, and the applicable Legal Requirements of the jurisdiction in which such International Employee Plan is maintained, have been timely made or shall be timely made by the Closing Date; (iii) the Company and each ERISA Affiliate has complied in all material respects with all applicable reporting and notice requirements, and such International Employee Plan has obtained from the Governmental Entity having jurisdiction with respect to such International Employee Plan any required determinations, if any, that such International Employee Plan is in compliance in all material respects with all applicable Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such International Employee Plan; (iv) there are no pending investigations by any Governmental Entity involving such International Employee Plan, and no pending claims (except for claims for benefits payable in the ordinary course), suits or proceedings against such International Employee Plan or asserting any rights or claims to benefits under such International Employee Plan and to the knowledge of the Company or any ERISA Affiliate are any such investigations, claims, suits or proceedings reasonably anticipated; (v) the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) create or otherwise result in any liability with respect to such International Employee Plan; and (vi) except as required by applicable Legal Requirements, no condition exists that would prevent the Company or any Company Subsidiary from terminating or amending any International Employee Plan at any time for any reason in accordance with the terms of each such International Employee Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Company Balance Sheet and any normal and reasonable expenses ordinarily incurred in a termination event). There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any Company Subsidiary relating to, or change in employee participation or coverage under, any International Employee Plan that would reasonably be expected to materially increase the expense of maintaining such International Employee Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the Agreement Date. No International Employee Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Company Financial Statements.

(j) Employment Matters. The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Legal Requirements, judgments or arbitration awards of any court, arbitrator or any Governmental Entity, extension orders and binding customs respecting labor and employment, including Legal Requirements relating to employment practices, terms and conditions of employment, discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wages and hours (including overtime wages), worker classification, equal opportunity, pay equity, meal and rest periods, and employee terminations, and in each case, with respect to any current or former employee, consultant, independent contractor or director of the Company or any ERISA Affiliate (each, an “Employee”): (i) has withheld and reported all amounts required by Legal Requirement or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against the Company, any Company Subsidiary or any of their Employees relating to any Employee or Company Employee Plan. There are no pending or threatened or reasonably anticipated claims or actions against Company, any Company Subsidiary or any Company trustee under any worker’s compensation policy or long term disability policy. Neither the Company nor any Company Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. The services provided by each of the Company’s and Company Subsidiaries’ Employees are terminable at the will of the Company or the Company Subsidiaries, as applicable, and any such termination would result in no liability to the Company or any Company Subsidiary. Section 2.19(j) of the Company Disclosure Schedule lists all liabilities of the Company and the Company Subsidiaries to any Employee that may result from the termination by the Company, any Company Subsidiary or Acquiror of such Employee’s employment or provision of services, a change in control of the Company or any Company Subsidiary, or a combination thereof. The Company and the Company Subsidiaries have no liability with respect to any misclassification of (x) any Person or Employee as an independent contractor rather than as an employee; (y) any Employee leased from another employer; or (z) any Employee currently or formerly classified as exempt from overtime wages.

(k) Neither the Company nor any Company Subsidiary is or ever has been a party to any collective bargaining agreements or union contract with respect to Employees, and there are no labor unions or other organizations representing, purporting to represent or attempting to represent, any employee of the Company or any Company Subsidiary. No collective bargaining agreement is being negotiated by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has experienced any strikes, labor disputes, concerted refusal to work overtime, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any Company Subsidiary and to the Company’s knowledge such conduct has not been threatened and is not reasonably anticipated. Neither the Company nor any Company Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company has no knowledge of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending or threatened or reasonably anticipated relating to any labor matters involving any Employee, including charges of unfair labor practices

(l) In the three years prior to the Agreement Date, neither the Company nor any Company Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Administration and Retraining Notification Act (“WARN”) or similar state or local law, issued any notification of a plant closing or mass layoff required by WARN or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under WARN or any similar state or local law.

(m) Section 2.19(m) of the Company Disclosure Schedule contains a complete and accurate list of the current employees of the Company and the Company Subsidiaries as of the Agreement Date and shows with respect to each such employee (i) an identification number for each employee with the corresponding name of the employee as soon as practicable following the date hereof, position held, base salary or hourly wage rate, as applicable, including each employee’s designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act and applicable state and local wage laws, and all other remuneration payable and other benefits provided or which the Company and the Company Subsidiaries are bound to provide (whether at present or in the future) to each such employee, or any Person connected with any such person, and includes, if any, particulars of all profit sharing, incentive and bonus arrangements to which the Company and the Company Subsidiaries are a party, whether legally binding or not, (ii) the date of hire, (iii) vacation eligibility for the current calendar year (including accrued vacation from prior years), (iv) leave status (including type of leave, expected return date for non-disability related leaves and expiration dates for disability leaves), (v) visa status, (vi) the name of any union, collective bargaining agreement or other similar labor agreement covering such Employee, (vii) accrued sick days for current calendar year, (viii) relevant prior notice period required in the event of termination, (ix) eligibility to Company car or travel expenses, (x) any severance or termination payment (in cash or otherwise) to which any employee could be entitled, and (xi) average over-time payments per month during the preceding twelve-month period. To the knowledge of the Company, no employee listed on Section 2.19(m) of the Company Disclosure Schedule intends to terminate his or her employment for any reason.

(n) Section 2.19(n) of the Company Disclosure Schedule contains a true, correct and complete list of (i) all current independent contractors, independent contractors engaged by the Company in the two years prior to this Agreement, and Persons that have or have, in the two years prior to this Agreement, had a consulting or advisory relationship with the Company or any Company Subsidiary and (ii) the location at which such independent contractors, consultants and advisors have been or are providing services; (iii) the rate of all regular, bonus or any other compensation payable to such independent contractors, consultants and advisors; and (iv) the start and termination date of any agreement binding any Person that has a consulting or advisory relationship with the Company or any Company Subsidiary. All independent contractors, consultants and advisors to the Company or any Company Subsidiary can be terminated immediately and without notice or liability on the part of the Company or a Company Subsidiary.

2.20 Environmental and Safety Legal Requirements. Neither the Company nor any Company Subsidiary has released any amount of any Hazardous Material. No Hazardous Materials are present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any Company Subsidiary currently occupies or leases or, to the Company’s knowledge, has at any time owned, operated, occupied or leased. Neither the Company nor any Company Subsidiary has transported, stored, used, manufactured, disposed of, released or exposed their employees or others to Hazardous Materials in violation of any Legal Requirement or in a manner that would result in material liability to the Company or any Company Subsidiary, nor has the Company or any Company Subsidiary in the three years prior to the Agreement Date disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to herein as “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

2.21 Anti-Corruption Compliance. The Company and each Company Subsidiary (including any of its officers, directors, agents, Employees or other Person any of whom are acting on their behalf) has not, directly or indirectly, (a) taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, or any similar anti-corruption or anti-bribery Legal Requirements (including the United Kingdom Bribery Act of 2010) applicable to the Company or any Company Subsidiary in any jurisdictions other than the United States (in each case, as in effect at the time of such action) (collectively, the “Anti-Corruption Requirements”) (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (c) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly or (d) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

2.22 Export Control Legal Requirements. The Company and each Company Subsidiary has at all times conducted its export and re-export transactions in accordance with (x) all applicable U.S. export and re-export control Legal Requirements, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State and (y) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing, (i) the Company and each Company Subsidiary has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company and each Company Subsidiary is in compliance with the terms of all applicable Export Approvals; (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Company Subsidiary with respect to such Export Approvals or export or re-export transactions; and (iv) no Export Approvals for the transfer of export licenses to Acquiror or the Surviving Corporation are required, or if required, such Export Approvals can be obtained expeditiously without material cost.

2.23 Top Customers and Suppliers.

(a) Section 2.23(a) of the Company Disclosure Schedule contains a true and correct list of the top ten (10) currently active distributors, licensees or other customers of Company Products by revenues generated in connection with such customers for the calendar year ending December 31, 2013 (each such customer, a “Top Customer”). The Company has not received, since January 1, 2013, written notice, nor does the Company have knowledge, that any Top Customer (i) intends to cancel, or otherwise materially and adversely modify its relationship with the Company (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise, or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to purchase goods or services from the Company consistent with past custom and practice.

(b) Section 2.23(b) of the Company Disclosure Schedule contains a true and correct list of the top five (5) currently active suppliers of the Company, whether of products, services, Intellectual Property Rights or otherwise, by dollar volume of sales and purchases, respectively, for the calendar year ending December 31, 2013 (each such supplier, a “Top Supplier”). The Company has not received, since January 1, 2013, written notice, nor does the Company have knowledge, that any Top Supplier (i) intends to cancel, or otherwise materially and adversely modify its relationship with the Company (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise, or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to supply goods or services to the Company consistent with past custom and practice.

2.24 Executive Officers. To the knowledge of the Company, no executive officer of the Company or any Company Subsidiary (i) has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding minor traffic violations) or (ii) is or has been subject to any judgment or order of, the subject of any pending civil or administrative action by the Securities and Exchange Commission or any self-regulatory organization.

2.25 Interested Party Transactions.

(a) No officer, director, or Key Employee of the Company or, to the knowledge of the Company, Company Stockholder who holds more than five percent (5%) of the issued and outstanding shares of Company Capital Stock (nor, to the knowledge of the Company, any parent, grandparent, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had a controlling interest) (each, an “Interested Party”), has or has had, directly or indirectly, (i) any interest in any entity which furnishes or sells, services, products, Technology or Intellectual Property Rights that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell, (ii) any interest in any Person that purchases from or sells or furnishes to the Company or any Company Subsidiary any goods or services or (iii) any interest in, or is a party to, any Contract to which the Company or any Company Subsidiary is a party; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any entity” for purposes of this Section 2.25.

(b) All transactions pursuant to which any Interested Party has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, the Company or any Company Subsidiary that were entered into on or after the date that is 3 years from the date hereof have been on an arms-length basis on terms no less favorable to the Company or any Company Subsidiary than would be available from an unaffiliated party.

2.26 Securities Laws. Neither the Company nor any of the Company Subsidiaries has ever been subject to a requirement to register as a reporting company under the Exchange Act, or to register a class of securities under the Securities Act.

2.27 Complete Copies of Materials. The Company has made available true and complete copies of each document (or summaries of the same) that has been requested by Acquiror or its counsel, including true and complete copies of all Company Material Agreements and all other Contracts and documents listed on the Company Disclosure Schedule.

2.28 Representations Complete. None of the representations or warranties made by the Company (as modified by the Company Disclosure Schedule) in this Agreement, and none of the statements made in any exhibit, schedule or certificate furnished by the Company pursuant to this Agreement contains, or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror represents and warrants to the Company as follows:

3.1 Organization and Standing. Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Acquiror has the requisite corporate power and authority to enter into and perform this Agreement and all other agreements required to be entered into and performed by Acquiror under this Agreement (the “Acquiror Related Agreements”), to own and operate its properties and assets and to carry on its business as currently conducted and to issue the shares of Acquiror Common Stock issuable to Company Holders hereunder. Acquiror is duly qualified and is authorized to transact business and is in good standing as a foreign corporation in each jurisdiction in which the failure so to qualify would have a Material Adverse Effect on Acquiror.

3.2 Due Authorization. Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Acquiror Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Acquiror Related Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub. This Agreement has been duly executed and delivered by each of Acquiror and Merger Sub and constitutes the valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally and (ii) Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

3.3 Valid Issuance. The shares of Acquiror Common Stock to be issued to the Company Holders in exchange for their shares of Company Capital Stock, the cancellation of the Company Convertible Notes pursuant to the terms hereof, when issued as provided in this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement, the Acquiror Restated Certificate, Acquiror’s bylaws and under applicable state and federal securities laws.

3.4 Cash Resources. Acquiror has sufficient cash resources to pay the cash portion of the consideration to be paid to Company Holders in exchange for their shares of Company Capital Stock, the cancellation of the Company Convertible Notes or the satisfaction of the Change of Control Plan Rights, as the case may be, pursuant to the terms hereof.

3.5 Governmental Consents. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity, other than (i) the filing of the Certificates of Merger with the Delaware Secretary of State, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws or the regulations of any national securities exchange and (iii) any actions or filings the absence of which would not be reasonably expected to materially impair the ability of Acquiror or Merger Sub to consummate the transactions contemplated by this Agreement.

3.6 Operations of Merger Sub. Merger Sub is wholly-owned directly by Acquiror, was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.7 No Finder’s Fee. Acquiror and Merger have not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Affirmative Conduct of Company Business. The Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, pay its debts and Taxes when due (subject to Acquiror’s review and consent to the filing of any Tax Return), pay or perform other obligations when due, and use commercially reasonable efforts to preserve intact the present business organizations of the Company and the Company Subsidiaries, use commercially reasonable efforts to keep available the services of the present officers and employees of the Company and the Company Subsidiaries and use commercially reasonable efforts to preserve the relationships of the Company and the Company Subsidiaries with customers, suppliers, distributors, licensors, licensees and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing business of the Company and the Company Subsidiaries at the Effective Time. Except as requested by Acquiror and agreed to by the Company, the Company shall, and shall cause each Company Subsidiary to, collect accounts receivable, sell inventory and pay accounts payable and commissions in the ordinary course of business consistent with past practice and not intentionally accelerate, delay or postpone payment of any accounts payable or commissions, or enter into any agreement or negotiation with any party to alter the payment date of any accounts payable or commissions, or accelerate or delay the collection of (or discount) any accounts receivable.

4.2 Restrictions on Conduct of Company Business. Except as set forth in Schedule 4.2 hereto or as expressly contemplated by the terms of this Agreement, the Company shall not, and shall cause each Company Subsidiary not to, without the prior written consent of Acquiror: (i) enter into any transaction or undertake any action, or omit to take any action, that would reasonably be expected to result in a Material Adverse Effect; (ii) amend its certificate of incorporation or bylaws (whether by merger, consolidation or otherwise); (iii) grant or permit any Encumbrance on any of the Company’s properties or assets (whether tangible or intangible), except in favor of Silicon Valley Bank; (iv) sell, transfer, assign, convey, lease, license (other than on a non-exclusive basis pursuant to Standard Form Out-Licenses in the ordinary course of business consistent with past practices) or otherwise dispose of any material portion of the Company’s assets; (v) enter into any Contract for the purchase, sale, transfer, license or other disposition of all or any portion of the Company or any Company Subsidiary or any of their respective assets, whether by merger, share purchase, license or otherwise (other than non-exclusive agreements to license or provide products of the Company to end-users pursuant to Standard Form Out-Licenses that have been entered into in the ordinary course of business consistent with past practices); (vi) enter into, amend, waive any rights under or terminate any

Company Material Agreement or any Contract that would be a Company Material Agreement had it been in effect on the Agreement Date; (vii) waive or release any material right or claim of the Company or any Company Subsidiary; (viii) transfer or provide a copy of any Company Source Code to any Person; (ix) borrow money or incur any indebtedness or otherwise enter into or incur any obligation that would constitute Company Debt, except pursuant to the Loan and Security Agreement with Silicon Valley Bank or from the sale and issuance of additional Convertible Promissory Notes to existing investors of the Company; (x) make or change any Tax election, adopt or change any Tax accounting method, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or any closing agreement or Tax ruling, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or file any income or other material Tax Return or amend any Tax Return unless such income or other material Tax Return or amended Tax Return has been made available to Acquiror for review within a reasonable period prior to the due date for filing and Acquiror has consented to such filing; (xi) declare or pay any dividends, or authorize or make any distribution upon or with respect to any Company Capital Stock; (xii) (a) issue, deliver or sell, or authorize the issuance, delivery or sale of (1) any shares of Company Capital Stock, other than shares of Company Capital Stock issued upon exercise or conversion of Company Options, Company Warrants, or shares of Company Preferred Stock, in each case outstanding on the Agreement Date and disclosed on the Disclosure Schedule, or (2) any securities ultimately convertible into, or exercisable or exchangeable for, any shares of Company Capital Stock, or (b) amend any terms of any Company Capital Stock, Company Options or Company Warrants (whether by merger, consolidation or otherwise); (xiii) make any capital expenditures in excess of $10,000; (xiv) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction; (xv) enter into, adopt, amend, modify or terminate any Company Employee Plan, or increase the benefits thereunder, except as otherwise required pursuant to this Agreement; (xvi) establish, grant, pay or increase or agree to establish, grant, pay or increase any form of compensation or benefits to any director or Employee of the Company; (xvii) grant any equity or equity-linked awards or any other cash bonus, incentive, performance or other incentive compensation or accelerate the vesting or payment of, or funding or in any other way securing the payment of, compensation or benefits under any Company Employee Plan, except as required under a Company Employee Plan as of the date hereof and made available to Acquiror; (xviii) hire or terminate any director, officer, advisor, consultant or employee of the Company or any Company Subsidiary, except for cause, (xix) send any written communications (including electronic communications) to any employees of the Company or the Company Subsidiaries regarding this Agreement or the transactions contemplated hereby or make any communications to the employees of the Company or the Company Subsidiaries that are inconsistent with this Agreement or the transactions contemplated hereby; or (xx) take or agree to take, any of the actions described in clauses (i) through (xix) in this Section 4.2.

4.3 No Solicitation.

(a) The Company shall not (nor shall the Company permit, as applicable, any of its directors, officers or other employees, stockholders, agents, representatives, Subsidiaries or Affiliates to), directly or indirectly: (i) solicit, seek, initiate, encourage, entertain or facilitate the making of any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably be expected to lead to, an Alternative Proposal, (ii) disclose to any person any nonpublic information relating to Company or the Company Subsidiaries in connection with, or enter into, participate in, maintain or continue any discussions or negotiations regarding, any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably be expected to lead to, an Alternative Proposal, or (iii) agree to accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse), or enter into any agreement, letter of intent, memorandum of understanding or other instrument, arrangement or understanding (whether binding or non-binding, written or oral) in connection with, any Alternative Proposal.

(b) The Company shall immediately cease and cause to be terminated (and will not resume or otherwise continue) any and all existing activities, discussions and negotiations with any Persons (other than with Acquiror) conducted heretofore with respect to, or that could reasonably be expected to lead to, any Alternative Proposal.

(c) In the event that the Company or any of the Company’s Affiliates shall receive an Alternative Proposal, or any request for disclosure as referenced in clause (ii) of Section 4.3(a) hereof, the Company shall (i) immediately suspend any discussions with such offeror or party with regard to such Alternative Proposal or requests and (ii) immediately thereafter, notify Acquiror thereof, which notice shall contain (1) the pricing, terms, conditions and other material provisions of such Alternative Proposal, (2) the identity of the proposed party or parties to such Alternative Proposal, (3) a copy of the written agreement or other documentation setting forth the terms of the Alternative Proposal and (4) such other information related thereto as Acquiror may reasonably request.

(d) The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.3 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Acquiror shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 4.3 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Acquiror may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, director, agent, representative or Affiliate of the Company or any Company Subsidiary shall be deemed to be a material breach of this Agreement by the Company.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Required Stockholder Approval.

(a) The Company shall use its best efforts to obtain the Required Stockholder Approval promptly, and in any event no later than twelve (12) hours, following the execution of this Agreement. Promptly upon obtaining the Required Stockholder Approval, the Company shall deliver evidence thereof to Acquiror, and shall thereafter, as soon as is reasonably practicable, but in no event later than 2 days following the Agreement Date, prepare and send to all Company Stockholders on the record date for the Stockholder Written Consents who did not execute a Stockholder Written Consent the notices required pursuant to Delaware Law and California Law. Such materials submitted to the Company Stockholders in connection with such Stockholder Written Consents shall be subject to review and comment by Acquiror and shall include an information statement regarding the Company, the terms of this Agreement and the Merger and the unanimous recommendation of the Company Board that the Company Stockholders not exercise their dissenters or appraisal rights under Delaware Law or California Law in connection with the Merger (the “Information Statement”). Each party agrees that information supplied by such party for inclusion in the Information Statement will not, on the date the Information Statement is first sent or furnished to the Company Stockholders, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. The parties shall update, amend and supplement the Information Statement from time to time as may be required by applicable Legal Requirements.

(b) Promptly following the execution of this Agreement, but in no event later than two (2) days prior to Closing, the Company shall (i) obtain from each Person who might receive any payments and/or benefits referred to in this Section 5.1(b) an executed 280G Waiver, substantially in the form attached hereto as Schedule 5.1(b) (each, a “280G Waiver”) and (ii) submit to the Company Stockholders for approval (in a manner satisfactory to Acquiror) by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits, if any, that may, separately or in the aggregate, constitute “parachute payments” within the meaning of Section 280G of the Code and the regulations promulgated thereunder (which determination shall be made by the Company, subject to review and approval by Acquiror, which shall not be unreasonably withheld or delayed), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code. Prior to the Effective Time, the Company shall deliver to Acquiror evidence satisfactory to Acquiror (i) that a Company Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder, and (ii) either (A) the requisite Company Stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Company Stockholder vote (the “280G Approval”), or (B) the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to the 280G Waiver described herein. All materials and waivers to be submitted to the Company Stockholders pursuant to this Section 5.1(b) shall be subject to review and approval by Acquiror, which shall not be unreasonably withheld or delayed.

(c) The Company Board shall not alter, modify, change or revoke its unanimous approval of this Agreement, the Merger and the transactions contemplated hereby, including each of the matters set forth in Section 5.1(a) and the matters, if any, required pursuant to Section 5.1(b), nor its unanimous recommendation that the Company Stockholders not exercise their dissenters or appraisal rights under Delaware Law or California Law in connection with the Merger.

5.2 Access to Information.

(a) The Company shall afford Acquiror and its accountants, counsel and other representatives reasonable access to (i) all of the properties, books, Contracts, commitments and records of the Company and the Company Subsidiaries, including all Company Owned Intellectual Property (including access to design processes and methodologies and all source code), (ii) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of the Company and the Company Subsidiaries as Acquiror may reasonably request, and (iii) all employees of the Company and the Company Subsidiaries as identified by Acquiror. The Company shall make available to Acquiror and its accountants, counsel and other representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request; provided, however, that no information discovered through the access afforded by this Section 5.2 shall (x) limit or otherwise affect any remedies available to the party receiving such notice, (y) constitute an acknowledgment or admission of a breach of this Agreement or (z) be deemed to amend or supplement the Company Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

5.3 Notification of Certain Matters. The Company shall give prompt notice to Acquiror of: (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company contained in this Agreement to be materially untrue or inaccurate at or prior to the Effective Time and (b) any material failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.3 shall not (x) limit or otherwise affect any remedies available to the party receiving such notice or (y) be deemed to amend or supplement the Company Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

5.4 Expenses; Change in Control Payments. If the Merger is consummated, all Transaction Expenses and all Change in Control Payments shall be the obligation of the Company Holders. The Company shall provide, no less than two (2) Business Days prior to the Closing Date, to Acquiror a statement showing detail of all Transaction Expenses and Change in Control Payments incurred and anticipated to be incurred by the Company (including any Transaction Expenses or Change in Control Payments anticipated to be incurred after the Closing) that have been or will be paid prior to the Closing and those that will be paid concurrently with the Closing, which statement shall be in form and substance satisfactory to Acquiror and certified as complete and correct as of the Closing Date by the Company’s Chief Executive Officer and Chief Financial Officer (the “Statement of Expenses”). Any Transaction Expenses or Change in Control Payments that are actually incurred, whether before or after the Closing, that have not been paid prior to or concurrently with the Closing and are not reflected on the Statement of Expenses, and thus not included as part of the calculation of the Closing Consideration, shall be paid out of the Holdback Amount in accordance with ARTICLE VIII. The Company shall provide to Acquiror at the Closing pay-off letters or other evidence of payment in form and substance satisfactory to Acquiror in respect of each Transaction Expense and Change in Control Payment listed on the Statement of Expenses that has been paid prior to, or is to be paid concurrently with, the Closing (the “Closing Expense Pay-off Letters”). In the event the Agreement terminates before the Merger is consummated, the Transaction Expenses and any Change in Control Payments shall be the obligation of the Company.

5.5 Corporate Matters. As soon as reasonably practicable after the Closing but in no event later than 5 Business days thereof, the Company shall deliver to Acquiror the minute books containing the records of all proceedings, consents, actions and meetings of the board of directors, committees of the board of directors and stockholders of the Company and the Company Subsidiaries and the stock ledgers, journals and other records reflecting all stock issuances and transfers.

5.6 Further Actions.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the Merger, including, without limitation, using its commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities as are necessary for the consummation of the Merger and to take such other actions to cause all of the conditions of the other party or parties hereto to consummate the Merger set forth in ARTICLE VI to be satisfied promptly.

(b) In furtherance of, and without limiting, Section 5.15, each of the Company and Acquiror shall, and shall cause each of their respective Subsidiaries to, promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity that may be reasonably required to consummate, or that Acquiror may reasonably request in connection with the consummation of, the Merger and other transactions contemplated by this Agreement as promptly as possible after the execution of this Agreement. Each of the Company and Acquiror shall use its reasonable best efforts to obtain all such authorizations, approvals and consents. To the extent permitted by applicable Legal Requirements, each of the Company and Acquiror shall promptly inform the other of any material communication between the Company or Acquiror, or any of their respective Subsidiaries, as applicable, and any Governmental Entity regarding the Merger and the other transactions contemplated by this Agreement. If the Company or Acquiror or any of their respective Subsidiaries shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the Merger or any other transaction contemplated by this Agreement, then the Company or Acquiror (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request, after consultation with the other (to the extent permitted by applicable Legal Requirements).

(c) Notwithstanding anything to the contrary contained in Section 5.15 or elsewhere in the Agreement, neither the Company nor Acquiror, nor any of their respective Subsidiaries, shall be required to agree to (a) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of its capital stock or of any of its businesses, assets or properties, or those of any of its Subsidiaries or Affiliates, (b) the imposition of any limitation on the ability of Acquiror or the Company, or any of their respective Subsidiaries or Affiliates, to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Acquiror, the business of the Company, or (c) the imposition of any impediment on

Acquiror or the Company, or any of their respective Subsidiaries or Affiliates under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices (any such action described in (a), (b) or (c), an “Action of Divestiture”). Nothing herein shall require Acquiror or the Company or any of their respective Subsidiaries or Affiliates to litigate with any third party, including without limitation, any Governmental Entity.

(d) Each party hereto, at the request of another party hereto, shall execute and deliver such other certificates, instruments, agreements and other documents, and do and perform such other acts and things, as may be reasonably necessary or desirable for purposes of effecting completely the consummation of the Merger and the other transactions contemplated hereby.

5.7 Tax Matters.

(a) Preparation and Filing of Tax Returns; Payment of Taxes. Acquiror shall prepare and file or cause to be prepared and filed all Tax Returns of the Company for any Taxable period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date (together, a “Pre-Closing Tax Period”) that are filed after the Closing Date and, subject to the indemnification obligations hereunder, shall pay or cause to be paid all Taxes due with respect to such Tax Returns. Acquiror shall provide the Company Holders’ Agent copies of all income Tax Returns and all other material Tax Returns for any Pre-Closing Tax Period that reflects a Tax for which the Company Stockholders are responsible for pursuant to this Agreement at least ten (10) days prior to their filing, shall permit the Company Holders’ Agent to review and comment on each such Tax Return prior to filing and shall consider in good faith all reasonable comments made by the Company Holders’ Agent in writing. Acquiror will not, and will not cause or permit the Company and Company Subsidiaries to, amend any Tax Return of the Company or any Company Subsidiary or make or change any Tax election with respect to the Company or any Company Subsidiary, if such action could reasonably give rise to an indemnification claim against the Company Stockholders under this Agreement without first consulting with the Company Holders’ Agent and considering in good faith any comments of the Company Holders’ Agent. “Straddle Period” means any Tax period beginning before the Closing Date and ending after the Closing Date. With respect to Taxes of the Company relating to a Straddle Period, the portion of any Tax that is allocable to the Pre-Closing Tax Period will be determined as follows: (i) in the case of Property Taxes, the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.

(b) Cooperation on Tax Matters. Acquiror, the Company, the Company Holders’ Agent, and the Company Stockholders shall cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any action, suit, demand or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such action, suit, demand or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquiror, the Company, the Company Holders’ Agent, and the Company Stockholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Acquiror, any extensions thereof), and to abide by all record retention agreements entered into with any Governmental Entity.

(c) FIRPTA. Prior to or concurrently with the Closing, the Company shall prepare and deliver to Acquiror the FIRPTA documentation, including (i) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit E, dated as of the Closing Date and executed by the Company, together with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Closing (the “IRS Notice”), and (ii) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit F, dated as of the Closing Date and executed by the Company (the “FIRPTA Notice”).

(d) Tax Contests. Each party shall promptly notify the other party in writing upon receipt of any communication with respect to any pending or threatened Tax Contest with respect to a Pre-Closing Tax Period. The notifying party shall include with such notification a true, correct and complete copy of any written communication so received. Acquiror shall control the conduct of such Tax Contest, provided that in the event any such Tax Contest would result in an indemnification obligation for the Company Stockholders, the Company Holders’ Agent shall be entitled to participate in, but not control, the conduct of such Tax Contest, and the Acquiror, prior to settling any such Tax Contest, will consult and consider in good faith all reasonable comments of the Company Holders’ Agent. Acquiror shall not settle any Tax Contest without the prior written consent of the Company Holders’ Agent, which consent shall not be unreasonably conditioned, withheld or delayed. “Tax Contest” shall mean any notice or deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim which could result in an indemnification claim against the Company Stockholders under this Agreement or otherwise effect the Tax liability of the Company Stockholders delivered to or brought against Acquiror, the Company or a Company Subsidiary in connection with any Tax or Tax Return.

(e) Conflict. In the event of any conflict between Section 5.7 and any other provision of this Agreement, Section 5.7 shall govern.

(f) Termination. The obligations set forth in this Section 5.7 (and any claim for breach thereof) shall terminate at the close of business on the sixtieth (60th) day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any indemnification set forth in ARTICLE VIII hereof).

5.8 Termination of 401(k) Plan. Unless instructed otherwise by Acquiror, effective as of no later than the day immediately preceding the Closing Date, the Company shall terminate any and all Company Employee Plans intended to include group severance pay or benefits and any Code Section 401(k) arrangement (each, a “401(k) Plan”) (unless Acquiror provides written notice to the Company that such 401(k) Plans shall not be terminated). The Company shall provide Acquiror with evidence that any such 401(k) Plans have been terminated pursuant to resolutions of the board of directors (or similar body) of the Company. The form and substance of such resolutions shall be subject to review and approval of Acquiror. The Company also shall take such other actions in furtherance of terminating any such Company Employee Plan as Acquiror may require. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees, then such charges and/or fees shall be the responsibility of the Company.

5.9 Contract Consents, Amendments and Terminations.

(a) The Company shall (i) use commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Contract as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect, all of which are required to be listed in Section 2.4 of the Company Disclosure Schedule, (ii) obtain all necessary consents, waivers and approvals of any parties to any Contracts listed on Schedule 5.9(a)(ii) as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect, so as to preserve all rights of, and benefits to, the Company under such Contracts from and after the Effective Time and (iii) provide all notices required under any Contract in connection with the Merger, all of which such Contracts are listed on Schedule 5.9(a)(iii). Such consents, modifications, waivers and approvals shall be in a form acceptable to Acquiror. In the event that the other parties to any such Contract conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request pursuant to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract or the provision of additional security (including a guaranty), and the Company agrees such payment is commercially reasonable, the Company shall, subject to obtaining the consent of Acquiror, be responsible for making such payment or providing such additional security required to obtain such consent, waiver or approval prior to the Closing, and such payment shall be deemed Transaction Expenses for purposes of this Agreement. In the event the Merger does not close for any reason, Acquiror shall not have any liability to the Company, the stockholders of the Company or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, modifications, waivers and approvals and the Company shall indemnify, defend, protect and hold harmless Acquiror from all losses, costs, claims, liabilities and damages arising from the same.

(b) The Company shall use commercially reasonable efforts to modify each of the Contracts listed on Schedule 5.9(b) hereto in the manner set forth on Schedule 5.9(b) hereto effective as of and contingent upon the Closing, so that the required modifications are in effect immediately following the Effective Time. Such modifications shall be in a form acceptable to Acquiror. In the event that the other parties to any such Contract conditions its grant of a modification (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a modification request pursuant to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract or the provision of additional security

(including a guaranty), and the Company agrees such payment is commercially reasonable, the Company shall, subject to obtaining the consent of Acquiror, be responsible for making such payment or providing such additional security required to obtain such consent, waiver or approval prior to the Closing, and such payment shall be deemed Transaction Expenses for purposes of this Agreement. In the event the Merger does not close for any reason, Acquiror shall not have any liability to the Company, the stockholders of the Company or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such modifications and the Company shall indemnify, defend, protect and hold harmless Acquiror from all losses, costs, claims, liabilities and damages arising from the same.

(c) The Company shall use commercially reasonable efforts to terminate each of the Contracts listed on Schedule 5.9(c) hereof (the “Terminated Agreements”), effective as of and contingent upon the Closing, including sending all required notices, such that each such Contract shall be of no further force or effect immediately following the Effective Time. Upon the Closing, the Company shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise), and none of the Surviving Corporation or the Acquiror will incur any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) under any Terminated Agreement following the Closing Date. The Company shall, subject to obtaining the prior written consent of Acquiror, be responsible for making any payments required to terminate the Terminated Agreements prior to the Closing and such payments shall be deemed Transaction Expenses for purposes of this Agreement. In the event the Merger does not close for any reason, Acquiror shall not have any liability to the Company, the stockholders of the Company or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such terminations and the Company shall indemnify, defend, protect and hold harmless Acquiror from all losses arising from the same.

5.10 Company Closing Certificate; Spreadsheet.

(a) The Company shall deliver a draft of the Company Closing Statement to Acquiror at least three (3) Business Days prior to the Closing Date setting forth the Company’s good faith estimate of the components thereof. The Company shall cooperate with Acquiror in supplying any information Acquiror may request in order to verify the amounts reflected on the Company Closing Statement. The amounts reflected on the Company Closing Statement, with any changes thereto as agreed by the Company and Acquiror prior to the Closing, will be used for purposes of calculating the Closing Consideration absent manifest error. Nothing in this Section 5.10(a), including the fact that the Acquiror and the Company may agree to changes to the amounts on the Company Closing Statement that are used for purposes of calculating the Closing Consideration, shall in any way limit the right of any Indemnified Person to be indemnified for any inaccuracies on such Company Closing Statement pursuant to ARTICLE VIII.

(b) The Company shall deliver to Acquiror a spreadsheet (the “Spreadsheet”) substantially in the form attached hereto as Schedule 5.10, which spreadsheet shall be certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date and which shall include, among other things, as of the Closing:

(i) (A) the calculation of the Acquiror Trading Price, (B) the Pro Rata Share for each Company Holder, (C) the Series C Closing Cash Consideration Per Share, (D) the Series C Closing Stock Consideration Per Share, (E) the Series C Earnout Consideration Per Share, (F) the Series C Expense Consideration Per Share, (G) the Series C Holdback Consideration Per Share, (H) the Series C Total Consideration Per Share, (I) the Series C-1 Closing Cash Consideration Per Share, (J) the Series C-1 Closing Stock Consideration Per Share, (K) the Series C-1 Earnout Consideration Per Share, (L) the Series C-1 Expense Consideration Per Share, (M) the Series C-1 Holdback Consideration Per Share, (N) the Series C-1 Total Consideration Per Share, and (O) calculations in connection with consideration due to each Change of Control Plan Participants;

(ii) (A) the names of all Company Stockholders and their respective addresses of record, (B) the number, class and series of shares of Company Capital Stock held by each such Company Stockholder, (C) the number of shares of Acquiror Common Stock and amount of cash each such Company Stockholder shall be entitled to receive pursuant to Section 1.8, (D) each such Company Stockholder’s Pro Rata Share contributed to the Holdback Amount and the Expense Amount, and (E) and each such Company Stockholder’s Pro Rata Share of the Aggregate Earnout Amount;

(iii) (A) the names of all holders of Company Warrants and their respective addresses as set forth in the Company’s records, (B) the number, class and series of shares of Company Capital Stock underlying each such Company Warrant, (C) whether, and to what extent, each such Warrant was exercised or converted (or will be exercised or converted prior to the Effective Time), and (D) the amount of Total Consideration each such holder of Company Warrants shall be entitled to receive pursuant to Section 1.8;

(iv) (A) the names of all holders of Company Options and their respective addresses as set forth in the Company’s records, (B) the number of shares of Company Capital Stock underlying each such Company Option; (C) the vesting commencement dates and exercise prices of such Company Options, (D) the amount of Total Consideration each such holder of Company Options shall be entitled to receive pursuant to Section 1.8;

(v) (A) the names of all Change of Control Plan Participants and their respective addresses as set forth in the Company’s records, (B) each Change of Control Plan Participant’s interest to be paid in accordance with the Change of Control Plan, (C) the number of shares of Acquiror Common Stock and amount of cash each such Change of Control Plan Participant shall be entitled to receive pursuant to Section 1.8, (D) each such Change of Control Plan Participant’s Pro Rata Share contributed to the Holdback Amount and the Expense Amount, and (E) and each such Change of Control Plan Participant’s Pro Rata Share of the Aggregate Earnout Amount;

(vi) (A) the names of all Company Convertible Note Holders and their respective addresses as set forth in the Company’s records, (B) the amount of principal of each Company Convertible Note held by each Company Convertible Note Holder, (C) the amount accrued and unpaid interest owed to each Company Convertible Note Holders as of immediately prior to the Closing pursuant to each Company Convertible Note held by such Person, (D) the number of shares of Acquiror Common Stock and amount of cash each such Company Convertible Note Holder shall be entitled to receive pursuant to Section 1.8, and (E) each such Company Convertible Note Holder’s Pro Rata Share contributed to the Holdback Amount and the Expense Amount; and

(vii) (A) the address of MergerTech, (B) the calculation of the MergerTech Fees, (C) the number of shares of Acquiror Common Stock and amount of cash MergerTech shall be entitled to receive as the MergerTech Fees, and (D) MergerTech’s Pro Rata Share contributed to the Holdback Amount and the Expense Amount.

5.11 Payment of Debt; Release of Encumbrances.

(a) Prior to the Closing Date, and except as otherwise directed in writing by Acquiror, (i) the Company shall cause all Company Debt to be paid in full and finally discharged (or appropriate provision shall have been made for the payment and discharge thereof concurrently with the Closing), (ii) the Company shall cause all obligations of the Company or any of its Subsidiaries relating to the Company Debt to be terminated (or appropriate provision shall have been made for the termination thereof concurrently with the Closing), and (iii) the Company shall provide Acquiror evidence of (i) and (ii) in form and substance satisfactory to Acquiror; provided that, as to capitalized leases, the Company will satisfy all payment obligations thereunder but will not otherwise terminate such capitalized leases.

(b) Prior to the Closing Date, the Company shall file, or shall have filed, all agreements, instruments, certificates and other documents, in form and substance satisfactory to Acquiror, that are necessary or appropriate to effect the release all Encumbrances on the assets of the Company and its Subsidiaries, including those Encumbrances set forth in Schedule 5.11 hereto.

5.12 Resignation of Officers and Directors. Prior to the Closing, the Company shall have caused each officer and director of the Company to execute a resignation and release letter in the form attached hereto as Exhibit G (the “Director and Officer Resignation Letter”), effective as of immediately prior to the Effective Time.

5.13 Confidentiality.

(a) The parties hereto acknowledge that Acquiror and the Company have previously executed the Confidentiality Agreement which shall continue in full force and effect in accordance with its terms, and the parties hereby agree that the information obtained in any investigation pursuant to Section 5.2 hereof or pursuant to any notice provided under Section 5.3 hereof, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Confidentiality Agreement. The Company Holders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Company Holders’ Agent were a party thereto. With respect to the Company Holders’ Agent, as used in the Confidentiality Agreement the term “Information” shall include information relating to the Merger or this Agreement received by the Company Holders’ Agent after the Closing or relating to the period after the Closing.

(b) The Company shall not (nor will it permit, as applicable, any of its or any of its Subsidiaries’ officers, directors, members, employees, stockholders, agents, partners, representatives or Affiliates to), directly or indirectly, issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor or any disputes or arbitration proceedings relating hereto, without the consent of Acquiror.

5.14 Closing Certificates. At or prior to Closing, the Company shall deliver or cause to be delivered to Acquiror the certificates, notices, letters and other instruments and documentation to be delivered by the Company under Section 6.2, including those referenced in Sections 6.2(t), 6.2(u), 6.2(v), 6.2(w) and 6.2(x).

5.15 Joinder Agreements. Promptly following the execution hereof and until the Effective Time, the Company will use its commercially reasonable efforts to obtain executed Joinder Agreements from each of the Company Holders who did not execute and deliver a Joinder Agreement concurrently with the execution hereof.

5.16 Director and Officer Insurance and Indemnification.

(a) Prior to the Closing, the Company shall obtain at its expense a fully prepaid “tail” directors’ and officers’ liability insurance policy, which (i) has an effective term of six (6) years from the Effective Time, (ii) covers only those persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy in effect as of the Agreement Date and only for matters occurring at or prior to the Effective Time, and (iii) contains coverage terms comparable to those applicable to the current directors and officers of the Company (the “Company D&O Tail Policy”). The Surviving Corporation (following the Effective Time) shall not cancel the Company D&O Tail Policy during its term. The cost of any Company D&O Tail Policy shall be considered a Transaction Expense for purposes hereof.

(b) From and after the Effective Time, and until the sixth (6th) anniversary of the Effective Time, Acquiror shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to Persons who on or prior to the Effective Time are or were directors and/or officers of the Company or any Subsidiary (the “Company Indemnified Parties”) pursuant to any indemnification provisions under the Company’s Certificate of Incorporation or Bylaws or similar charter documents of any Subsidiary as in effect on the Agreement Date and pursuant to any indemnification agreements between the Company or any Subsidiary and such Company Indemnified Parties existing as of the Agreement Date, in each case which have been disclosed on the Company Disclosure Schedule and true and complete copies of which have been made available to Acquiror (the “Company Indemnification Provisions”), with respect to claims arising out of matters occurring at or prior to the Effective Time; provided, however, that (i) the foregoing obligations shall be subject to an limitation imposed by applicable Legal Requirements, and (ii) no Company Indemnified Party shall have any right of contribution, indemnification or right of advancement from the Surviving Corporation or its successor with respect to any Indemnifiable Damages claimed by any of the Indemnified Persons against such Company Indemnified Party in his or her capacity as a Company Stockholder pursuant to this Agreement. The Company D&O Tail Policy will be the primary obligor for any claims by the Company Indemnified Parties under this Section 5.16, and the Company Indemnified Parties shall seek recovery from the Company D&O Tail Policy prior to seeking recourse from the Surviving Corporation pursuant to the Company Indemnification Provisions.

(c) Acquiror shall be under no obligation to maintain the existence of the Surviving Corporation for any specified period following the Effective Time. In the event that, following the Effective Time, Acquiror or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that either the successors or assigns of Acquiror or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.16.

(d) The Company Indemnified Parties to whom this Section 5.16 applies shall be third party beneficiaries of this Section 5.16. The provisions of this Section 5.16 are intended to be for the benefit of each Company Indemnified Party and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives.

5.17 Proprietary Information and Inventions Assignment Agreement. The Company shall use commercially reasonable efforts to cause each Continuing Employee and each former employee of the Company or any Company Subsidiary who is not currently a party to an Employee Proprietary Information Agreement to execute and deliver, and shall cause each Person who becomes an employee of the Company or any Company Subsidiary after the date hereof and prior to the Closing Date to execute and deliver, an Employee Proprietary Information Agreement with the Company effective as of such employee’s first date of employment or service. The Company shall use commercially reasonable efforts to cause each current and former consultant or contractor of the Company or of any Company Subsidiary who is not currently a party to a Consultant Proprietary Information Agreement to execute and deliver, and shall cause each Person who becomes a consultant or contractor of the Company or any Company Subsidiary after the date hereof and prior to the Closing Date to execute and deliver, a Consultant Proprietary Information Agreement with the Company effective as of such consultant or contractor’s first date of service.

5.18 Employees. Following the Effective Time, Acquiror, in its sole discretion, will either (a) continue (or cause the Company to continue) to maintain the Company Employee Plans on substantially the same terms as in effect immediately prior to the Effective Time, or (b) arrange for each Continuing Employee to participate in the Acquiror’s employee benefit plans, or (c) a combination of clauses (a) and (b). For purposes of determining a Continuing Employee’s eligibility to participate in Acquiror’s employee benefit plans following the Closing Date, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual) under any Acquiror employee benefit plan (other than a defined benefit plan) and to the extent permitted by applicable Legal Requirements and applicable tax qualification requirements, Acquiror shall provide that the Continuing Employees shall receive service credit under each Acquiror employee benefit plan (other than a defined benefit plan) for their period of service with the Company prior to the Effective Time, except where doing so would cause a duplication of benefits or a violation of applicable Legal Requirements. Acquiror shall use commercially reasonable efforts to waive all limitations as to preexisting conditions exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any medical, dental and vision plans of Acquiror that such Continuing Employees may be eligible to participate in after the Effective Time. Subject to the approval of any insurance carrier and to the extent permitted by applicable Legal Requirements and the terms of the applicable Acquiror employee benefit plan, Acquiror shall also provide Continuing Employees and their eligible dependents with credit for any co-payments, deductibles and offsets (or similar payments) made under the Company Employee Plan for the year in which the Closing occurs under Acquiror’s medical, dental and vision plans for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Acquiror employee benefit plan in the year in which the Closing occurs. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Closing Date (“Carry Over Vacation”). All future vacation accruals shall be subject to the terms of the Acquiror’s vacation policies, taking into account the balance of any Carry Over Vacation; provided that no Carry Over Vacation shall be subject to forfeiture. The Continuing Employees are not third-party beneficiaries of the provisions of this Section 5.18, and nothing herein expressed or implied will give or be construed to give any Continuing Employee any legal or equitable rights hereunder. Nothing contained in this Agreement shall constitute or be deemed an amendment to any Acquiror employee benefit plan or any other compensation plan, program, or arrangement.

5.19 Non-Continuing Executives, Non-Continuing Employees and Termination of Consultants. Schedule 5.19 hereto sets forth the executive officers and senior management employees of the Company who are Non-Continuing Executives. Acquiror shall deliver an updated Schedule 5.19 at least three (3) Business Days prior to the Closing Date setting forth the additional employees (other than executive officers and senior management employees) of the Company who are Non-Continuing Employees. Prior to the Effective Time, the Company shall provide a notice of termination of employment to each of the Non-Continuing Executives and the Non-Continuing Employees, and, unless instructed otherwise by Acquiror in writing, a notice of termination of the consulting relationship to each of the Company’s or its subsidiaries’ consultants.

5.20 Indian Tax Obligations. The Company Holders shall, or shall cause the Company to, engage a reputed valuation firm registered in India (the “Valuation Expert”) at the Company Holders’ expense to provide a valuation of the Indian Company Subsidiary relative to the valuation of the Company. The Company Holders will cause the Valuation Expert to complete the valuation and deliver the Valuation Expert’s valuation report to the Acquiror two (2) Business Days prior to the Closing Date. The valuation will be performed in accordance with generally accepted methodologies in India, which shall include the discounted cash flow method. Once completed, the valuation will be provided to the Acquiror so that the Acquiror can validate, or at its discretion engage (and at its own expense) a third party valuation and advisory firm (“Alternate Valuation Expert”) to validate, that the valuation is reasonably acceptable. In the event that the Alternate Valuation Expert determines that the Valuation Expert’s valuation is not reasonably acceptable, the valuation determined by the Alternate Valuation Expert shall be treated as final for determining the Acquiror’s withholding tax obligation for the purposes hereof. Subject to this Section 5.20 and provided that the valuation of the Indian Company

Subsidiary (or the assets of such Company Subsidiary) relative to the valuation of the entire Company is less than twenty percent (20%), the Acquiror agrees not to withhold Indian capital gains Taxes in respect of the Acquiror’s acquisition of the Company through the Merger; provided, however, that if the Acquiror or any of its Affiliates receives notice from the Indian Tax Authorities that Indian capital gains Taxes should have been withheld with respect to the Merger (“India Tax Claim”), then the Company Holders shall indemnify the Acquiror therefor in accordance with ARTICLE VIII.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of the Company, Acquiror and Merger Sub to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) No Order; Injunctions; Restraints; Illegality. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other legal restraint (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger.

(b) Governmental Consents. All filings with and other consents of any Governmental Entity required to be made or obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement shall have expired or been terminated.

(c) Required Stockholder Approval. The Required Stockholder Approval shall have been obtained.

(d) Compliance with Securities Laws. Acquiror shall have reasonably determined that the offer and sale of the Acquiror Common Stock in connection with the Merger shall be qualified or exempt from registration or qualification under all applicable federal and state securities laws.

6.2 Conditions to the Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Acquiror and Merger Sub:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company in this Agreement (other than the representations and warranties of the Company as of a specified date, which shall be true and correct in all material respects as of such date) shall have been true and correct in all material respects on the date they were made and shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) on and as of the Closing Date as though such representations and warranties were made on and as of such date, and (ii) the Company shall have performed and complied in all material respects with each of the covenants and obligations under this Agreement required to be performed and complied with by such parties as of the Closing.

(b) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred any event or condition of any kind or character that has had, either individually or in the aggregate with all such other events or conditions, a Material Adverse Effect with respect to the Company.

(c) 280G Stockholder Approval.

(i) Each Person who might receive any payments and/or benefits referred to in Section 5.1(b) hereof shall have executed and delivered to the Company a 280G Waiver, and such 280G Waiver shall be in effect immediately prior to the solicitation of the Company Stockholders in accordance with Section 5.1(b) and be continuing through the Effective Time.

(ii) With respect to any payments and/or benefits that Acquiror determines may constitute “parachute payments” under Section 280G of the Code with respect to any employees, the Company Stockholders shall have (x) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (y) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner, and Acquiror and its subsidiaries shall not have any liabilities with respect to such “parachute payments.”

(d) Appraisal Rights.

(i) The Company shall have provided evidence of the delivery of a notice in accordance with the applicable provisions of Delaware Law and or California Law such that no stockholder of the Company will be able to exercise appraisal rights if such stockholder has not perfected such appraisal rights prior to Closing.

(ii) No more than fourteen and one half percent (14.5%) of the outstanding shares of Company Capital Stock shall be held by Company Stockholders that have a right to exercise appraisal, dissenters’ or similar rights under Delaware Law or California Law with respect to their shares of Company Capital Stock by virtue of the Merger.

(e) Litigation. There shall be no action, suit, claim, investigation or proceeding of any nature pending, or threatened, against Acquiror or the Company, their respective properties or any of their respective officers, directors or Subsidiaries (x) by any Person arising out of, or in any way connected with, the Merger or the other transactions contemplated by the terms of this Agreement or (y) by any Governmental Entity arising out of, or in any way connected with, the Merger or the other transactions contemplated by the terms of this Agreement, including any such action, suit, claim, investigation or proceeding seeking an Action of Divestiture.

(f) No Burdensome Regulatory Conditions. No Governmental Entity shall have enacted, issued, promulgated, enforced, entered or deemed applicable to the Merger any Legal Requirement (whether temporary, preliminary or permanent), and no such Legal Requirement (whether temporary, preliminary or permanent) is threatened, which is in effect and which requires, or, if enacted, issued, promulgated, enforced, entered or deemed applicable would reasonably be expected to result in, an Action of Divestiture.

(g) Exercise, Termination or Conversion of Company Warrants. The Company shall have taken all necessary actions to provide for the cancellation or termination or conversion of all Company Warrants, if any, that are outstanding prior to the Effective Time, and each such Company Warrant shall have been either (x) exercised by the holder(s) of such Company Warrants in full or (y) to the extent not exercised in full, then terminated, cancelled or automatically converted into shares of Company Capital Stock as of immediately prior to the Closing, either pursuant to their own terms or pursuant to an agreement with the holder(s) thereof, and the Company shall have delivered to Acquiror written evidence of such exercise, termination, cancellation or conversion in form and substance satisfactory to Acquiror.

(h) Third Party Contracts.

(i) The Company shall have delivered to Acquiror all necessary consents, waivers and approvals of parties to any Contract set forth on Schedule 5.9(a)(ii) hereto in form and substance satisfactory to Acquiror.

(ii) The Company shall have sent the notices set forth on Schedule 5.9(a)(iii) hereto in form and substance satisfactory to Acquiror.

(iii) The Company shall have delivered to Acquiror all necessary modifications by parties to the Contracts set forth on Schedule 5.9(b) hereto in form and substance satisfactory to Acquiror.

(iv) The Company shall have terminated each of those Contracts set forth on Schedule 5.9(c) hereto.

(i) Key Employee Agreements. Each of the Key Employee Agreements executed and delivered by the Key Employees concurrently with the execution and delivery of this Agreement shall be in full force and effect, all of the Key Employees shall remain employed by the Company as of immediately prior to the Closing and none of the Key Employees have expressed an intention to leave the employ of Acquiror or any of its Subsidiaries (including the Company or the Surviving Corporation) following the Closing.

(j) Employees. Acquiror shall have received evidence in form and substance satisfactory to Acquiror that at least ninety percent (90%) of the U.S.-based employees and at least seventy-five percent (75%) of employees worldwide of the Company or any of its Subsidiaries who are not Non-Continuing Executives or Non-Continuing Employees remain employed by the Company as of immediately prior to the Closing and have not expressed an intention to leave the employ of Acquiror or any of its Subsidiaries (including the Company or any of the Company Subsidiaries) following the Closing.

(k) Non-Continuing Executives; Non-Continuing Employees. The Company shall have terminated employment with the Company and any of its subsidiaries of all Non-Continuing Executives and Non-Continuing Employees, and each Non-Continuing Executive and Non-Continuing Employee who will receive a customary severance payment from Acquiror shall have executed and delivered to the Company a release agreement in a form acceptable to Acquiror and shall not have revoked such release.

(l) Joinder Agreements. Acquiror shall have received executed Joinder Agreements from all Company Convertible Note Holders, all Change of Control Plan Participants, MergerTech, and Company Stockholders receiving ninety percent (90%) or more of the Total Consideration payable to Company Stockholders.

(m) Resignations of Officers and Directors. Acquiror shall have received an executed Director and Officer Resignation Letter from each of the directors and officers of the Company in office immediately prior to Closing.

(n) Termination of 401(k) Plan. Unless Acquiror has explicitly instructed otherwise pursuant to Section 5.8 hereof, Acquiror shall have received from the Company evidence in form and substance satisfactory to Acquiror that each 401(k) Plan has been terminated pursuant to resolution of the Company Board or the board of directors of the ERISA Affiliate, as the case may be (the form and substance of which shall have been subject to review and approval of Acquiror), effective as of no later than the day immediately preceding the Closing Date, and Acquiror shall have received from the Company evidence of the taking of any and all further actions as provided in Section 5.8 hereof.

(o) Company Closing Statement. Acquiror shall have received the Company Closing Statement, certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date.

(p) Spreadsheet. Acquiror shall have received the Spreadsheet, certified as complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date.

(q) Statement of Expenses. Acquiror shall have received the Statement of Expenses, certified as complete and correct by the Company’s Chief Executive Officer and Chief Financial Officer as of the Closing Date.

(r) Repayment of Company Debt; Release of Encumbrances; Closing Expenses Pay-off Letters. Acquiror shall have received from the Company duly and validly executed copies of all agreements, instruments, certificates, pay-off letters and other documents, in form and substance satisfactory to Acquiror, that are necessary or appropriate to evidence the repayment and discharge in full by the Company or the Company Subsidiaries of all amounts and obligations constituting Company Debt (other than capitalized leases, which will have been repaid but not terminated) and the release of all Encumbrances set forth in Schedule 5.11 hereto, and shall have received the Closing Expenses Pay-off Letters, in each case at or prior to the Closing.

(s) Proprietary Information and Inventions Assignment Agreement. The Company shall have provided evidence in form and substance satisfactory to Acquiror that as of the Closing each Employee of the Company and Company Subsidiary has entered into and executed an Employee Proprietary Information Agreement or Consultant Proprietary Information Agreement, as applicable, and that such agreements remain in effect as of the Closing.

(t) Certificate of the Company. Acquiror shall have received a certificate from the Company, validly executed by the Chief Executive Officer and Chief Financial Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing:

(i) the conditions set forth in Section 6.2(a) have been satisfied;

(ii) there has not been a Material Adverse Effect with respect to the Company; and

(iii) the conditions to the obligations of Acquiror and Merger Sub set forth in this Section 6.2 have been satisfied (unless otherwise waived in accordance with the terms hereof).

(u) Certificate of Secretary of Company. Acquiror shall have received a certificate, validly executed by the Secretary of the Company, certifying (i) as to the terms and effectiveness of the Charter Documents, (ii) as to the valid adoption of resolutions of the Company Board (whereby the Merger and the transactions contemplated hereunder were unanimously approved by the Company Board) and (iii) that the Required Stockholder Approval has been obtained.

(v) Certificate of Good Standing. Acquiror shall have received a long-form certificate of good standing from the Secretary of State of the State of Delaware which is dated within two (2) Business Days prior to Closing with respect to the Company.

(w) Certificate of Status of Foreign Corporation. Acquiror shall have received a certificate of good standing from the applicable Governmental Entity in each jurisdiction where it is qualified to do business, all of which are dated within two (2) Business Days prior to the Closing.

(x) FIRPTA Documentation. Acquiror shall have received the FIRPTA documentation from the Company, including the IRS Notice and the FIRPTA Notice.

(y) Closing Date ARR. Acquiror shall have received a Company Closing Statement that certifies that the Closing Date ARR is greater than or equal to $5,250,000.00.

(z) Investor Questionnaires. Acquiror shall have received from the Company investor questionnaires for each of the Company Holders in form and substance reasonably acceptable to Acquiror, and based on the foregoing questionnaires and other information provided to Acquiror by the Company, Acquiror will be reasonably satisfied that no more than thirty-five (35) of the recipients of Acquiror Common Stock in connection with the Merger will be, at the Closing, unaccredited investors under the Securities Act.

(aa) Company Subsidiary Valuation. The Acquiror shall have received the Valuation Expert’s valuation report at least two (2) Business Days prior to the Closing.

(bb) Rectification of Filings of Serus Tech. Company shall procure that Serus Tech has filed revised Annual Returns in Form 20B with the Registrar of Companies, Punjab, Himachal Pradesh and Chandigarh, India for the years 2008 – 2009, 2009 – 2010, 2010 – 2011, 2011 – 2012 and 2012 – 2013.

6.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations, Warranties and Covenants. The representations and warranties of Acquiror in this Agreement (other than the representations and warranties of Acquiror as of a specified date, which shall be true and correct as of such date) shall have been true and correct when made and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, and (ii) each of Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by such parties as of the Closing.

(b) Certificate of Acquiror. Company shall have received a certificate executed by an authorized officer of Acquiror for and on behalf of Acquiror to the effect that, as of the Closing the conditions set forth in Section 6.3(a) have been satisfied.

(c) Acquiror shall have delivered to the Company an updated Schedule 5.19 setting forth the Non-Continuing Employees at least three (3) Business Days prior to the Closing Date.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Required Stockholder Approval:

(a) by mutual written consent of Acquiror and the Company;

(b) by either Acquiror or the Company, if the Closing shall not have occurred on or before the date that is forty-five (45) days after the Agreement Date or such other date that Acquiror and the Company may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before the Termination Date;

(c) by Acquiror if the Required Stockholder Approval is not obtained within twelve (12) hours after the execution of this Agreement by all parties hereto;

(d) by either Acquiror or the Company, if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Legal Requirement which has become final and non-appealable and which is in effect and which has the effect of making the Merger or any other transaction contemplated by this Agreement illegal or otherwise prohibits the consummation of the Merger or any other transaction contemplated by this Agreement;

(e) by Acquiror, if any Governmental Entity shall have taken any action, or enacted, issued, promulgated, enforced, entered or deemed applicable to the Merger any Legal Requirement, that would result in an Action of Divestiture;

(f) by Acquiror, if there has been a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement such that the conditions set forth in Section 6.2(a) hereof would not be satisfied, and such breach has not been cured within ten (10) calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured; or

(g) the Company, if there has been a breach of any representation, warranty, covenant or agreement of Acquiror and Merger Sub set forth in this Agreement such that the conditions set forth in Section 6.3(a) hereof would not be satisfied, and such breach has not been cured within ten (10) calendar days after written notice thereof to Acquiror; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of Section 5.4 (Expenses), the last two sentences of Sections 5.9, Section 5.13 (Confidentiality), this Section 7.2 (Effect of Termination), ARTICLE IX (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party hereto from liability in connection with any intentional breach of such party’s representations, warranties or covenants contained herein.

7.3 Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. To the extent permitted by applicable Legal Requirements, Acquiror and the Company Holders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquiror and the Company Holders’ Agent.

7.4 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Company Holders’ Agent and Acquiror may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1 Survival. The representations, warranties and certifications of the Company contained in this Agreement, the Company Disclosure Schedule (including any exhibit or schedule to the Company Disclosure Schedule), and the other certificates contemplated hereby (and the indemnification obligations of the Company relating thereto) shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until 11:59 p.m. Pacific Time on the date that is twelve (12) months following the Closing Date (or if such date is not a Business Day, until such time on the first Business Day thereafter) (the date and time of expiration of such twelve-month period, the “Survival Date”), except to the extent subject to a pending claim for indemnification set forth in an Officer’s Certificate delivered prior to the Survival Date with respect to facts and circumstances existing on or prior to the Survival Date; provided, however, that in the event of fraud, willful breach or intentional misrepresentation by the Company with respect to a representation or warranty contained in this Agreement, the Company Disclosure Schedule (including any exhibit or schedule to the Company Disclosure Schedule), and the other certificates contemplated hereby, as applicable, such representation or warranty shall not terminate; provided further, however, that the representations and warranties contained in Section 2.1(a) and 2.1(e) (Organization, Good Standing, Corporate Power and Qualification), Section 2.2 (Capitalization), Section 2.3 (Due Authorization), Section 2.4 (No Conflict) or Section 2.16 (Tax Returns and Payments) (collectively, the “Fundamental Representations”) and the representations, warranties and certifications set forth in the certificates delivered with respect to the Spreadsheet, the Company Closing Statement and the Statement of Expenses shall remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the expiration of the applicable statute of limitations (as such statute of limitations pertain to either (x) the subject matter of the applicable representations and warranties, or (y) the ability of Acquiror or any third party to make a claim which could give rise to or result in a breach of the applicable representations or warranties, as the case may be, whichever is later) including any extensions, tolling or waivers thereof, except to the extent subject to a pending claim for indemnification set forth in an Officer’s Certificate delivered prior to the aforementioned expiration of the applicable statute of limitations with respect to facts and circumstances existing on or prior to the expiration of the applicable statute of limitations; provided even further, however, that the representations and warranties contained in Section 2.8 (Intellectual Property) (the “Specified Representation”) shall remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until 11:59 p.m. Pacific Time on the date that is three (3) years following the Closing

Date (or if such date is not a Business Day, until such time on the first Business Day thereafter), except to the extent subject to a pending claim for indemnification set forth in an Officer’s Certificate delivered prior to the date that is three (3) years following the Closing Date with respect to facts and circumstances existing on or prior to the date that is three (3) years following the Closing Date. The covenants of the Company shall survive until the expiration of the applicable statute of limitations. The representations and warranties of Acquiror contained in this Agreement, the Acquiror Related Agreements or in any certificate or other instrument delivered pursuant to this Agreement shall survive until the Survival Date. The covenants of Acquiror, Merger Sub or the Surviving Corporation shall survive until the expiration of the applicable statute of limitations. In the event that an Officer’s Certificate asserting a breach of a representation, warranty or certification is delivered before the date on which such representation, warranty or certification ceases to survive, then the claims arising in connection with such Officer’s Certificate shall survive for the benefit of all Indemnified Persons beyond the expiration of the applicable survival period for such representation, warranty or certification. The parties acknowledge that the time periods set forth in this ARTICLE VIII for the assertion of claims and notices under this Agreement are the result of arms’-length negotiation between the parties and that they intend for the time periods to be enforced as agreed by the parties. The parties further acknowledge that the time periods set forth in this ARTICLE VIII may be shorter than otherwise provided by applicable Legal Requirements.

8.2 Indemnification. Subject to the limitations and exceptions set forth in this ARTICLE VIII, the Company Holders shall severally, but not jointly (in accordance with the Company Holders’ respective Pro Rata Share) indemnify and hold harmless Acquiror and its officers, directors, agents and employees, and each Person, if any, who controls or may control Acquiror within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all claims, losses, liabilities, penalties, damages, interests, awards, judgments, Taxes, diminution in value, fees, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals (collectively, “Indemnifiable Damages”) directly or indirectly, whether or not due to a Third Party Claim, arising out of, resulting from or in connection with (i) any failure of any representation, warranty or certification made by the Company in this Agreement or the Company Disclosure Schedule or in any certificate or other instrument delivered to Acquiror pursuant to any provision of this Agreement to be true and correct as of the Agreement Date and as of the Closing Date as if made at the Closing Date or, for representations and warranties of the Company as of a specified date, any failure to be true and correct as of such date (excluding the Company Closing Statement, the Statement of Expenses and the Spreadsheet, which are subject to clauses (iii)-(vi) below), (ii) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement, (iii) any Closing Company Debt, Transaction Expenses and any Change in Control Payments that have not been deducted from the calculation of Closing Cash Consideration pursuant to clauses (b), (c) and (d) of the definition thereof (collectively, the “Excess Transaction Expenses”), (iv) any inaccuracy in the Spreadsheet, (v) any inaccuracy in the Company Closing Statement, including in the calculation of the Company Net Working Capital or any of the components thereof, (vi) any Pre-Closing Taxes, (vii) any Dissenting Share Payments made in accordance with Section 1.8(l) hereof, (viii) any Equityholder Matters, (ix) any fraud, willful breach or intentional misrepresentation by the Company or any Company Holder in connection with transactions contemplated hereby, (x) an India Tax Claim, and (xi) the failure of Serus Tech to assign Intellectual Property Rights to the Company, the failure of Serus Tech to assign Intellectual Property Rights to the Indian Company Subsidiary and the failure of the Company to obtain a letter of confirmation on behalf of the directors of Serus Tech that the Company is not and has never been a shareholder of Serus Tech (the matters described in the foregoing clauses (i) through (xi) being referred to herein as the “Indemnifiable Matters”). For the purpose of this ARTICLE VIII only, solely when determining the amount of Indemnifiable Damages suffered (but not whether a breach, inaccuracy or failure has occurred) by an Indemnified Person as a result of any breach or inaccuracy of a representation or warranty of the Company or any failure by the Company or any Company Holder to perform or comply with any covenant or agreement applicable to it that is qualified or limited in scope as to materiality, dollar amount (in the case of Material Contracts), Material Adverse Effect, such representation, warranty, covenant or agreement shall be deemed to be made without such qualification or limitation. Acquiror’s right to recover Indemnifiable Damages under this Agreement shall in no way be affected by any investigation by or knowledge of Acquiror, whether prior to or after the Agreement Date.

8.3 Holdback Amount as Recourse; Other Limitations.

(a) If the Merger is consummated, the indemnification obligations of the Company Holders under this ARTICLE VIII shall constitute the sole and exclusive rights, claims and remedies of all Indemnified Persons under this Agreement against the Company Holders (other than with respect to recovery for equitable remedies). Additionally, if the Merger is consummated, recovery by the Indemnified Persons against the Holdback Fund shall be the sole and exclusive remedy for the indemnity obligations of the Company Holders under Section 8.2(a)(i) (other than with respect to recovery for equitable remedies), except in the case of (i) any failure of any of the Fundamental Representations or the Specified Representation to be true and correct and (ii) any fraud, willful breach or intentional misrepresentation by the Company of a representation or warranty contained in this Agreement, the Company Disclosure Schedule (including any exhibit or schedule to the Company Disclosure Schedule), and the other certificates contemplated hereby. Subject to the preceding sentence, with respect to the Indemnifiable Matters, after the Holdback Fund is exhausted, the Company Holders shall be liable for, and Acquiror and any other Indemnified Person shall be entitled to recover directly from the Company Holders, any and all Indemnifiable Damages arising out of, resulting from or in connection with such Indemnifiable Matters, provided, however, that the liability of each such Company Holder shall be limited to 100% of the portion of the Total Consideration paid by Acquiror to such Company Holder pursuant to this Agreement; except with regards to any failure of any of the representations and warranties contained in the Specified Representation, for which the liability of each such Company Holder shall be limited to seventy five-percent (75%) of the portion of the Total Consideration paid by Acquiror to such Company Holder pursuant to this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any Indemnified Person’s rights or remedies against any Person who has committed or has actual knowledge of any fraud, willful misconduct or intentional misrepresentation.

(b) No claim for indemnification in respect of any failure of any representation or warranty made by the Company in this Agreement (other than the Fundamental Representations and the Specified Representation) to be true and correct as of the Agreement Date and as of the Closing Date as if made at the Closing Date or, for representations and warranties of the Company (other than the Fundamental Representations and the Specified Representation) made as of a specified date, any failure to be true and correct as of such date, may be made by any Indemnified Person unless and until the aggregate amount of the Indemnifiable Damages with respect to all such indemnification claims exceed $75,000, at which point the Indemnified Persons may, subject to the limitations set forth in Section 8.3(a), recover all such Indemnifiable Damages, including the first $75,000 thereof; provided that the foregoing limitation shall not apply in the event of fraud, willful breach or intentional misrepresentation of any such representation and warranty nor shall such limitation apply in the event of any breach of the representation and warranty made in Section 2.11(f).

8.4 Limitations.

(a) The Company Holders shall not have any right of contribution, indemnification or right of advancement from the Surviving Corporation or Acquiror with respect to any Indemnifiable Damage claimed by an Indemnified Person for an Indemnifiable Matter.

(b) Nothing in this ARTICLE VIII shall limit the liability of any party hereto for any breach of any representation, warranty, covenant or agreement contained in this Agreement or any Company Related Agreement if the Merger does not close.

(c) Notwithstanding anything contained herein to the contrary, the Company Holders will not be responsible for, and will not be required to indemnify any Indemnified Person against, any Indemnifiable Damages, including any Transaction Expenses or Pre-Closing Taxes, to the extent that such Indemnifiable Damages reflected in the calculation of the Company Net Working Capital.

(d) No party shall be liable for punitive damages, except in each case to the extent such damages are actually owed by an Indemnified Person to a third party or in connection with any fraud, willful breach or intentional misrepresentation.

(e) The amount of any Indemnifiable Damages that are subject to indemnification under this ARTICLE VIII shall be calculated net of the amount of any proceeds actually received by the Indemnified Persons from any third-party insurer, Governmental Entity, or from any other third party in connection with such Indemnifiable Damages or any of the events or circumstances giving rise or otherwise related to such Indemnifiable Damages (net of all deductibles, co-payments, retro-premium obligations and premium increases attributable thereto and all costs of collection of any such insurance proceeds), and any amounts recovered by an Indemnified Person pursuant to any indemnification by or indemnification agreement with any third party.

(f) Each party shall take all commercially reasonable steps to mitigate Indemnifiable Damages upon or after becoming aware of any event which could reasonably be expected to give rise to Indemnifiable Damages by the other party.

8.5 Holdback; Period for Claims; Releases; Distribution.

(a) By virtue of this Agreement and as partial security for the indemnity obligations provided for in Section 8.2 hereof, at the Effective Time, Acquiror will retain and hold back the Holdback Amount from the Closing Consideration otherwise payable to the Company Holders in accordance with ARTICLE I. The Holdback Fund shall be available to compensate the Indemnified Persons for any claims by such parties for any Indemnifiable

Damages suffered or incurred by them and for which they are entitled to recovery under this ARTICLE VIII, which compensation will occur through the forfeiture of the Holdback Fund (or portion thereof) that would otherwise be payable to the Company Holders in accordance with the terms of this Section 8.5(a).

(b) All claims for indemnification for Indemnifiable Matters shall first be satisfied out of the Holdback Fund before Acquiror or any other Indemnified Persons may seek recovery directly against the Company Holder for Indemnifiable Matters. Except as set forth below, the period during which claims for Indemnifiable Damages to be recovered from the Holdback Amount may be made under this Agreement shall commence at the Closing and terminate on the Survival Date.

(c) On the Survival Date, one hundred percent (100%) of the Holdback Fund held by Acquiror at Closing, less any amount in respect of any resolved claims or any unresolved and pending claims specified in any Officer’s Certificate (“Unresolved Claims”) delivered to Acquiror and the Company Holders’ Agent in accordance with Section 8.6 on or prior to the Survival Date, shall be distributed to the Company Holders in accordance with clause (e) of this Section 8.5. Notwithstanding anything contained herein to the contrary, such portion of the Holdback Fund on the Survival Date as in the reasonable judgment of Acquiror shall be necessary to satisfy any unresolved or unsatisfied claim for Indemnifiable Damages specified in any Officer’s Certificate delivered to the Company Holders’ Agent prior to the Survival Date shall continue to be held by Acquiror until such claim for Indemnifiable Damages has been resolved or satisfied, and such portion of the Holdback Amount so withheld beyond the Survival Date shall be available only for purposes of satisfying such unresolved or unsatisfied claim for Indemnifiable Damages specified in any Officer’s Certificate delivered to the Company Holders’ Agent prior to the Survival Date. All of the Holdback Fund on the Survival Date, less Holdback Fund remaining in respect of unresolved or unsatisfied claims pursuant to the previous sentence, shall be released and distributed to the Company Holders promptly (and in any event within ten (10) Business Days) after the Survival Date in accordance with Section 8.5(e) and each such Company Holder’s interest in the then remaining Holdback Fund.

(d) In the event that there exist Unresolved Claims as of the Survival Date, as soon as all such Unresolved Claims have been resolved, Acquiror shall promptly, and in any event within 2 Business Days following the resolution or satisfaction of such claim, deliver in accordance with clause (e) of Section 8.5, the remaining portion of the Holdback Fund then retained by Acquiror, if any, not required to satisfy such Unresolved Claims.

(e) Release and delivery of the Holdback Fund, or any portion thereof, to the Company Holders pursuant to Section 8.5 shall be made by Acquiror in proportion to the Company Holders’ respective Pro Rata Share of the Holdback Amount, or any portion thereof.

(f) Acquiror shall maintain the Holdback Amount in an interest bearing account. All interest earned on the Holdback Amount will be retained by the Acquiror during the Holdback Period and added to and become part of the Holdback Fund. Acquiror shall take into account all income derived from the investment of the Holdback Fund for income tax purposes as income of Acquiror. The parties shall treat for income tax purposes a portion of any payment to the Company Holders from the Holdback Fund pursuant to this Agreement as a payment of imputed interest to the Company Holders and Acquiror is entitled to a corresponding deduction, in each case, to the extent provided in accordance with the rules set forth in the Code and applicable United States Treasury Regulations.

8.6 Claims.

(a) In the event any Indemnified Person wishes to assert a claim for indemnification under this ARTICLE VIII, Acquiror shall deliver to the Company Holders’ Agent a certificate signed by an authorized officer of Acquiror (an “Officer’s Certificate”) in accordance with Section 9.1 of this Agreement:

(i) stating that an Indemnified Person has incurred, paid, reserved or accrued, or reasonably anticipates that it reasonably expects to incur, pay, reserve or accrue, Indemnifiable Damages;

(ii) stating the estimated amount of such Indemnifiable Damages to the extent reasonably estimable (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably anticipated by Acquiror to be incurred, paid, reserved or accrued); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquiror) the nature of the claim to which such Indemnifiable Damages are related.

The date of such delivery of an Officer’s Certificate is referred to herein as the “Claim Date” of such Officer’s Certificate (and the claims for indemnification contained therein).

(b) The Company Holders’ Agent may object to a claim for indemnification set forth in an Officer’s Certificate by delivering to Acquiror a written statement of objection to the claim made in the Officer’s Certificate (an “Objection Notice”), provided that, to be effective, such Objection Notice must (i) be delivered to the Indemnified Person prior to 5:00 p.m. (California time) on the thirtieth (30th) day following the Claim Date of the Officer’s Certificate (such deadline, the “Objection Deadline” for such Officer’s Certificate and the claims for indemnification contained therein) and (ii) set forth in reasonable detail the nature of the objections to the claims in respect of which the objection is made. Following the delivery of any Objection Notice, Acquiror shall give, and shall cause its Affiliates and representatives to give, the Company Holders’ Agent and its representatives such reasonable access (including electronic access) as the Company Holders’ Agent may reasonably request, pursuant to the J.A.M.S. Streamlined Arbitration Rules and Procedures then in effect (the “J.A.M.S. Rules”) governing exchange of information, to the books and records of the Company and the Acquiror solely to the extent related to the matters or inquiries raised in any such Officer’s Certificate.

(c) If the Company Holders’ Agent does not object in writing (as provided in Section 8.6(a)) to the claims contained in an Officer’s Certificate prior to the Objection Deadline for such Officer’s Certificate, such failure to so object shall be an irrevocable acknowledgment by the Company Holders’ Agent on behalf of the Company Holders that the applicable Indemnified Persons are entitled to the full amount of the claims for Indemnifiable Damages set forth in such Officer’s Certificate (and such entitlement shall be conclusively and irrefutably established) (any such claim, an “Unobjected Claim”), and Acquiror shall be entitled to retain from the Holdback Amount, on behalf of the applicable Indemnified Persons, the amount of the Indemnifiable Damages set forth in such Officer’s Certificate. In the event the amount to be paid to Acquiror on behalf of the Indemnified Persons in respect of any such Unobjected Claim exceeds the amount remaining of the Holdback Amount, or if such Unobjected Claim relates to a claim for recovery directly from the Company Holders, the Company Holders’ Agent shall, within five (5) Business Days after the Objection Deadline, notify the Company Holders of their indemnification obligations with respect to such Unobjected Claim, and each such Company Holder shall promptly, and in no event later than ten (10) Business Days after delivery of any such notice by the Company Holders’ Agent to such Company Holder, wire transfer to Acquiror, on behalf of the applicable Indemnified Persons, an amount of cash equal to such Company Holder’s Pro Rata Share of the amount so owed by the Company Holders.

8.7 Resolution of Objections to Claims.

(a) If the Company Holders’ Agent objects in writing to any claim or claims by Acquiror or any other Indemnified Person made in an Officer’s Certificate by delivering an effective Objection Notice prior to the Objection Deadline, Acquiror and the Company Holders’ Agent shall attempt in good faith for forty-five (45) days after Acquiror’s receipt of such written objection to resolve such objection. If Acquiror and the Company Holders’ Agent shall so agree, a memorandum setting forth such agreement (the “Settlement Memorandum”) shall be prepared and signed by both parties, which Settlement Memorandum shall be final and conclusive and binding on the Company Holders. In the event such Settlement Memorandum relates to a claim against the Holdback Amount, Acquiror shall be entitled to conclusively rely on any such Settlement Memorandum and shall retain amounts from the Holdback Amount in accordance with the terms of such Settlement Memorandum. In the event the amount to be paid to the Acquiror on behalf of the Indemnified Persons under the terms of any such Settlement Memorandum exceeds the amount remaining of the Holdback Amount, or if such Settlement Memorandum relates to a claim for recovery directly from the Company Holders, the Company Holders’ Agent shall, within five (5) Business Days after the date of the Settlement Memorandum, notify the Company Holders of their indemnification obligations with respect thereto, and each such Company Holder shall promptly, and in no event later than ten (10) Business Days after delivery of any such notice by the Company Holders’ Agent to such Company Holder, wire transfer to Acquiror, on behalf of the applicable Indemnified Persons, an amount of cash equal to such Company Holder’s Pro Rata Share of the amount so owed by the Company Holders.

(b) Dispute Resolution.

(i) Arbitration. If no such agreement can be reached during the 45-day period for good faith negotiation, but in any event upon the expiration of such 45-day period, either Acquiror or the Company Holders’ Agent may submit the dispute (each such dispute, a “Dispute”) to mandatory, final and binding arbitration to be held in the city and county of San Francisco, the State of California and, except as herein specifically stated, in accordance with the J.A.M.S. Rules. The arbitration provisions of this Section 8.7 shall govern over any conflicting rules that may now or hereafter be contained in the J.A.M.S. Rules. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Dispute. The decision of the arbitrator as to the validity and amount of any claim in the relevant Officer’s Certificate (the “Award”) shall be nonappealable, binding and conclusive upon the parties to this Agreement and the Company Holders, and, in the event of a claim against the Holdback Amount, Acquiror shall be entitled to act in accordance with such Award and shall retain amounts from the Holdback Amount in accordance therewith. In the event the amount to be paid to the Acquiror on behalf of the Indemnified Persons in respect of any such Award exceeds the amount remaining of the Holdback Amount, or if such Award relates to a claim for recovery directly from the Company Holders, the Company Holders’ Agent shall, within five (5) Business Days after the date the Award is issued, notify the Company Holders of their indemnification obligations with respect to such Award, and each such Company Holder shall promptly, and in no event later than ten (10) Business Days after delivery of any such notice by the Company Holders’ Agent to such Company Holder, wire transfer to Acquiror, on behalf of the applicable Indemnified Persons, an amount of cash equal to such Company Holder’s Pro Rata Share of the amount so owed by the Company Holders. Any judgment upon the Award may be entered in any court having jurisdiction over the subject matter thereof.

(ii) Compensation of Arbitrator. Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the parties or by J.A.M.S., but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

(iii) Selection of Arbitrator. The parties will cooperate with J.A.M.S. in promptly selecting from a list of arbitrators who are lawyers familiar with Delaware contract law one arbitrator from the J.A.M.S. panel of neutrals; provided, however, that (i) such arbitrator cannot work for a firm then performing services for either party and (ii) each party will have the opportunity to make such reasonable objection to any of the arbitrators listed as such party may wish. In the event that the parties cannot agree on an arbitrator within 5 Business Days after either party’s issuance of a written demand for arbitration, J.A.M.S. will select the arbitrator.

(iv) Payment of Costs. The Acquiror and the Company Holders’ Agent (on behalf of the Company Holders) will bear the expense of deposits and advances required by the arbitrator in equal proportions, but either party may advance such amounts, subject to recovery as an addition or offset to any award. The arbitrator will award to the prevailing party, as determined pursuant to Section 8.7(c), all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party.

(v) Burden of Proof. For any Dispute submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding.

(vi) Award. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision reached and will deliver such documents to each party to this Agreement along with a signed copy of the Award.

(vii) Terms of Arbitration. The arbitrator chosen in accordance with the provisions of this Section 8.7 will not have the power to alter, amend or otherwise affect the provisions of this Agreement, including the terms of these arbitration provisions and Section 9.8 hereof.

(viii) Confidentiality. At the request of any party, the arbitrators, attorneys, parties to the arbitration, witnesses, experts, court reporters, or other persons present at an arbitration shall agree in writing to maintain the strict confidentiality of the proceedings.

(ix) Exclusive Remedy. Except as specifically otherwise provided herein, arbitration will be the sole and exclusive remedy of the parties for any Dispute.

(c) For purposes of this Section 8.7, in any arbitration hereunder in which any claim or the amount thereof stated in the Officer’s Certificate is at issue, Acquiror shall be deemed to be the non-prevailing party unless the arbitrator awards Acquiror 50% or more of the amount in dispute, in which case the Company Holders shall be deemed to be the non-prevailing party. The non-prevailing party to an arbitration shall pay its own expenses, the fees of the arbitrator, the administrative fee of Judicial Arbitration & Mediation Services or its successor (“J.A.M.S.”) and the expenses, including attorneys’ fees and costs, reasonably incurred by the other party to the arbitration, it being agreed that in the event the Company Holders are deemed to be the non-prevailing party, their payment obligations under this Section 8.7(c) shall not be subject to any limitation based on the amount of property in the Holdback Amount.

8.8 Company Holders’ Agent.

(a) By virtue of execution and delivery of a Joinder Agreement, and/or the adoption of this Agreement and the approval of the Merger by the Company Stockholders, each of the Company Holders shall be deemed to have agreed to appoint Fortis Advisors, LLC as the Company Holders’ Agent, to act as its exclusive agent and attorney-in-fact to: (i) give and receive notices and communications to or from Acquiror (on behalf of itself of any other Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby; (ii) authorize Acquiror to retain all or any portion of the Holdback Amount in satisfaction of claims asserted by Acquiror against the Holdback Amount (on behalf of itself or any other Indemnified Person, including by not objecting to such claims); (iii) object to any claims for indemnification under this ARTICLE VIII, whether against the Holdback Amount or directly against Company Holders, pursuant to Section 8.6(a); (iv) consent or agree to, negotiate, enter into settlements and compromises of, to demand arbitration of and represent the interests of the Company Holders in the arbitration of any Dispute relating to, and comply with orders of courts or arbitrators with respect to, any claims for indemnification under this ARTICLE VIII, whether against the Holdback Amount or directly against the Company Holders; (v) consent or agree to any amendment to this Agreement; and (vi) take all actions necessary or appropriate in the judgment of the Company Holders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Company Holders’ Agent shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Holder or other party. Each Company Holder (i) agrees that all actions taken by the

Company Holders’ Agent under this Agreement shall be binding upon such Company Holder and such Company Holder’s successors as if expressly confirmed and ratified in writing by such Company Holder, and (ii) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Company Holders’ Agent taken in good faith under this Agreement. The powers, immunities and rights to indemnification granted to the Company Holders’ Agent and the Advisory Group (as defined below) hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Company Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Holder of the whole or any fraction of his, her or its interest in the Holdback Fund. The Person serving as the Company Holders’ Agent may be replaced from time to time by a vote of the Company Holders then holding a majority in interest of the Holdback Amount. The immunities and rights to indemnification shall survive the resignation or removal of the Company Holders’ Agent or any member of the Advisory Group and the Closing and/or any termination of this Agreement. No bond shall be required of the Company Holders’ Agent.

(b) Certain Company Holders have entered into a letter agreement with the Company Holders’ Agent to provide direction to the Company Holders’ Agent in connection with the performance of its services under this Agreement (such Company Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Company Holders’ Agent (together with its members, managers, directors, officers, contractors, agents and employees) nor any member of the Advisory Group (collectively, the “Company Holders’ Agent Group”) shall be liable to any Company Holders for any act done or omitted hereunder as the Company Holders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Company Holders shall severally and not jointly indemnify the Company Holders’ Agent Group and hold the Company Holders’ Agent Group harmless against any loss, liability, claim, damage, fee, cost, judgment, fine, amount paid in settlement or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Company Holders’ Agent Group and arising out of or in connection with the acceptance or administration of its duties hereunder, including any actual out-of-pocket, third party costs and expenses, legal fees and other legal and skilled professionals costs reasonably incurred by the Company Holders’ Agent and in connection with seeking recovery from insurers (collectively, the “Company Holders’ Agent Expenses”). If not paid directly to the Company Holders’ Agent by the Company Holders, such Company Holders’ Agent Expenses may be recovered by the Company Holders’ Agent from portions of the Expense Amount held in the Expense Fund and if such funds are depleted then the Holdback Amount held in the Holdback Fund otherwise distributable to the Company Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) after the Survival Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Company Holders. The Company Holders acknowledge that the Company Holders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties.

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Company Holders’ Agent that is within the scope of the Company Holders’ Agent’s authority under Section 8.8(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Holders and shall be final, binding and conclusive upon each such Company Holder; and each Indemnified Person shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of each and every such Company Holder.

(d) Upon the Closing of the Merger, Acquiror shall wire to an account designated by the Company Holders’ Agent as the Expense Fund an aggregate Expense Amount, which shall be held by the Company Holders’ Agent as agent and for the benefit of the Company Holders in a segregated client bank account and shall be used solely for the purposes of (i) paying directly or reimbursing the Company Holders’ Agent for, any third party expenses pursuant to this Agreement, and (ii) paying the services expenses of the Company Holders’ Agent. The Company Holders’ Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Company Holders acknowledge that the Company Holders’ Agent is not providing any investment supervision, recommendations or advice. The Company Holders’ Agent shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. As soon as practicable following the later of (A) release of the Holdback Amount (whether to Acquiror or the Company Holders) under the terms set forth herein or (B) payment of the Earnout, the Company Holders’ Agent shall disburse the balance of the Expense Fund, if any, to Acquiror (or the Exchange Agent if so instructed) for further disbursement to the Company Holders based on their respective Pro Rata Shares of any remaining portion of the Expense Fund. For tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the Company Holders at the time of Closing. The Company Holders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting obligations hereunder.

8.9 Third-Party Claims.

(a) In the event that Acquiror becomes aware of a third-party Action which constitutes a matter for which either (a) an Indemnified Person is entitled to indemnification under Section 8.2, or (b) if determined adversely to Acquiror or any other Indemnified Person, would provide a basis for a claim for indemnification under any of the Indemnifiable Matters (each such claim, a “Third Party Claim”), the Indemnified Person shall promptly deliver written notice of such Third Party Claim (“Third Party Claims Notice”) to (i) the Company Holders’ Agent with respect to any Third Party Claims Notice delivered prior to the three (3) year anniversary of the Closing, and (ii) the Company Holders with respect to any Third Party Claims Notice delivered after the three (3) year anniversary of the Closing. Subject to the limitations set forth herein, Acquiror shall have the right to conduct the defense of and to settle or resolve any such claim, and the reasonable costs and expenses incurred by Acquiror in connection with the investigation and defense of such claim (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) (such reasonable costs and expenses, the “Defense Costs”) shall be deemed Indemnifiable Damages for which Acquiror is entitled to indemnification under this ARTICLE VIII, provided that it is determined that the Third Party Claim is an Indemnifiable Matter. The Company Holders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to any Third Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and shall be entitled, at its expense and with its own counsel, to participate in, but not to determine or conduct, any defense of the Third Party Claim or settlement negotiations with respect to the Third Party Claim. If such Indemnified Person proposes to settle such Third Party Claim prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Person shall give the Company Holders’ Agent prompt written notice thereof. However, except with the consent of the Company Holders’ Agent, which shall not be unreasonably withheld or conditioned, and which shall be deemed to have been given unless the Company Holders’ Agent shall have objected within twenty (20) days after a written request for such consent by Acquiror, neither the settlement or resolution nor the amount paid in the settlement or resolution of any such claim to the third-party claimant shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter. In the event that the Company Holders’ Agent has consented to any such settlement or resolution, neither the Company Holders’ Agent nor the Company Holders shall have any power or authority to object under Section 8.6(a) or any other provision of this ARTICLE VIII to the amount of any claim by or on behalf of any Indemnified Person against the Holdback Amount or directly against such Company Holders for indemnity with respect to such settlement or resolution. Notwithstanding anything to the contrary herein and for the avoidance of doubt, any right of an Indemnified Person to seek indemnification in respect of any Third Party Claim shall be subject to the terms, conditions and limitations set forth in this ARTICLE VIII (including without limitation terms, limitations and conditions set forth in Sections 8.3 and 8.4).

8.10 Tax Treatment. Any payment under ARTICLE VIII of this Agreement shall be treated by the parties for U.S. federal, state, local and non-U.S. income Tax purposes as a purchase price adjustment unless otherwise required by applicable Legal Requirements.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt), if provided below, to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice); provided that notices sent by mail will not be deemed given until received:

(a)	if to Acquiror or Merger Sub, to:

E2open, Inc.

4100 East Third Avenue, Suite 400

Foster City, CA 94404

Attn: General Counsel

Facsimile No.: (650) 645-6556

Telephone No.: (650) 645-6500

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attn: Denny Kwon

Facsimile No.: (415) 947-2021

Telephone No.: (415) 947-2099

(b)	if to the Company, to:

Serus Corporation

5201 Great America Parkway, Suite 422

Santa Clara, CA 95054

Attn: Robert Gunn

Facsimile No.: (408) 716-6209

Telephone No.: (408) 716-6200

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

Attention: Karen Dempsey and John Cook

Facsimile No.: (415) 773-5759

Telephone No.: (415) 773-5700

(c)	If to the Company Holders’ Agent, to:

Fortis Advisors LLC

Attention: Notice Department

Facsimile No.: (858) 408-1843

Email: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

Attention: Karen Dempsey and John Cook

Facsimile No.: (415) 773-5759

Telephone No.: (415) 773-5700

9.2 Interpretation. When a reference is made in this Agreement to Articles, Sections, Schedules or Exhibits, such reference shall be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Unless the context of this Agreement otherwise requires (i) words of any gender include each other gender, (iii) words using the singular or plural number also include the plural or singular number respectively, and (iii) the terms “hereof,” “herein,” “hereunder,” and derivative or similar words refer to this entire Agreement. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. All references in this Agreement to the Subsidiaries of a legal entity shall be deemed to include all direct and indirect Subsidiaries of such entity. All references to a statute shall include the rules and regulations promulgated thereunder. Whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

9.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which when so executed and delivered shall be an original, but all of which shall be considered one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manners and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

9.4 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Schedule, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 5.16 is intended to benefit the Company Indemnified Parties and ARTICLE VIII is intended to benefit Indemnified Persons).

9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Notwithstanding the foregoing, (i) subject to the fulfillment of the obligations set forth in Section 1.10(g) hereof, Acquiror may assign this Agreement and any of its rights, interests or obligations hereunder, in connection with a merger, acquisition, sale or all or substantially all of its assets or other change in control transaction, (ii) Acquiror may assign its rights and delegate its obligations hereunder to its Affiliates as long as Acquiror remains ultimately liable for all of Acquiror’s obligations hereunder, and (iii) Acquiror and the Surviving Corporation may assign their obligations under Section 5.16 in accordance with Section 5.16(c).

9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law. Subject to the terms of Section 8.7 hereof, each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in the case of a federal claim as to which federal courts have exclusive jurisdiction, the Federal Court of the United States of America) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Subject to the terms of Section 8.7 hereof, each party agrees not to commence any legal proceedings related hereto except in such courts.

9.9 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

9.11 Certain Wavier. It is acknowledged by each of the parties hereto that the Company has retained Orrick, Herrington & Sutcliffe LLP (“Orrick”) to act as its counsel in connection with the Merger and the other transactions contemplated hereunder. The parties acknowledge and agree that Orrick shall be permitted, without need for any additional conflict waiver or other consent from Acquiror, Merger Sub, the Company or the Surviving Corporation, to represent the Company Holders’ Agent on behalf of the Company Holders in any post-Closing matter and will not seek to disqualify Orrick. The parties further acknowledge and agree that in connection with any actual or potential dispute following the Closing between any Indemnified Person, on the one hand, and any Company Holder or the Company Holders’ Agent (on behalf of such Company Holders), on the other hand, to the extent related to the Merger and the other transactions contemplated hereunder, the Company Holder and Company Holders’ Agent (on behalf of such Company Holder) shall have the sole right to invoke or waive or cause Acquiror to invoke or waive any attorney-client privilege attaching to any pre-Closing communications between (i) the Company and Orrick and (ii) the Company and Kelley Drye & Warren LLP, in each case only to the extent related to the Merger and the other transactions contemplated hereunder, notwithstanding the transfer of any record of such communications to Acquiror, the Surviving Corporation or any of their Affiliates.

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IN WITNESS WHEREOF, Acquiror, Merger Sub, the Company and the Company Holders’ Agent have each caused this Agreement to be executed and delivered individually or by their respective officers thereunto duly authorized, all as of the date first written above.

E2OPEN, INC.

By:	/s/ Peter Maloney
Name:	Peter Maloney
Title:	Chief Financial Officer

GOLD RUSH ACQUISITION CORP.

By:	/s/ Scott Miller
Name:	Scott Miller
Title:	Vice President

SERUS CORPORATION

By:	/s/ Hari Menon
Name:	Hari Menon
Title:	Chief Executive Officer

FORTIS ADVISORS LLC, AS COMPANY HOLDERS’ AGENT

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]